As filed with the Securities and Exchange Commission on May 13, 2002

Registration No. 333-86952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMN Healthcare Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8099	06-1500476
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

12235 El Camino Real, Suite 200

San Diego, California 92130
(800) 282-0300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven C. Francis

President and Chief Executive Officer
AMN Healthcare Services, Inc.
12235 El Camino Real, Suite 200
San Diego, California 92130
(800) 282-0300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Ian B. Blumenstein, Esq. Latham & Watkins 275 Grove Street 4th Floor Newton, Massachusetts 02466 (617) 663-5700

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed without notice. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting offers to buy these securities, in any State or other jurisdiction where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2002

Prospectus (Not complete)

Issued May 13, 2002

10,000,000 Shares

Common Stock

         The selling stockholders named in this prospectus are selling all of the shares of our common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

      Our common stock is listed on the New York Stock Exchange under the symbol “AHS.” On May 10, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $29.81 per share.

      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

	Per Share	Total

Offering Price	$	$
Discounts and Commissions to Underwriters	$	$
Offering Proceeds to the Selling Stockholders	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The selling stockholders have granted the underwriters the right to purchase up to an additional 1,500,000 shares from the selling stockholders at the public offering price to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after this offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on                     , 2002.

Book-Running Lead Manager

Banc of America Securities LLC

Co-Lead Managers

JPMorgan	UBS Warburg

SunTrust Robinson Humphrey	Wells Fargo Securities, LLC

                  , 2002

[ART WORK: COMPANY LOGO, SLOGAN (“A LEADER IN HEALTHCARE STAFFING”)

AND A FULL PAGE PHOTO OF TWO NURSES WORKING IN A HOSPITAL HALLWAY.]

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE OF ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
Index to Pro Forma Condensed Consolidated Financial Statements
EXHIBIT 1.1
EXHIBIT 10.49
EXHIBIT 23.2
EXHIBIT 23.3
EXHIBIT 23.4
EXHIBIT 23.5

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Unless we state otherwise, the terms “we,” “us” and “our” refer to AMN Healthcare Services, Inc. and its subsidiaries. Some of the statements in this “Prospectus Summary” are forward-looking statements. See “Forward-Looking Statements.”

The Company

      We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services, one of the fastest growing segments of the temporary healthcare staffing industry. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” and place them on temporary assignments, typically for 13 weeks away from their permanent homes, at hospitals and healthcare facilities throughout the United States. Approximately 90% of our temporary healthcare professionals are nurses, while the remainder are technicians, therapists and technologists. We are actively working with a pre-screened pool of prospective temporary healthcare professionals, of whom over 7,300 were on assignment during the first quarter of 2002.

      In recent years our business has grown significantly, outpacing the growth of the temporary healthcare staffing market. From 1996 to 2001, our revenue and Adjusted EBITDA (as defined) increased at compound annual growth rates of 61% and 65%, respectively. Approximately two-thirds of this growth was generated through the organic growth of our operations, while the remaining one-third was generated through strategic acquisitions. On a combined basis, assuming all of our acquisitions had occurred on January 1, 1999, we would have generated revenues of $605.2 million and Adjusted EBITDA of $67.9 million for the twelve months ended March 31, 2002. This represents organic compound annual growth rates of 52% and 70%, respectively, since 1999.

      We market our services to two distinct customer groups: (1) temporary healthcare professionals and (2) hospital and healthcare facility clients. To enhance our ability to successfully attract temporary healthcare professionals, we use a multi-brand recruiting strategy to recruit in the United States and internationally under our five separate brand names: American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International. Our large number of hospital and healthcare facility clients allows us to offer traveling positions in all 50 states, and in a variety of work environments. We believe that we attract temporary healthcare professionals due to our long-standing reputation for providing a high level of service, our numerous job opportunities and our most effective recruiting tool, word-of-mouth referrals from our thousands of current and former temporary healthcare professionals. As discussed further in “Risk Factors,” our ability to remain competitive in obtaining and retaining temporary healthcare professionals is important to our future growth.

      We have established a growing and diverse hospital and healthcare facility client base, ranging from national healthcare providers to premier teaching and regional hospitals. We currently hold contracts with over 40% of all acute-care hospitals in the United States, where we place the vast majority of our temporary healthcare professionals. Hospital and healthcare facilities utilize our services to help cost-effectively manage staff shortages, new unit openings, seasonal variations and other flexible staffing needs. As discussed further in “Risk Factors,” we operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital and healthcare facility clients. In particular, our business depends upon our ability to secure and fill new orders from our hospital and healthcare facility clients because we do not have long-term agreements or exclusive contracts with them.

Market Opportunity and Competitive Strengths

      We believe that the following industry characteristics and competitive strengths provide us an attractive opportunity to profitably grow our business:

•	Favorable Industry Dynamics. Favorable industry trends have increased demand in the $7.2 billion temporary healthcare staffing industry, which was projected to grow 21% to $8.7 billion in 2001 and is projected to further increase 22% to $10.6 billion in 2002. We believe these trends will continue to grow demand for our services. Key industry dynamics include:

—	Increasing Healthcare Expenditures. The Centers for Medicare & Medicaid Services projects healthcare expenditures will increase by approximately $1.3 trillion over the next decade, to $2.6 trillion. This growth is expected to be fueled by an increasingly aging U.S. population and by advances in medical technology.

—	Increasing Nurse Vacancies. Most regions of the United States are experiencing a shortage of nurses. The American Hospital Association estimates that up to 126,000 position vacancies existed in 2001 for registered nurses, representing approximately 10% of the current hospital-based nursing workforce. A study published in the Journal of the American Medical Association projects that the registered nurse workforce will be nearly 20% below projected requirements by 2020.

—	Continuing Shift to Outsourced Services. In the current cost containment environment, hospitals and healthcare facilities are increasingly using flexible staffing models to more effectively manage labor costs and fluctuations in demand for their services.

•	Consistent Growth of Revenue and Profits. From 1996 to 2001, our revenue and Adjusted EBITDA increased at compound annual growth rates of 61% and 65%, respectively. On a combined basis, assuming all of our acquisitions had occurred on January 1, 1996, the compound annual growth rate of our revenues from 1996 to 2001 would have been 37%. As discussed further in “Risk Factors,” if we are unable to attract qualified nurses and other allied healthcare professionals for our healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our revenue and profits.

•	Nationwide Presence and Scale. Our broad client base helps us attract potential temporary healthcare professionals, as we offer more employment opportunities than our smaller competitors. Within our industry, we have the largest number of working temporary healthcare professionals, which generates a strong volume of word-of-mouth referrals. In addition, our size provides us with economy of scale benefits in our administrative areas, information systems, benefits and housing programs.

•	Proven Multi-Brand Recruiting Strategy. We have capitalized on our multi-brand recruiting strategy by utilizing our five strong brand names, complementary geographic concentrations and cross-selling opportunities to successfully recruit temporary healthcare professionals. We believe that each of our recruitment brands has significant opportunity for growth through leveraging our nationwide presence, extensive temporary healthcare professional network and hospital client base.

•	Established International Recruiting Brand. Our acquisition of O’Grady-Peyton International (USA), Inc. in May 2001 expanded our traveler recruiting capabilities beyond the United States. O’Grady-Peyton International is the leading recruiter of registered nurses from English-speaking foreign countries for placement in the United States, with approximately 20 years of international recruiting experience.

•	No Direct Reimbursement Risk. We are not subject to direct reimbursement risk from Medicare, Medicaid or any other federal or state healthcare reimbursement programs. We contract with, and are paid directly by, our hospital and healthcare facility clients.

•	Experienced Management. We have an experienced management team, which has successfully expanded our business, grown our revenues and Adjusted EBITDA, and integrated strategic acquisitions. Steven Francis, our President and CEO, co-founded our company in 1985, and has been instrumental in shaping the growth of the travel nurse staffing sector.

      For a discussion of risks and uncertainties related to our business and an investment in our common stock, see “Risk Factors.”

      We were incorporated in Delaware on November 10, 1997. Our corporate headquarters is located at 12235 El Camino Real, Suite 200, San Diego, California 92130. Our telephone number is (800) 282-0300 and our corporate website is www.amnhealthcare.com. The information on our website is not part of this prospectus.

Recent Developments

      On April 23, 2002, we acquired all of the outstanding stock of Healthcare Resource Management Corporation, a nationwide travel healthcare staffing company located in Charlotte, North Carolina, for $9.3 million in cash. Healthcare Resource Management Corporation recruits and places temporary healthcare professionals on 13-week assignments throughout the United States under the brand name “HRMC.” Consistent with our multi-brand recruitment strategy, we intend to retain the HRMC brand name to recruit and place temporary healthcare professionals at our hospital and healthcare facility clients. Healthcare Resource Management Corporation’s revenues and EBITDA were approximately $13.1 million and $1.5 million, respectively, for the year ended December 31, 2001.

The Offering

Common stock offered by the selling stockholders	10,000,000 shares

Common stock outstanding after the offering	42,637,554 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholders.

New York Stock Exchange Symbol	“AHS”

Unless we indicate otherwise, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of May 10, 2002 and:

•	includes 347,784 shares of common stock that are subject to options that will be exercised immediately prior to the consummation of this offering by some of the selling stockholders; and

•	excludes 6,095,891 shares of common stock that are subject to other options outstanding at a weighted average exercise price of $6.96 per share (of which options for 347,784 shares of common stock would be exercised if the over-allotment option is exercised in full).

Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by the selling stockholders.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

      You should read the following summary consolidated financial and operating data in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our pro forma financial statements, our historical financial statements and the historical financial statements of Preferred Healthcare Staffing, Inc., O’Grady-Peyton International (USA), Inc. and Healthcare Management Resource Corporation and the related notes appearing elsewhere in this prospectus.

      The following table summarizes our consolidated financial and operating data as of March 31, 2002, for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 and 2002, prepared from our historical accounting records. The pro forma consolidated statements of operations and other financial and operating data for the year ended December 31, 2001 and the three months ended March 31, 2001 and 2002 give effect to the acquisitions of O’Grady-Peyton International and Healthcare Resource Management Corporation and this offering, as well as our initial public offering in November 2001, as if these events had occurred on January 1, 2001. The pro forma balance sheet data as of March 31, 2002 give effect to our acquisition of Healthcare Resource Management Corporation and this offering as of such date. The pro forma information is not necessarily indicative of the actual results of operations that would have occurred had the acquisitions of O’Grady-Peyton International and Healthcare Resource Management Corporation and this offering, as well as our initial public offering, occurred on the assumed dates nor do they represent any indication of future performance.

	Years Ended December 31,				Three Months Ended March 31,

				2001			2001	2002
	1999	2000	2001	Pro Forma	2001	2002	Pro Forma	Pro Forma

				(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	(dollars and shares in thousands, except per share data)
Consolidated Statements of
Operations:
Revenue	$146,514	$230,766	$517,794	$541,438	$103,048	$173,956	$113,980	$177,720
Cost of revenue	111,784	170,608	388,284	405,227	77,919	131,753	85,642	134,497

Gross profit	34,730	60,158	129,510	136,211	25,129	42,203	28,338	43,223

Expenses:
Selling, general and administrative (excluding non-cash stock-based compensation)	20,677	30,728	71,483	75,314	13,813	22,725	15,447	23,320
Non-cash stock-based compensation(1)	—	22,379	31,881	31,881	4,365	218	31,771	218
Amortization	1,721	2,387	5,562	6,200	1,306	82	1,551	95
Depreciation	325	916	2,151	2,214	413	691	441	702
Transaction costs(2)	12,404	1,500	1,955	1,955	—	—	—	—

Total expenses	35,127	57,910	113,032	117,564	19,897	23,716	49,210	24,335

Income (loss) from operations	(397)	2,248	16,478	18,647	5,232	18,487	(20,872)	18,888
Interest (income) expense, net	4,030	10,006	13,933	369	4,325	(142)	115	(143)

Income (loss) before minority interest, income taxes and extraordinary item	(4,427)	(7,758)	2,545	18,278	907	18,629	(20,987)	19,031
Minority interest in earnings of subsidiary(3)	(1,325)	—	—	—	—	—	—	—
Income tax expense (benefit)	(872)	(2,560)	1,476	10,601	471	7,452	(10,898)	7,613

Income (loss) before extraordinary item	(4,880)	(5,198)	1,069	7,677	436	11,177	(10,089)	11,418
Extraordinary loss on early extinguishment of debt, net of income tax benefit	(730)	—	(5,455)	N/A	—	—	N/A	N/A

Net income (loss)	$(5,610)	$(5,198)	$(4,386)	$7,677	$436	$11,177	$(10,089)	$11,418

Net income (loss) per common share:
Basic	$(0.26)	$(0.23)	$(0.14)	$0.18	$0.02	$0.26	$(0.24)	$0.27

Diluted	$(0.26)	$(0.23)	$(0.14)	$0.17	$0.01	$0.24	$(0.24)	$0.24

Weighted average common shares outstanding:
Basic	21,715	22,497	30,641	42,638	28,835	42,290	42,638	42,638

Diluted	21,715	22,497	30,641	46,211	31,431	46,991	42,638	47,053

Other Financial and Operating Data:
Revenue growth	67%	58%	124%	N/A	N/A	69%	N/A	56%

Average temporary healthcare professionals on assignment	2,289	3,166	5,964	6,235	5,185	7,335	5,701	7,499

Growth in average temporary healthcare professionals on assignment	59%	38%	88%	N/A	N/A	41%	N/A	32%

Capital expenditures	$1,656	$2,358	$4,497	$4,619	$1,019	$948	1,073	$975

Adjusted EBITDA(4)	$14,053	$29,430	$58,027	$60,897	$11,316	$19,478	$12,891	$19,903

Adjusted EBITDA growth	83%	109%	97%	N/A	N/A	72%	N/A	54%

Adjusted cash earnings per diluted share(5)	$0.30	$0.44	$0.74	$0.74	$0.12	$0.24	$0.16	$0.25

Adjusted cash earnings per diluted share growth	131%	47%	68%	N/A	N/A	100%	N/A	56%

	As of March 31, 2002

	Actual	Pro Forma

	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$37,454	$28,539
Working capital	128,015	120,551
Total assets	330,621	331,301
Total long-term debt, including current portion	—	—
Total stockholders’ equity	283,237	283,518

(1)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers. See Note 9 of Notes to Consolidated Financial Statements for AMN Healthcare Services, Inc.

(2)	Transaction costs represent costs incurred in connection with our 1999 recapitalization, our acquisition of Preferred Healthcare Staffing in 2000 and our initial public offering in 2001.

(3)	On October 18, 1999, the minority stockholder of one of our subsidiaries exchanged his shares of the subsidiary for our shares. As a result, no minority interest is reflected after that date.

(4)	Adjusted EBITDA represents income (loss) from operations plus depreciation, amortization, transaction costs and non-cash stock-based compensation expense. Adjusted EBITDA is presented because we believe that it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See our historical and unaudited pro forma financial statements and the related notes appearing elsewhere in this prospectus.

(5)	Adjusted cash earnings per diluted share represents net income (loss) per diluted share excluding the tax-effected impact of non-cash stock-based compensation, transaction costs, amortization expense and extraordinary loss on early extinguishment of debt. Adjusted cash earnings per diluted share is presented because we believe that it provides a meaningful comparison of operating performance. Adjusted cash earnings per diluted share is not intended to represent net income per common share for the period, nor has it been presented as an alternative to net income per common share as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. Adjusted cash earnings per diluted share, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See our historical and unaudited pro forma financial statements and the related notes appearing elsewhere in this prospectus.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and results of operations. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. See “Forward-Looking Statements.”

If we are unable to attract qualified nurses and other allied healthcare professionals for our healthcare staffing business at reasonable costs, it could increase our operating costs and negatively impact our business.

      We rely significantly on our ability to attract and retain nurses and other allied healthcare professionals who possess the skills, experience and licenses necessary to meet the requirements of our hospital and healthcare facility clients. We compete for healthcare staffing personnel with other temporary healthcare staffing companies and with hospitals and healthcare facilities. We must continually evaluate and expand our temporary healthcare professional network to keep pace with our hospital and healthcare facility clients’ needs. Currently, there is a shortage of qualified nurses in most areas of the United States, competition for nursing personnel is increasing, and salaries and benefits have risen. We may be unable to continue to increase the number of temporary healthcare professionals that we recruit, decreasing the potential for growth of our business. Our ability to attract and retain temporary healthcare professionals depends on several factors, including our ability to provide temporary healthcare professionals with assignments that they view as attractive and to provide them with competitive benefits and wages. We cannot assure you that we will be successful in any of these areas. The cost of attracting temporary healthcare professionals and providing them with attractive benefit packages may be higher than we anticipate and, as a result, if we are unable to pass these costs on to our hospital and healthcare facility clients, our profitability could decline. Moreover, if we are unable to attract and retain temporary healthcare professionals, the quality of our services to our hospital and healthcare facility clients may decline and, as a result, we could lose clients.

We operate in a highly competitive market and our success depends on our ability to remain competitive in obtaining and retaining hospital and healthcare facility clients and temporary healthcare professionals.

      The temporary healthcare staffing business is highly competitive. We compete in national, regional and local markets with full-service staffing companies and with specialized temporary staffing agencies. Some of our competitors in the temporary nurse staffing sector include Cross Country, InteliStaf, Medical Staffing Network, On Assignment and RehabCare Group. In addition, we compete with staffing organizations owned by national healthcare facilities that provide staffing services to their member hospitals. Some of these companies may have greater marketing and financial resources than us. We believe that the primary competitive factors in obtaining and retaining hospital and healthcare facility clients are identifying qualified healthcare professionals for specific job requirements, providing qualified employees in a timely manner, pricing services competitively and effectively monitoring employees’ job performance. We compete for temporary healthcare professionals based on the quantity, diversity and quality of assignments offered, compensation packages and the benefits that we provide. Competition for hospital and healthcare facility clients and temporary healthcare professionals may increase in the future and, as a result, we may not be able to remain competitive. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or hospital and healthcare facility clients and our margins could decline, which could seriously harm our operating results and cause the price of our stock to decline. In addition, the development of alternative recruitment channels could lead our hospital and healthcare facility clients to bypass our services, which would also cause our revenues and margins to decline.

Our business depends upon our ability to secure and fill new orders from our hospital and healthcare facility clients because we do not have long-term agreements or exclusive contracts with them.

      We do not have long-term agreements or exclusive guaranteed order contracts with our hospital and healthcare facility clients. The success of our business is dependent upon our ability to continually secure new orders from hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our hospital and healthcare facility clients are free to place orders with our competitors and choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our hospital and healthcare facility clients. If we fail to maintain positive relationships with our hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected.

Fluctuations in patient occupancy at the hospital and healthcare facilities of our clients may adversely affect the demand for our services and therefore the profitability of our business.

      Demand for our temporary healthcare staffing services is significantly affected by the general level of patient occupancy at our hospital and healthcare clients’ facilities. When occupancy increases, temporary employees are often added before full-time employees are hired. As occupancy decreases, hospital and healthcare facility clients typically will reduce their use of temporary employees before undertaking layoffs of their regular employees. In addition, we may experience more competitive pricing pressure during periods of occupancy downturn. Occupancy at our healthcare clients’ facilities also fluctuates due to the seasonality of some elective procedures. We are unable to predict the level of patient occupancy at any particular time and its effect on our revenues and earnings.

Healthcare reform could negatively impact our business opportunities, revenues and margins.

      The U.S. government has undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. In the recent past, the U.S. Congress has considered several comprehensive healthcare reform proposals. The proposals were generally intended to expand healthcare coverage for the uninsured and reduce the growth of total healthcare expenditures. While the U.S. Congress did not adopt any comprehensive reform proposals, members of Congress may raise similar proposals in the future. If any of these proposals are approved, hospitals and other healthcare facilities may react by spending less on healthcare staffing, including nurses. If this were to occur, we would have fewer business opportunities, which could have a material adverse effect on our business.

      State governments have also attempted to control the growth of healthcare costs. For example, the state of Massachusetts implemented a regulation that limits the hourly rate paid to temporary nursing agencies for registered nurses, licensed practical nurses and certified nurses aides. While the current regulation does not apply to us, if similar regulations were to be applied to longer term contracts in states in which we operate, our revenues and margins could decrease.

      Furthermore, third party payors, such as health maintenance organizations, increasingly challenge the prices charged for medical care. Failure by hospitals and other healthcare facilities to obtain full reimbursement from those third party payors could reduce the demand or the price paid for our services.

We operate in a regulated industry and changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce our revenues and profitability.

      The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. If we fail to comply with the laws and regulations that are directly applicable to our business, we could suffer civil and/or criminal penalties or be subject to injunctions or cease and desist orders.

      Our business is generally not subject to the extensive and complex laws that apply to our hospital and healthcare facility clients, including laws related to Medicare, Medicaid and other federal and state healthcare programs. However, these laws and regulations could indirectly affect the demand or the prices paid for our services. For example, our hospital and healthcare facility clients could suffer civil and/or criminal penalties and/or be excluded from participating in Medicare, Medicaid and other healthcare programs if they fail to comply with the laws and regulations applicable to their businesses. In addition, our hospital and healthcare facility clients could receive reduced reimbursements, or be excluded from coverage, because of a change in the rates or conditions set by federal or state governments. In turn, violations of or changes to these laws and regulations that adversely affect our hospital and healthcare facility clients could also adversely affect the prices that these clients are willing or able to pay for our services.

Significant legal actions could subject us to substantial liabilities.

      In recent years, our hospital and healthcare facility clients have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Because our temporary healthcare professionals provide medical care, claims may be brought against our temporary healthcare professionals and us relating to the quality of medical care provided by our temporary healthcare professionals while on assignment at our hospital and healthcare facility clients. We and our temporary healthcare professionals are at times named in these lawsuits regardless of our contractual obligations or the standard of care provided by our temporary healthcare professionals. In some instances, we are required to indemnify hospital and healthcare facility clients contractually against some or all of these potential legal actions. Also, because most of our temporary healthcare professionals are our employees, we may be subject to various employment claims and contractual disputes regarding the terms of a temporary healthcare professional’s employment. We maintain a policy of $10 million for employment practices coverage with an additional excess coverage of $10 million. We also have two layers of professional and general liability coverage. The professional and general liability coverage consists of primary coverage with limits of $1 million per occurrence and $3 million in the aggregate and an umbrella policy with limits of $20 million. However, our insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. Also, we may not be able to pass on all or any portion of increased insurance costs to our hospital and healthcare facility clients. If we are unable to maintain adequate insurance coverage or if any claims are not covered by insurance, we may be exposed to substantial liabilities.

We may be legally liable for damages resulting from our hospital and healthcare facility clients’ improper treatment of our traveling healthcare personnel.

      Because we are in the business of placing our temporary healthcare professionals in the workplaces of other companies, we are subject to possible claims by our temporary healthcare professionals alleging discrimination, sexual harassment and other similar activities by our hospital and healthcare facility clients. The cost of defending such claims, even if groundless, could be substantial and the associated negative publicity could adversely affect our ability to attract and retain qualified individuals in the future.

We may not be able to successfully complete the integration of our recent acquisitions.

      During the last year we acquired two companies in the temporary healthcare staffing industry: O’Grady-Peyton International and Healthcare Resource Management Corporation. These acquisitions involve significant risks and uncertainties, including difficulties integrating acquired personnel and other corporate cultures into our business, the potential loss of key employees or customers of acquired companies, the assumption of liabilities and exposure to unforeseen liabilities of acquired companies and the diversion of management attention from existing operations. We may not be able to fully integrate the operations of the acquired businesses with our own in an efficient and cost-effective manner. In addition, through the acquisition of O’Grady-Peyton International, we are now involved in new international temporary healthcare professional recruitment markets where we have limited experience. Our failure to effectively integrate either of these businesses could have an adverse effect on our financial condition and results of operations.

Difficulties in maintaining our management information and communications systems may result in increased costs that reduce our profitability.

      Our ability to deliver our staffing services to our hospital and healthcare facility clients and manage our internal systems depends to a large extent upon the performance of our management information and communications systems. If these systems do not adequately support our operations, or if we are required to incur significant additional costs to maintain or expand these systems, our business and financial results could be materially adversely affected.

Our operations may deteriorate if we are unable to continue to attract, develop and retain our sales personnel.

      Our success is dependent upon the performance of our sales personnel, especially regional client service directors, hospital account managers and recruiters. The number of individuals who meet our qualifications for these positions is limited and we may experience difficulty in attracting qualified candidates. In addition, we commit substantial resources to the training, development and support of these individuals. Competition for qualified sales personnel in the line of business in which we operate is strong and there is a risk that we may not be able to retain our sales personnel after we have expended the time and expense to recruit and train them.

The loss of key senior management personnel could adversely affect our ability to remain competitive.

      We believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, led by Steven Francis, Susan Nowakowski and Donald Myll. Other than Steven Francis, none of our senior management team has an employment contract with us. If Steven Francis or other members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

The HWP stockholders will continue to exercise significant influence on us after this offering, and they may pursue policies with which you disagree.

      Currently, HWH Capital Partners, L.P. and some of its affiliates, whom we refer to collectively as the “HWP stockholders,” beneficially own approximately 62% of our common stock. Following the consummation of this offering, the HWP stockholders will continue to own approximately 43% of the outstanding shares of our common stock, or 41% if the underwriters’ over-allotment option is exercised in full. As a result, the HWP stockholders will continue to have significant influence in electing our directors, appointing new management and approving any action requiring the approval of our stockholders, including any amendment to our certificate of incorporation, mergers or sales of substantially all of our assets. This concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

We have a substantial amount of goodwill on our balance sheet. Our level of goodwill may have the effect of decreasing our earnings or increasing our losses.

      As of March 31, 2002, we had $127.8 million of unamortized goodwill on our balance sheet, which represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. At March 31, 2002, goodwill represented 39% of our total assets.

      Through December 31, 2001, we amortized goodwill on a straight-line basis over the estimated period of future benefit of 25 years. In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 requires that, subsequent to January 1, 2002, goodwill not be amortized but rather that it be reviewed annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. We have adopted the provisions of SFAS No. 141 and SFAS No. 142. Although it does not affect our cash flow, an impairment charge to earnings has the effect of decreasing our earnings or increasing our losses, as the case may be. If we are required to record an impairment charge relating to goodwill, our stock price could be adversely affected.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

      In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current stockholders; and

•	other developments affecting us, our industry or our competitors.

A large number of our shares are or will be eligible for future sale which could depress our stock price.

      Sales of substantial amounts of common stock, or the perception that a large number of shares will be sold, could depress the market price of our common stock. After this offering, the HWP stockholders, BancAmerica Capital Investors SBIC I, L.P., Steven Francis and the Francis Family Trust, a family trust of Steven Francis’, will hold approximately 49% of the outstanding shares of our common stock, or approximately 46% if the underwriters’ over-allotment option is exercised in full. After the expiration of the 180-day “lock-up” period to which all of the selling stockholders and our executive officers are subject, these individuals and entities will be entitled to dispose of their remaining shares, although the shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. In addition, Banc of America Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up.

      After giving effect to the sale of common stock in this offering (and assuming that the underwriters do not exercise the over-allotment option granted to them by the selling stockholders), the holders of approximately 23,922,561 shares of our common stock (including shares issuable upon the exercise of outstanding options) have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The following factors could cause our actual results to differ from those implied by the forward-looking statements in this prospectus:

•	our ability to continue to recruit and retain qualified temporary healthcare professionals and ability to attract and retain operational personnel;

•	our ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to us;

•	the general level of patient occupancy at our hospital and healthcare facility clients’ facilities;

•	our ability to successfully implement our acquisition and integration strategies;

•	the effect of existing or future government regulation of the healthcare industry, and our ability to comply with these regulations;

•	the impact of medical malpractice and other claims asserted against us; and

•	our ability to carry out our business strategy.

      Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in the “Risk Factors” section and elsewhere in this prospectus.

USE OF PROCEEDS

      The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any proceeds from this offering.

DIVIDEND POLICY

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our board deems relevant. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our revolving credit facility.

PRICE RANGE OF COMMON STOCK

      Our common stock has traded on the New York Stock Exchange under the symbol “AHS” since November 13, 2001. Prior to that time, there was no public trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our common stock reported by the New York Stock Exchange.

	High	Low

Year Ended December 31, 2001
Fourth Quarter (since November 13, 2001)	$27.90	$21.00

Year Ended December 31, 2002
First Quarter	$28.40	$20.50
Second Quarter (through May 10, 2002)	$32.95	$26.00

      As of May 10, 2002, there were 42,637,554 shares of our common stock issued and outstanding that were held by eight stockholders of record. As of April 24, 2002, there were approximately 4,777 beneficial owners of our common stock. On May 10, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $29.81 per share.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002. You should read this information in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes and our pro forma financial statements appearing elsewhere in this prospectus.

As of March 31,
2002(1)

(unaudited)
(in thousands)
Long-term debt, including current portion	$—
Stockholders’ equity:
Common stock, $.01 par value; 200,000 shares authorized; 42,290 shares issued and outstanding on an actual basis	423
Additional paid-in capital	345,976
Accumulated deficit	(63,162)

Total capitalization	$283,237

(1)	Our capitalization as of March 31, 2002 does not give effect to the issuance of 347,784 shares of common stock to be issued upon the exercise of outstanding options held by some of the selling stockholders and sold in this offering, the receipt of $1.6 million, representing the exercise price paid by these selling stockholders upon the exercise of these options, and estimated offering expenses of $1.3 million payable by us in connection with this offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

      The selected consolidated financial data set forth below as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 have been derived from our audited consolidated financial statements that appear elsewhere in this prospectus. The selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the two years ended December 31, 1998 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of and for the three months ended March 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements for these periods, which, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for the full year.

      You should read the selected financial and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and their related notes appearing elsewhere in this prospectus.

	Predecessor(1)

	Period From	Period From					Three Months
	January 1,	December 4,					Ended
	Through	Through	Years Ended December 31,				March 31,
	December 3,	December 31,
	1997	1997(2)	1998	1999	2000	2001	2001	2002

	(dollars and shares in thousands, except per share data)						(unaudited)
Consolidated Statements of Operations:
Revenue	$63,570	$5,209	$87,718	$146,514	$230,766	$517,794	$103,048	$173,956
Cost of revenue	49,510	4,118	67,244	111,784	170,608	388,284	77,919	131,753

Gross profit	14,060	1,091	20,474	34,730	60,158	129,510	25,129	42,203

Expenses:
Selling, general and administrative (excluding non-cash stock-based compensation)	9,560	845	12,804	20,677	30,728	71,483	13,813	22,725
Non-cash stock-based compensation(3)	—	—	—	—	22,379	31,881	4,365	218
Amortization	—	90	1,163	1,721	2,387	5,562	1,306	82
Depreciation	68	7	171	325	916	2,151	413	691
Transaction costs(4)	—	—	—	12,404	1,500	1,955	—	—

Total expenses	9,628	942	14,138	35,127	57,910	113,032	19,897	23,716

Income (loss) from operations	4,432	149	6,336	(397)	2,248	16,478	5,232	18,487
Interest (income) expense, net	174	183	2,476	4,030	10,006	13,933	4,325	(142)

Income (loss) before minority interest, income taxes and extraordinary item	4,258	(34)	3,860	(4,427)	(7,758)	2,545	907	18,629
Minority interest in earnings of subsidiary(5)	—	(9)	(657)	(1,325)	—	—	—	—
Income tax expense (benefit)	195	9	1,571	(872)	(2,560)	1,476	471	7,452

Income (loss) before extraordinary item	4,063	(52)	1,632	(4,880)	(5,198)	1,069	436	11,177
Extraordinary loss on early extinguishment of debt, net of income tax benefit	—	—	—	(730)	—	(5,455)	—	—

Net income (loss)	$4,063	$(52)	$1,632	$(5,610)	$(5,198)	$(4,386)	$436	$11,177

Net income (loss) per common share:
Basic	N/A	N/A	$0.09	$(0.26)	$(0.23)	$(0.14)	$0.02	$0.26

Diluted	N/A	N/A	$0.09	$(0.26)	$(0.23)	$(0.14)	$0.01	$0.24

Weighted average common shares outstanding:
Basic	N/A	N/A	17,751	21,715	22,497	30,641	28,835	42,290

Diluted	N/A	N/A	17,751	21,715	22,497	30,641	31,431	46,991

Other Financial and Operating Data:
Revenue growth	N/A	N/A	N/A	67%	58%	124%	N/A	69%

Average temporary healthcare professionals on assignment	1,155	1,194	1,444	2,289	3,166	5,964	5,185	7,335

Growth in average temporary healthcare professionals on assignment	N/A	N/A	N/A	59%	38%	88%	N/A	41%

Capital expenditures	$172	$112	$690	$1,656	$2,358	$4,497	$1,019	$948

Adjusted EBITDA(6)	$4,500	$246	$7,670	$14,053	$29,430	$58,027	$11,316	$19,478

Adjusted EBITDA growth	N/A	N/A	N/A	83%	109%	97%	N/A	72%

Adjusted cash earnings per diluted share(7)	N/A	N/A	$0.13	$0.30	$0.44	$0.74	$0.12	$0.24

Adjusted cash earnings per diluted share growth	N/A	N/A	N/A	131%	47%	68%	N/A	100%

	As of December 31,					As of March 31,

	1997	1998	1999	2000	2001	2001	2002

						(unaudited)

	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$1,124	$888	$503	$546	$31,968	$1,531	$37,454
Working capital	9,054	13,159	21,655	44,149	116,478	44,019	128,015
Total assets	42,229	65,337	79,878	209,410	308,929	217,820	330,621
Total long-term debt, including current portion	25,151	37,596	74,006	122,889	—	121,663	—
Total stockholders’ equity (deficit)	12,348	19,477	(2,111)	67,070	271,905	71,319	283,237

(1)	We were incorporated on November 10, 1997. We had no operations until we acquired AMN Healthcare, Inc. on December 4, 1997. Therefore, the statement of operations data for the period January 1, 1997 through December 3, 1997 reflect the activity of AMN Healthcare, Inc. only. See Note 4 of Notes to Consolidated Financial Statements of AMN Healthcare Services, Inc.

(2)	Reflects our statement of operations data from December 4, 1997 through December 31, 1997. We were incorporated on November 10, 1997, but had no operations until we acquired AMN Healthcare, Inc. on December 4, 1997. See Note 4 of Notes to Consolidated Financial Statements of AMN Healthcare Services, Inc.

(3)	Non-cash stock-based compensation represents compensation expense related to our stock option plans to reflect the difference between the fair market value and the exercise price of stock options previously issued to our officers. See Note 9 of Notes to Consolidated Financial Statements for AMN Healthcare Services, Inc.

(4)	Transaction costs represent costs incurred in connection with our 1999 recapitalization, our acquisition of Preferred Healthcare Staffing in 2000 and our initial public offering in 2001.

(5)	On October 18, 1999, the minority stockholder of one of our subsidiaries exchanged his shares of the subsidiary for our shares. As a result, no minority interest is reflected after that date.

(6)	Adjusted EBITDA represents income (loss) from operations plus depreciation, amortization, transaction costs and non-cash stock-based compensation expense. Adjusted EBITDA is presented because we believe that it is a widely accepted financial indicator used by certain investors and securities analysts to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. Adjusted EBITDA, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See our historical financial statements and the related notes appearing elsewhere in this prospectus.

(7)	Adjusted cash earnings per diluted share represents net income (loss) per diluted share excluding the tax-effected impact of non-cash stock-based compensation, transaction costs, amortization expense and extraordinary loss on early extinguishment of debt. Adjusted cash earnings per diluted share is presented because we believe that it provides a meaningful comparison of operating performance. Adjusted cash earnings per diluted share is not intended to represent net income per common share for the period, nor has it been presented as an alternative to net income per common share as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States. Adjusted cash earnings per diluted share, as we define it, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. See our historical financial statements and the related notes appearing elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Some of the statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements. See “Forward-Looking Statements.”

Overview

      We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services, one of the fastest growing segments of the temporary healthcare staffing industry. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” and place them on temporary assignments, typically for 13 weeks away from their permanent homes, at hospitals and healthcare facilities throughout the United States.

      We derive substantially all of our revenue from fees paid directly by hospitals and healthcare facilities rather than from payments by government or other third parties. We enter into two types of contracts with our hospital and healthcare facility clients: flat rate contracts and payroll contracts. Under a flat rate contract, the temporary healthcare professional becomes an employee of the hospital or healthcare facility and is placed on their payroll. We bill the hospital or healthcare facility a “flat” weekly rate to compensate us for providing recruitment, housing and travel services. Alternatively, under a payroll contract, the temporary healthcare professional is our employee. We then bill our hospital or healthcare facility client at an hourly rate to compensate us for the temporary healthcare professional’s wages and benefits, as well as for recruitment, housing and travel services. Our clients generally prefer payroll contracts because this arrangement eliminates significant employee and payroll administrative burdens for them. Although the temporary healthcare professional wage and benefits billed under a payroll contract primarily represent a pass-through cost component for us, we are able to generate greater profits by providing these value-added services. While payroll contracts generate more gross profit than flat rate contracts, the gross margin generated is lower due to the pass-through of the temporary healthcare professional’s compensation costs. Over the past five years, we, and the industry as a whole, have migrated towards a greater utilization of payroll contracts. During the three months ended March 31, 2002, approximately 96% of our contracts with our hospital and healthcare facility clients were payroll contracts.

      Since 1998 we have completed five strategic acquisitions. We acquired Medical Express, Inc. in November 1998, which strengthened our presence in the Pacific Northwest and Mountain states. During 2000, we completed the acquisitions of Nurses RX, Inc. in June, and Preferred Healthcare Staffing, Inc. in November, which strengthened our presence in the Eastern and Southern regions of the United States. In May 2001, we acquired O’Grady-Peyton International (USA), Inc., the leading recruiter of registered nurses from English-speaking foreign countries for placement in the United States. In April 2002, we completed the acquisition of Healthcare Resource Management Corporation, further strengthening our presence in the Eastern and Southern regions of the United States. Each of these acquisitions has been accounted for by the purchase method of accounting. Therefore, the operating results of the acquired entities are included in our results of operations commencing on the date of acquisition of each entity. As a result, our results of operations following each acquisition may not be comparable with our prior results.

      Upon the completion of our initial public offering in November 2001, options to purchase 5,182,000 shares of our common stock that we granted to members of our management became immediately vested. These options had an average exercise price $12.45 below the initial public offering price of $17.00 per share. As a result, we recorded approximately $18.8 million of non-cash stock-based compensation expense in the fourth quarter of 2001, of which $18.7 million was related to these options. In addition, we also recorded $13.1 million of non-cash stock-based compensation expense in the first three quarters of 2001 and $22.4 million in fiscal year 2000. We also retired all of our indebtedness (approximately $145.2 million) with the proceeds from and upon the completion of our initial public offering. The retirement of debt resulted in an extraordinary charge against earnings of approximately $5.5 million, net of income tax benefits, related to the write-off of the unamortized discount on our senior subordinated notes and unamortized deferred financing costs and loan fees resulting from the early extinguishment of our existing indebtedness, and a prepayment premium resulting from the early extinguishment of the senior subordinated notes.

Critical Accounting Principles and Estimates

      In response to the SEC’s Release Numbers 33-8040 “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” and 33-8056, “Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, accruals for self-insurance and compensation and related benefits, revenue recognition, allowance for doubtful accounts, and contingencies and litigation. We state these accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions or conditions.

      We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	We have recorded goodwill and intangibles resulting from our acquisitions completed in the past four years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their lives of 25 years and four years, respectively. Upon the adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing goodwill and will perform an annual impairment analysis to assess the recoverability of the goodwill, in accordance with the provisions of SFAS No. 142. If we are required to record an impairment charge in the future, it would have an adverse impact on our results of operations.

•	We maintain an accrual for our health and workers compensation self-insurance, which is classified in accrued compensation and benefits in our consolidated balance sheets. We determine the adequacy of these accruals by periodically evaluating our historical experience and trends related to both health and workers compensation claims and payments, information provided to us by our insurance broker and industry experience and trends. If such information indicates that our accruals are overstated or understated, we will adjust the assumptions utilized in our methodologies and reduce or provide for additional accruals as appropriate.

•	We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual customer receivables, considering the customer’s financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•	We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability, employee-related matters and investigations by governmental agencies regarding our employment practices. Our hospital and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on us, if we become aware of such claims against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

Results of Operations

      The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of our revenue. Our results of operations are reported as a single business segment.

				Three Months
				Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Consolidated Statement of Operations:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	76.3	73.9	75.0	75.6	75.7

Gross profit	23.7	26.1	25.0	24.4	24.3
Selling, general and administrative (excluding non-cash stock-based compensation)	14.1	13.3	13.8	13.4	13.1
Non-cash stock-based compensation	—	9.7	6.2	4.2	0.2
Amortization and depreciation expense	1.4	1.4	1.5	1.7	0.4
Transaction costs	8.5	0.7	0.4	—	—

Income (loss) from operations	(0.3)	1.0	3.1	5.1	10.6
Interest (income) expense, net	2.7	4.4	2.7	4.2	(0.1)

Income (loss) before minority interest, income taxes and extraordinary item	(3.0)	(3.4)	0.4	0.9	10.7
Minority interest in earnings of subsidiary	(0.9)	—	—	—	—
Income tax expense (benefit)	(0.6)	(1.1)	0.2	0.5	4.3
Extraordinary loss on early extinguishment of debt, net of income tax benefit	(0.5)	—	(1.0)	—	—

Net income (loss)	(3.8)%	(2.3)%	(0.8)%	0.4%	6.4%

  Comparison of Results for the Three Months Ended March 31, 2001 to the Three Months Ended March 31, 2002

      Revenue. Revenue increased 69%, from $103.0 million for the first three months of 2001 to $174.0 million for the same period in 2002. Of the $71.0 million increase, approximately $60.2 million was attributable to organic growth of our existing brands through growth in the number of temporary healthcare professionals and enhancements in contract terms with our hospital and healthcare facility clients, representing an organic growth rate for our recurring operations of 58%. The total number of temporary healthcare professionals on assignment in our existing brands grew 33% and contributed approximately $34.1 million to the increase. Enhancements in contract terms which included increases in hourly rates charged to hospital and healthcare facility clients accounted for approximately $19.7 million of this increase, and a shift in the mix of payroll versus flat rate temporary healthcare professional contracts accounted for approximately $6.4 million of this increase. The remainder of the increase, $10.8 million, was attributable to the acquisition of O’Grady-Peyton International in May 2001.

      Cost of Revenue. Cost of revenue increased 69%, from $77.9 million for the three months ended March 31, 2001 to $131.8 million for the same period in 2002. Of the $53.9 million increase, approximately $46.5 million was attributable to the organic growth of our existing brands, and approximately $7.4 million was attributable to the acquisition of O’Grady-Peyton International.

      Gross Profit. Gross profit increased 68%, from $25.1 million for the three months ended March 31, 2001 to $42.2 million for the same period in 2002, representing gross margins of 24.4% and 24.3%,

respectively. Of the $17.1 million increase in gross profit, approximately $13.7 million was attributable to the organic growth of our existing brands, and approximately $3.4 million was attributable to the acquisition of O’Grady-Peyton International.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 64%, from $13.8 million for the three months ended March 31, 2001 to $22.7 million for the same period in 2002. Of the $8.9 million increase, approximately $2.4 million was attributable to the acquisition of O’Grady-Peyton International. The remaining increase of $6.5 million was primarily attributable to increases in nurse education and professional development, information systems development, marketing, recruiting, and administrative and office expenses in support of the recent and anticipated growth in temporary healthcare professionals under contract.

      Non-Cash Stock-Based Compensation. We recorded non-cash compensation charges of $4.4 million for the three months ended March 31, 2001 and $0.2 million for the same period in 2002 in connection with our stock option plans to reflect the difference between the fair market value and the exercise price of previously issued stock options. The decrease of $4.2 million is attributable to the vesting of the majority of these options upon the completion of our initial public offering in November 2001.

      Amortization and Depreciation Expense. Amortization expense decreased from $1.3 million for the three months ended March 31, 2001 to less than $0.1 million for the same period in 2002. This decrease was attributable to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, under which goodwill amortization was ceased. Depreciation expense increased from $0.4 million for the three months ended March 31, 2001 to $0.7 million for the three months ended March 31, 2002. This increase was primarily attributable to internally developed software placed in service in 2001.

      Interest (Income) Expense, Net. Interest (income) expense, net was an expense of $4.3 million for the three months ended March 31, 2001 as compared to income of $0.1 million for the same period in 2002. Of the $4.4 million change, approximately $4.3 million was attributable to the retirement of all of our indebtedness (approximately $145.2 million) with the proceeds from and upon the completion of our initial public offering in November 2001.

      Income Tax Expense. The provision for income tax expense for the three months ended March 31, 2001 was $0.5 million as compared to $7.5 million for the three months ended March 31, 2002, reflecting effective income tax rates of 52% and 40% for these periods, respectively. The difference between the effective tax rate for the first three months of 2001 and our expected effective tax rate of 41% for that period is primarily attributable to the effect of various permanent tax difference items, the impact of which is magnified by the reduction in pre-tax income due to the non-cash stock-based compensation expense.

  Comparison of Results for the Year Ended December 31, 2000 to the Year Ended December 31, 2001

      Revenue. Revenue increased 124%, from $230.8 million for 2000 to $517.8 million for 2001. Of the $287.0 million increase, approximately $160.6 million was attributable to expansion of our existing brands through growth in the number of temporary healthcare professionals and enhancements in contract terms with our hospital and healthcare facility clients, representing an organic growth rate for our recurring operations of 70%. The total number of temporary healthcare professionals on assignment in our existing brands grew 40% and contributed approximately $92.8 million to the increase. Enhancements in contract terms which included increases in hourly rates charged to hospital and healthcare facility clients accounted for approximately $38.5 million of this increase, and a shift in the mix of payroll versus flat rate temporary healthcare professional contracts accounted for approximately $29.3 million of this increase. The remainder of the increase, $126.4 million, was attributable to the acquisitions of NursesRx in June 2000, Preferred Healthcare Staffing in November 2000 and O’Grady-Peyton International in May 2001.

      Cost of Revenue. Cost of revenue increased 128%, from $170.6 million for 2000 to $388.3 million for 2001. Of the $217.7 million increase, approximately $122.6 million was attributable to the organic growth of our existing brands, and approximately $95.1 million was attributable to the acquisitions of NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International.

      Gross Profit. Gross profit increased 115%, from $60.2 million for 2000 to $129.5 million for 2001, representing gross margins of 26.1% and 25.0%, respectively. The decrease in the gross margin was primarily attributable to a larger pass-through of price increases in the form of benefits to our temporary healthcare professionals as compared to 2000 and the shift in the mix of temporary healthcare professionals from flat rate contracts to payroll contracts.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 133%, from $30.7 million for 2000 to $71.5 million for 2001. Of the $40.8 million increase, approximately $18.4 million was attributable to the acquisitions of NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International. The remaining increase of $22.4 million was primarily attributable to increases in nurse professional development, information systems development, marketing, recruiting, and administrative and office expenses in support of the recent and anticipated growth in temporary healthcare professionals under contract.

      Non-Cash Stock-Based Compensation. We recorded non-cash compensation charges of $22.4 million in 2000 and $31.9 million in 2001 in connection with our stock option plans to reflect the difference between the fair market value and the exercise price of previously issued stock options.

      Amortization and Depreciation Expense. Amortization expense increased from $2.4 million for 2000 to $5.6 million for 2001. This increase was attributable to the additional goodwill associated with the acquisitions of NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International. Depreciation expense increased from $0.9 million for 2000 to $2.2 million for 2001. This increase was primarily attributable to the acquisitions of NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International and the purchase of furniture and equipment to support our recent and anticipated growth.

      Transaction Costs. Transaction costs of $2.0 million for 2001 relate to the termination of an advisory agreement in conjunction with our initial public offering. Transaction costs of $1.5 million for 2000 relate to the non-capitalized costs incurred in connection with the acquisition of Preferred Healthcare Staffing.

      Interest Expense, Net. Interest expense, net increased from $10.0 million for 2000 to $13.9 million for 2001. Of the $3.9 million increase, approximately $3.7 million was attributable to additional borrowings incurred in conjunction with the acquisitions of NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International. The remaining increase was primarily due to the new accounting treatment for derivative instruments under SFAS No. 133. Beginning January 1, 2001, SFAS No. 133, as amended, required us to recognize the changes to the fair value of our derivative hedging instruments as a component of interest expense.

      Income Tax Expense (Benefit). The provision for income tax for 2000 was a benefit of $2.6 million as compared to income tax expense of $1.5 million for 2001, reflecting effective income tax rates of a 33% benefit and 58% expense for these periods, respectively. The differences between these effective tax rates and our expected effective tax rate of 41% are primarily attributable to the effect of various permanent tax difference items, the impact of which is magnified by the reduction in pre-tax income created by the non-cash stock-based compensation charge.

      Extraordinary Loss On Extinguishment of Debt, Net of Income Tax Benefit. The $5.5 million extraordinary loss on extinguishment of debt for 2001 was attributable to the retirement of all of our indebtedness (approximately $145.2 million) with the proceeds from and upon the completion of our initial public offering. This charge was related to the write-off of unamortized discount on our senior subordinated notes and unamortized deferred financing costs and loan fees resulting from the early extinguishment of our existing indebtedness, and a prepayment charge resulting from the early extinguishment of the senior subordinated notes.

  Comparison of Results for the Year Ended December 31, 1999 to the Year Ended December 31, 2000

      Revenue. Revenue increased 58%, from $146.5 million in 1999 to $230.8 million for 2000. Of the $84.3 million increase, approximately $63.0 million was attributable to expansion of our existing brands through growth in the number of temporary healthcare professionals and enhancements in contract terms with our hospital and healthcare facility clients, representing an organic growth rate for our recurring operations of 43%. The total number of temporary healthcare professionals on assignment in our existing brands grew 27% and contributed approximately $39.1 million of the increase. Enhancements in contract terms which included increases in hourly rates charged to our hospital and healthcare facility clients accounted for approximately $17.2 million of this increase, and a shift in the mix of payroll versus flat rate temporary healthcare professional contracts accounted for approximately $6.7 million of this increase. The remainder of the increase in revenue, $21.3 million, was attributable to the acquisitions of NursesRx in June 2000 and Preferred Healthcare Staffing in November 2000.

      Cost of Revenue. Cost of revenue increased 53%, from $111.8 million for 1999 to $170.6 million for 2000. Of the $58.8 million increase, approximately $43.2 million was primarily attributable to the organic growth of our existing brands and approximately $15.6 million was attributable to the acquisitions of NursesRx and Preferred Healthcare Staffing.

      Gross Profit. Gross profit increased 73%, from $34.7 million for 1999 to $60.2 million for 2000, representing gross margins of 23.7% and 26.1%, respectively. The increase in gross margin was primarily attributable to increases in hourly rates charged to our hospital and healthcare facility clients and to the acquisition of NursesRx, which historically had higher gross margins than us.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 49%, from $20.7 million for 1999 to $30.7 million for 2000. Of the $10.0 million increase in selling, general and administrative expenses, approximately $3.6 million was attributable to the acquisitions of NursesRx and Preferred Healthcare Staffing. The remaining increase, $6.4 million, was primarily attributable to increases in marketing, recruiting, office and administrative expenses and development and implementation of information systems to support the growth in temporary healthcare professionals under contract.

      Non-Cash Stock-Based Compensation. We recorded non-cash compensation charges of $22.4 million in 2000 in connection with our stock option plans to reflect the difference between the fair market value and the exercise price of previously issued stock options. No charge was recorded in 1999.

      Amortization and Depreciation Expense. Amortization expense increased from $1.7 million for 1999 to $2.4 million for 2000. This increase was attributable to the additional goodwill associated with the acquisitions of NursesRx and Preferred Healthcare Staffing. Depreciation expense increased from $0.3 million for 1999 to $0.9 million for 2000. This increase was attributable to the acquisitions of NursesRx and Preferred Healthcare Staffing, the purchase of furniture and equipment and the depreciation of internally developed computer software.

      Transaction Costs. Transaction costs of $1.5 million for 2000 relate to the non-capitalized costs incurred in connection with the acquisition of Preferred Healthcare Staffing. Transaction costs of $12.4 million for 1999 relate to costs incurred in connection with our recapitalization in November 1999.

      Interest Expense, Net. Interest expense, net increased from $4.0 million for 1999 to $10.0 million for 2000. The $6.0 million increase was primarily attributable to additional borrowings incurred in connection with our recapitalization in November 1999 and with the acquisitions of NursesRx and Preferred Healthcare Staffing in 2000.

      Minority Interest in Earnings of Subsidiary. An officer of ours owned a minority interest in AMN Healthcare, Inc., our primary operating subsidiary, until October 1999. Just prior to our November 1999 recapitalization, this stockholder exchanged his shares of our subsidiary for shares of our common stock, eliminating this minority ownership interest. The $1.3 million in minority interest in earnings of our subsidiary for 1999 represents this minority interest in the earnings of AMN Healthcare, Inc. for the period January 1, 1999 through October 18, 1999.

      Income Tax Expense (Benefit). The income tax benefit for 1999 was $1.3 million, including the tax benefit of the extraordinary loss on early extinguishment of debt, as compared to a benefit of $2.6 million for 2000, reflecting effective income tax benefit rates of 18.8% and 33.0% for these periods, respectively. The differences between these effective tax rates and our expected effective rate of 41.0% is primarily attributable to the effect of the minority interest in 1999 and the effect of various permanent tax difference items, the impact of which is magnified by the reduction in pre-tax income resulting from the non-cash stock-based compensation charge in 2000.

      Extraordinary Loss On Extinguishment of Debt, Net of Income Tax Benefit. The $0.7 million extraordinary loss on extinguishment of debt for 1999 was attributable to the write-off of deferred financing costs associated with our November 1999 recapitalization.

Liquidity and Capital Resources

      Historically, our primary liquidity requirements have been for debt service under our credit facility, acquisitions and working capital requirements. We have funded these requirements through internally generated cash flow and funds borrowed under our existing credit facility. At March 31, 2002, we had no debt outstanding under our revolving credit facility. Upon the completion of our initial public offering in November 2001, we amended and restated our credit agreement in order to eliminate all of our term loans and to provide for a secured revolving credit facility of up to $50 million in borrowing capacity. The revolving credit facility has a maturity date of November 16, 2004 and contains a letter of credit sub-facility and a swing-line loan sub-facility. Borrowings under this revolving credit facility bear interest at floating rates based upon either a LIBOR or prime interest rate option selected by us, plus a spread, to be determined based on the outstanding amount of the revolving credit facility. Our amended and restated credit agreement contains a minimum fixed charge coverage ratio, a maximum leverage ratio and other customary covenants. Amounts available under our revolving credit facility may be used for working capital and general corporate purposes, subject to various limitations.

      We have relatively low capital investment requirements. Capital expenditures were $1.7 million, $2.4 million and $4.5 million in 1999, 2000 and 2001, respectively, and $0.9 million in the first three months of 2002. In 2001, our primary capital expenditures were $2.2 million for purchased and internally developed software and $2.3 million for computers, furniture and equipment and other expenditures. In the first three months of 2002, our primary capital expenditures were $0.4 million for purchased and internally developed software and $0.5 million for computers, furniture and equipment and other expenditures. We expect our capital expenditure requirements as a percentage of revenue to be similar in the future, other than costs related to our new corporate headquarters, including leasehold improvements, furniture and equipment. See “Business — Properties.”

      Our business acquisition expenditures were $91.8 million in 2000 and $13.0 million in 2001. We had no business acquisition expenditures during 1999 or for the first three months of 2002. During 2000, we completed the acquisitions of NursesRx and Preferred Healthcare Staffing and in May 2001 we acquired O’Grady-Peyton International. These acquisitions were financed through a combination of bank debt and equity investments. In addition, on April 23, 2002, we acquired Healthcare Resource Management Corporation for $9.3 million in cash. In connection with our acquisition of NursesRx, we are obligated to make a $3.0 million payment to the former shareholders, $1.0 million of which was paid on June 30, 2001 and the remainder of which is to be paid in two equal installments of $1.0 million on June 28, 2002 and June 30, 2003. In connection with our acquisition of O’Grady-Peyton International, we are obligated to pay to the former shareholders of O’Grady-Peyton International $3.1 million in May 2002 based on O’Grady-Peyton International’s revenue and earnings for 2001. There is also additional contingent consideration of up to $2.4 million subject to collection of an outstanding receivable from a customer. We expect to be able to finance any future acquisitions either with cash provided from operations, borrowings under our revolving credit facility, bank loans, debt or equity offerings, or some combination of the foregoing.

      Our principal working capital need is for accounts receivable, which has increased with the growth in our business. Our principal sources of cash to fund our working capital needs are cash generated from operating activities and borrowings under our revolving credit facility. Net cash provided by operations in 2001 and in the first three months of 2002 was $1.7 million and $5.1 million, respectively, resulting primarily from cash earnings generated by us offset by the growth in working capital.

      We believe that cash generated from operations, the remaining net proceeds from our initial public offering and borrowings under our revolving credit facility will be sufficient to fund our operations for the next 12 months.

      At March 31, 2002 and December 31, 2001 and 2000, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in the “Related Party Transactions” section of this prospectus and in Note 10 of Notes to Consolidated Financial Statements of AMN Healthcare Services, Inc.

Potential Fluctuations in Quarterly Results and Seasonality

      Due to the regional and seasonal fluctuations in the hospital patient census of our hospital and healthcare facility clients and due to the seasonal preferences for destinations by our temporary healthcare professionals, the number of temporary healthcare professionals on assignment, revenue and earnings are subject to moderate seasonal fluctuations. Many of our hospital and healthcare facility clients are located in areas that experience seasonal fluctuations in population, such as Florida and Arizona, during the winter and summer months. These facilities adjust their staffing levels to accommodate the change in this seasonal demand and many of these facilities utilize temporary healthcare professionals to satisfy these seasonal staffing needs.

      Historically the number of temporary healthcare professionals on assignment has increased during January through March followed by declines or minimal growth during April through August. During September through November, our temporary healthcare professional count has historically increased, followed by a decline in December. Seasonality of revenue and earnings is expected to continue. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Inflation

      Although inflation has abated during the last several years, the rate of inflation in healthcare related services continues to exceed the rate experienced by the economy as a whole. Our contracts typically provide for an annual increase in the fees paid to us by our clients based on increases in various inflation indices allowing us to pass on inflation costs to our clients. Historically, these increases have generally offset the increases in costs incurred by us.

Quantitative and Qualitative Disclosure About Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk has been interest rate risk associated with our debt instruments. In instances where we have had variable (floating) rate debt, we attempted to minimize our interest rate risk by entering into interest rate swap or cap instruments. Our corporate policy is to enter into derivative instruments only if the purpose of such instruments is to hedge a known underlying risk. We have held no derivative instruments since our initial public offering in November 2001.

      A 1% change in interest rates on variable rate debt would have resulted in interest expense fluctuating approximately $46,000 for 1999, $73,000 for 2000, $58,000 for 2001 and none for the three months ended March 31, 2002, respectively. During the three months ended March 31, 2002, we had no outstanding debt. A 1% change in the interest rates on short-term investments would have resulted in a fluctuation in interest income of approximately $50,000 for 2001 and $37,000 for the three months ended March 31, 2002.

Recent Accounting Pronouncements

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The standard applies to tangible long-lived assets that have a legal obligation associated with their retirement that results from the acquisition, construction or development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the remaining life of the asset. The liability is accreted at the end of each period through charges to operating expense. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not anticipate that the financial impact of this statement will have a material effect on our consolidated financial statements.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS No. 121, including the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion (APB) No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not anticipate that the financial impact of this statement will have a material effect on our consolidated financial statements.

BUSINESS

Our Company

      We are a leading temporary healthcare staffing company and the largest nationwide provider of travel nurse staffing services, one of the fastest growing segments of the temporary healthcare staffing industry. We recruit nurses and allied health professionals, our “temporary healthcare professionals,” and place them on temporary assignments, typically for 13 weeks away from their permanent homes, at hospitals and healthcare facilities throughout the United States. Approximately 90% of our temporary healthcare professionals are nurses, while the remainder are technicians, therapists and technologists. We are actively working with a pre-screened pool of prospective temporary healthcare professionals, of whom over 7,300 were on assignment during the first quarter of 2002.

      In recent years our business has grown significantly, outpacing the growth of the temporary healthcare staffing market. From 1996 to 2001, our revenue and Adjusted EBITDA increased at compound annual growth rates of 61% and 65%, respectively. Approximately two-thirds of this growth was generated through the organic growth of our operations, while the remaining one-third was generated through strategic acquisitions. On a combined basis, assuming all of our acquisitions had occurred on January 1, 1996, the compound annual growth rate of our revenues from 1996 to 2001 would have been 37%. Additionally, since 1999, the pace of our organic growth has accelerated. On the same combined basis as discussed above, for the twelve months ended March 31, 2002, we generated revenues of $605.2 million and Adjusted EBITDA of $67.9 million, representing organic compound annual growth rates of 52% and 70%, respectively, since 1999.

      We market our services to two distinct customer groups: (1) temporary healthcare professionals and (2) hospital and healthcare facility clients. We use a multi-brand recruiting strategy to enhance our ability to successfully attract temporary healthcare professionals in the United States and internationally. Our five separate brand names, American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International, have distinct geographic market strengths and brand images. Our large number of hospital and healthcare facility clients allows us to offer traveling positions in all 50 states, and in a variety of work environments. In addition, we provide our temporary healthcare professionals with an attractive benefits package, including free or subsidized housing, travel reimbursement, professional development opportunities, a 401(k) plan and health insurance. We believe that we attract temporary healthcare professionals due to our long-standing reputation for providing a high level of service, our numerous job opportunities, our benefit packages, our innovative marketing programs and our most effective recruiting tool, word-of-mouth referrals from our thousands of current and former temporary healthcare professionals.

      We have established a growing and diverse hospital and healthcare facility client base, ranging from national healthcare providers to premier teaching and regional hospitals. At March 31, 2002, we had over 2,800 hospital and healthcare facility clients. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. We currently hold contracts with over 40% of all acute-care hospitals in the United States. Our clients include hospitals and healthcare systems such as Georgetown University Hospital, HCA, Kaiser Permanente, NYU Medical Center, Stanford Health Care, UCLA Medical Center and The University of Chicago Hospitals. We also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. Hospital and healthcare facilities utilize our services to help cost-effectively manage staff shortages, new unit openings, seasonal variations, budgeted vacant positions, long-term leaves of absence and other flexible staffing needs.

Industry Overview

      In 2000, total healthcare expenditures in the United States were estimated at $1.3 trillion, representing approximately 13% of the U.S. gross domestic product, and had grown approximately 8% over 1999 according to the Centers for Medicare & Medicaid Services. Over the next decade, an aging U.S. population and advances in medical technology are expected to drive increases in hospital patient populations and the consumption of healthcare services. As a result, total healthcare expenditures are projected to increase to approximately $2.6 trillion during the next decade.

      Within the healthcare staffing sector, temporary staffing has emerged as an increasingly utilized method to efficiently deliver healthcare services. In the mid-1990s, several factors prompted the increased usage of temporary staffing at hospitals. A principal factor was cost containment. Managed care, Medicare, Medicaid and competitive pressures created renewed emphasis on cost containment. Among other responses, this led acute-care hospitals to redesign their staffing models to reduce their levels of fixed staffing and to include a variable staffing component.

      The temporary healthcare staffing industry accounted for $7.2 billion in revenues in 2000 and was projected to increase by 21% to $8.7 billion in 2001 and is projected to further increase 22% to $10.6 billion in 2002, according to estimates by The Staffing Industry Report. Approximately 70% of the temporary healthcare staffing industry is comprised of nurse staffing and approximately 30% is comprised of allied health, physicians and other healthcare professionals. Temporary healthcare staffing has experienced strong historical growth between 1996 and 2000, growing at a compound annual growth rate of 13%, but this growth accelerated to approximately 15% per year during 1999 and 2000. Within the temporary healthcare staffing industry, we believe that travel nurse staffing is one of the fastest growing segments.

  Demand and Supply Drivers

      Since the mid-1990s, changes in the healthcare industry prompted a permanent shift in staffing models that led to an increased usage of temporary staffing at hospitals and other healthcare facilities. The supply of professionals choosing travel healthcare as a short-term or long-term career option has also grown alongside increased demand for temporary healthcare professionals. We believe that this expanded demand and supply pattern will continue, particularly in the travel nurse staffing sector, because of the following drivers:

  Demand Drivers

•	Demographics and Advances in Medicine and Technology. As the U.S. population ages and as advances in medicine result in longer life expectancy, it is likely that chronic illnesses and hospital populations will continue to increase. We believe that these factors will increase the demand for both temporary and permanent nurses, as well as for allied health professionals. In addition, advances in healthcare technology have increased the demand for specialty nurses who are qualified to operate advanced medical equipment or perform complex medical procedures.

•	Shift to Flexible Staffing Models. Nurse wages comprise the largest percentage of hospitals’ labor expenses. Cost containment initiatives and a renewed focus on cost-effective healthcare service delivery continue to lead many hospitals and other healthcare facilities to adopt flexible staffing models that include reduced permanent staffing levels and increased utilization of flexible staffing sources, such as traveling nurses.

•	Nursing Shortage. Most regions of the United States are experiencing a shortage of nurses. The American Hospital Association estimated that up to 126,000 position vacancies existed in 2001 for registered nurses, representing approximately 10% of the hospital-based nursing workforce. The Journal of the American Medical Association has reported that the registered nurse workforce is expected to be 20% below projected requirements by 2020. Faced with increasing demand for and a shrinking supply of nurses, hospitals are utilizing more temporary nurses to meet staffing requirements. Factors contributing to the current and projected declining supply of nurses include:

—	Decreasing Number of Entrants to Nursing School and New Nursing Graduates. According to the American Association of Colleges of Nursing, enrollment in all basic nursing education programs (baccalaureate, associate or diploma) fell by approximately 5% each year from 1995 to 2000.

—	Nurses Leaving Patient Care Environments for Less Stressful and Demanding Careers. Career opportunities for nurses have expanded beyond the traditional bedside role. Pharmaceutical companies, insurance companies, HMOs and hospital service and supply companies increasingly offer nurses attractive positions which involve less demanding work schedules and physical requirements.

—	Aging Nurse Population. The average age of a registered nurse is estimated to be 45.2 years old, an increase of 8.4% since 1988. By 2010, 40% of the nurse population is expected to be older than 50, as compared to 29% of nurses that were older than 50 in 2000. As a growing number of nurses retire, the nursing shortage is likely to worsen.

•	Seasonality. Hospitals in areas that experience significant seasonal fluctuations in population, such as Florida or Arizona during the winter months, must be able to efficiently adjust their staffing levels to accommodate the change in demand. Many of these hospitals utilize temporary healthcare professionals to satisfy these seasonal staffing needs.

•	Family and Medical Leave Act. The adoption of the Family and Medical Leave Act in 1993, which mandates 12-week job-protected maternity and dependent care leave, continues to create temporary nursing vacancies at healthcare facilities. Approximately 94% of the registered nurses working at healthcare facilities in the United States are women.

•	State Legislation Requiring Healthcare Facilities to Utilize More Nurses. In response to concerns by consumer groups over the quality of care provided in healthcare facilities and concerns by nursing organizations about the increased workloads and pressures placed upon nurses, several states have passed or introduced legislation that is expected to increase the demand for nurses.

—	Minimum Nurse-to-Patient Ratios. California passed legislation in 1999 which is expected to go into effect in January 2003 that requires the establishment of minimum nurse-to-patient ratios throughout all hospitals. Several states are considering similar legislation.

—	Limitation of Mandatory Overtime. Many healthcare facilities require their permanent staff to work overtime to cover staffing shortages. Maine, Maryland, Minnesota, Oregon, New Jersey and Washington have passed legislation that limit mandatory overtime for nurses, and similar legislation has already been introduced in several other states.

  Supply Drivers

•	Traditional Reasons for a Healthcare Professional to Work on a Travel Assignment. Traveling allows healthcare professionals to explore new areas of the United States, work at prestigious hospitals, learn new skills, build their resumes and avoid unwanted workplace politics that may accompany a permanent position. Other benefits to temporary healthcare professionals include free or subsidized housing, professional development opportunities, competitive wages, health insurance and completion bonuses for some assignments. All of these factors have been supply drivers for nearly three decades, resulting in the growth of the number of new healthcare professionals traveling.

•	Word-of-Mouth Referrals. New applicants are most often referred to travel staffing companies by current or former temporary healthcare professionals. Growth in the number of healthcare professionals that have traveled, as well as the increased number of hospital and healthcare facilities that utilize temporary healthcare professionals, creates more opportunities for referrals.

•	More Nurses Choosing Traveling Due to the Nursing Shortage. In times of nursing shortages, nurses with permanent jobs generally feel more secure about their employment prospects. They have a higher degree of confidence that they can leave their permanent position to take a travel assignment and have the ability to return to a permanent position in the future. Additionally, during a nursing shortage, permanent staff nurses are often required to assume greater responsibility and patient loads, work mandatory overtime and deal with increased pressures within the hospital. Many experienced nurses consequently choose to leave their permanent employer, and look for a more flexible and rewarding position.

•	New Legislation Allowing Nurses to Become More Mobile. The Mutual Recognition Compact Legislation, promoted by the National Council of State Boards of Nursing, allows nurses to work more freely within states participating in the Compact Legislation without obtaining new state licenses. The recognition legislation began in 1999 and had been passed in 18 states as of March 2002.

Growth Strategy

      Our goal is to expand our leadership position within the temporary healthcare staffing sector in the United States. The key components of our business strategy include:

•	Expanding Our Network of Qualified Temporary Healthcare Professionals. Through our recruiting efforts both in the United States and internationally, we continue to expand our network of qualified temporary healthcare professionals. We have exhibited substantial growth in our temporary healthcare professional network over the past five years primarily through referrals from our thousands of current and former temporary healthcare professionals, as well as through advertising and direct mailings. While we expect these methods to continue to gain momentum, we are implementing creative ways to attract additional qualified healthcare professionals. Two recent examples include our acquisition of O’Grady-Peyton International, the leading recruiter of registered nurses from English-speaking foreign countries for placement in the United States, and Internet recruitment tools such as our NurseZone.com website, which is a leading nurse community site on the Internet. We also recently purchased the website RN.com. RN.com provides online continuing education programs for nurses, which we intend to use to introduce our brands to more temporary healthcare professional candidates.

•	Strengthening and Expanding Our Relationships with Hospitals and Healthcare Facilities. We seek to continue to strengthen and expand our relationships with our hospital and healthcare facility clients, and to develop new relationships. Because we possess one of the largest national networks of temporary nurse and allied health professionals, we are well positioned to offer our hospital and healthcare facility clients effective solutions to meet their staffing needs. We currently hold contracts with over 40% of all acute-care hospitals in the United States and we believe there is an opportunity to further grow our existing relationships and develop new relationships with hospitals and healthcare facilities.

•	Leveraging Our Business Model and Large Hospital and Healthcare Facility Client Base to Increase Productivity. We seek to increase our productivity through our proven multi-brand recruiting strategy, large network of temporary healthcare professionals, established hospital and healthcare facility client relationships, proprietary information systems, innovative marketing and recruitment programs, training programs and centralized administrative support systems. Our multi-brand recruiting strategy allows a recruiter in any of our brands to take advantage of all of our nationwide placement opportunities. In addition, our information systems and support personnel permit our recruiters to spend more time focused on temporary healthcare professionals’ needs and placing them on appropriate assignments in hospitals or healthcare facilities. Implementation of our business model at our acquired brands has resulted in significant increases in productivity.

•	Expanding Service Offerings Through New Staffing Solutions. In order to further enhance the growth in our business and improve our competitive position in the healthcare staffing sector, we continue to explore new service offerings. We have most recently introduced temporary and permanent programs for U.S. and Canadian newly-graduated nurses, specialty training opportunities, vendor management for hospitals and healthcare facilities, permanent placement of nurses and placement of temporary healthcare professionals in Canadian hospital and healthcare facilities.

•	Capitalizing on Strategic Acquisition Opportunities. In order to enhance our competitive position, we will continue to selectively explore strategic acquisitions. In the past after we have made acquisitions, we have sought to leverage our hospital relationships and orders across our brands, integrate back-office functions and maintain brand differentiation for temporary healthcare professional recruitment purposes. We also implement our proven business model in order to achieve greater productivity, operating efficiencies and financial results.

Business Overview

  Services Provided

      Hospitals and healthcare facilities generally obtain supplemental staffing from two sources, local temporary (per diem) agencies and national travel healthcare staffing companies. We focus on the travel segment of the temporary healthcare staffing industry, and provide both nurse and allied health temporary healthcare professionals to our hospital and healthcare facility clients. Per diem staffing, which has historically comprised the majority of the temporary healthcare staffing industry, involves the placement of locally-based healthcare professionals on very short-term assignments, such as daily shift work, on an as needed (per diem) basis. Hospitals and healthcare facilities often give minimal advance notice of their per diem assignments, and require a quick turnaround from their staffing agencies, generally less than 24 hours. Travel staffing, on the other hand, provides healthcare facilities with staffing solutions to address anticipated staffing requirements, typically for 13 weeks. In contrast to per diem agencies, travel staffing companies select from a national (and in some cases international) skilled labor pool and provide pre-screened candidates to their hospital and healthcare facility clients, usually at a lower cost.

      Nurses. We provide medical nurses, surgical nurses, specialty nurses, licensed practical or vocational nurses, and advanced practice nurses in a wide range of specialties for travel assignments throughout the United States. We place our qualified nurse professionals with premier, nationally recognized hospitals and hospital networks. The majority of our assignments are in acute-care hospitals, including teaching institutions, trauma centers and community hospitals. Nurses comprise approximately 90% of the total temporary healthcare professionals currently working for us.

      Allied Health Professionals. We also provide allied health professionals to acute-care hospitals and other healthcare facilities such as skilled nursing facilities, rehabilitation clinics and schools. Allied health professionals include such disciplines as surgical technologists, respiratory therapists, medical and radiology technologists, dialysis technicians, speech pathologists and rehabilitation assistants. Allied health professionals comprise approximately 10% of the total temporary healthcare professionals currently working for us.

  Multi-Brand Recruiting

      In order to enhance our opportunities to expand our network of traveling professionals, we choose to recruit temporary healthcare professionals in the United States and internationally separately under each of our five established and recognized brand names: American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International. In addition, we intend to retain the HRMC brand name, which we acquired in April 2002, to recruit and place temporary healthcare professionals at our hospital and healthcare facility clients. While all of our brands have the capability to place temporary healthcare professionals on assignments that we have throughout the United States using the same placement opportunities, or “orders,” our brands have distinct geographic market strengths and brand images which we believe enhances our recruitment opportunities.

      It is common for temporary healthcare professionals to register with more than one brand in order to utilize more than one recruiter. Our multi-brand recruiting strategy provides us with a competitive advantage, as potential temporary healthcare professionals are able to work with more than one of our brand recruiters. Accordingly, we believe that our probability of successfully placing the temporary healthcare professional on assignment is enhanced.

  Single Staffing Provider

      To our hospital and healthcare facility clients, we market and administer our services under the single corporate brand of AMN Healthcare. Hospitals and healthcare facility clients in turn have the advantage of managing one contract with us, but receiving the benefit of more candidates from our five nationally known brands that recruit temporary healthcare professionals for their open positions.

      The following chart depicts our single staffing provider and multi-brand recruiting model:

  National Presence and Diversified Hospital and Healthcare Facility Client Base

      We offer our temporary healthcare professionals nationwide placement opportunities and provide temporary staffing solutions to our hospital and healthcare facility clients that are located throughout the United States. We typically have open temporary healthcare professional requests, or orders, in all 50 states. The largest percentage of these open orders are typically concentrated in the most heavily populated states, including approximately 15% in California, 13% in Florida, 7% in Arizona, 6% in Texas and 4% in Maryland.

      The number of our hospital and healthcare facility clients that we serve has grown from approximately 600 in 1993 to over 2,800 hospital and healthcare facility clients at March 31, 2002. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. In addition to acute-care hospitals, we also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. We currently hold contracts with over 40% of all acute-care hospitals in the United States. Our clients include hospitals and healthcare systems such as Georgetown University Hospital, HCA, Kaiser Permanente, NYU Medical Center, Scripps Health Systems, Stanford Health Care, Swedish Health Services, Texas Children’s Hospital, UCLA Medical Center and The University of Chicago Hospitals. As of March 31, 2002, no single client, including affiliated groups, comprised more than 10% of our temporary healthcare professionals on assignment and no single client facility comprised more than 2% of our temporary healthcare professionals on assignment.

Our Business Model

      We have developed and continually refined our business model to achieve greater levels of productivity and efficiency. Our model is designed to optimize the communication with, and service to, both our temporary healthcare professionals and our hospital and healthcare facility clients.

      The following graph illustrates the elements of our business model:

  Marketing and Recruitment of New Temporary Healthcare Professionals

      We believe that nursing and allied health professionals are attracted to us because of our customer service and relationship-oriented approach, our competitive compensation and benefits package, and our large and diverse offering of work assignments which provide the opportunity to travel to numerous attractive locations throughout the United States.

      We believe that our multi-brand recruiting strategy makes us more effective at reaching a larger number of temporary healthcare professionals. Because it is common for these healthcare professionals to register with more than one brand in the industry, we believe that by offering five distinct brands we increase our ability to recruit temporary healthcare professionals. Each brand has its own distinct marketing identity to prospective temporary healthcare professionals. We tailor the marketing of each of our brands through a combination of websites, journal advertising, conferences and conventions, direct mail, printed marketing material and, most importantly, through personal word-of-mouth referrals from current and former temporary healthcare professionals. Referrals from our thousands of current and former temporary healthcare professionals are our largest source of new temporary healthcare professionals applying with us. To broaden our recruitment efforts, we also operate NurseZone.com, a leading nurse community website. This website caters to the professional and personal lives of nurses, and offers nursing news and updates, links to other Internet sites, discounted products and services, continuing education courses and career opportunities sponsored by our five recruitment brands, including an online temporary healthcare professional application process. In late 2001, we introduced TravelNursing.com, a website where nurses can learn about the benefits and opportunities available in traveling, and Nursingjobs.com, a nursing jobs board. Our five leading brands are featured on these websites, including an easy and efficient online application process where nurses can complete one application online and have it sent to each of the brands of their choice. Additionally, in April 2002, we purchased the website RN.com. RN.com provides online continuing education programs for nurses, which we intend to use to introduce our brands to more temporary healthcare professional candidates.

  Screening/ Quality Management

      Through our quality management department, we screen each candidate prior to their placement and we continue to evaluate each temporary healthcare professional after they are placed to ensure adequate performance as well as to determine feasibility for future placements. Our internal processes are designed to ensure that each temporary healthcare professional has the appropriate experience, credentials and skills for the assignments that they accept. Our experience has shown us that well-matched placements result in satisfied temporary healthcare professionals and healthcare facility clients. Our screening and quality management process includes three principal stages:

Initial screening. Each new temporary healthcare professional candidate who submits an application with us must meet certain criteria, including appropriate prior work experience and proper educational and licensing credentials. We independently verify each applicant’s work history and references to reasonably ensure that our hospital and healthcare facility clients may depend on our temporary healthcare professionals for clinical competency and personal reliability. Our proprietary clinical skills checklists, developed for each healthcare specialty area, are used by our hospital and healthcare facility clients’ hiring managers as a basis for evaluating candidates and conducting interviews, and for facilitating the selection of a temporary healthcare professional who can meet the hospital or healthcare facility client’s specific needs.

Assignment specific screening. Once an assignment is accepted by a temporary healthcare professional, our quality management department tracks the necessary documentation and license verification required for the temporary healthcare professional to meet the requirements set forth by us, the hospital or healthcare facility, and, when required, the applicable state board of health or nursing. These requirements may include obtaining copies of specific health records, drug screening, criminal background checks and certain certifications or continuing education courses.

Ongoing evaluation. We continually evaluate our temporary healthcare professionals’ performance through a verbal and written evaluation process. We receive these evaluations directly from our hospital and healthcare facility clients, and use the feedback to determine appropriate future assignments for each temporary healthcare professional.

  Sales and Marketing to Hospitals and Healthcare Facilities

      Our team of regional client service directors markets our services to prospective hospital and healthcare facility clients, and supervises ongoing contract management of existing clients in their territory. We market ourselves to hospitals and healthcare facilities under one corporate brand name, AMN Healthcare, a single staffing provider with five recruitment sources of temporary healthcare professionals: American Mobile Healthcare, Medical Express, NursesRx, Preferred Healthcare Staffing and O’Grady-Peyton International.

      The number of our hospital and healthcare facility clients that we serve has grown from approximately 600 in 1993 to over 2,800 clients at March 31, 2002. Over 95% of our temporary healthcare professional assignments are at acute-care hospitals. In addition to acute-care hospitals, we also provide services to sub-acute healthcare facilities, dialysis centers, clinics and schools. Our hospital and healthcare facility clients include 15 of the top 16 hospitals in the United States as ranked by US News and World Report in its July 2001 Best Hospitals Honor Roll.

  Account Management

      Once hospital and healthcare facility contracts are obtained by our regional client service directors, our hospital account managers are responsible for soliciting and receiving orders from these clients and working with our recruiters to fill those orders with qualified temporary healthcare professionals. An “order” is a request from a client hospital or healthcare facility for a temporary healthcare professional to fill an assignment. Hospital account managers regularly call and solicit orders from our clients, who also submit orders via the Internet and by fax. Depending upon their size and specific needs, one hospital or healthcare facility client may have up to 50 open orders at one time.

      Our average number of orders for upcoming assignments has increased significantly during the past three years. The combination of an increasing number of open orders and a greater number of nurses choosing to travel benefits us by providing us with numerous assignments to offer and an increasing supply of new temporary healthcare professional applicants to place. Our growth in open orders can be attributed to factors including:

•	continuing increased demand for traveling nurses;

•	our extensive network of temporary healthcare professionals;

•	our brand recognition and reputation as a quality provider of temporary healthcare staffing services; and

•	our increased number of hospital and healthcare facility client relationships.

      Because hospitals often list their orders with multiple service providers, open orders may also be listed with our competitors. An order will generally be filled by the company that provides a suitable candidate first, highlighting the need for a large network of temporary healthcare professionals and integrated operating and information systems to quickly and effectively match hospital and healthcare facility client needs with appropriate temporary healthcare professionals.

  Placement

      Orders are entered into our information network and are available to the recruiters at all of our recruitment brands. Our recruiters provide our hospital account managers with the personnel profiles of the temporary healthcare professionals who have expressed an interest in a particular assignment. The hospital account manager approves the profiles to be sent to the hospital or healthcare facility client, follows up to arrange a telephone interview between the temporary healthcare professional and the hospital, and confirms offers and placements with the hospital or healthcare facility.

      Our recruiters seek to develop and maintain strong and long-lasting relationships with our temporary healthcare professionals. Each recruiter manages a group of pre-screened temporary healthcare professionals and works to understand the unique needs and desires of each healthcare professional. The recruiter will present open order assignments to a temporary healthcare professional, request that the personnel profile be submitted for placement consideration, arrange a telephone interview with assistance from the hospital account managers, make any special requests for housing and generally facilitate each placement.

      In the case of our international temporary healthcare professionals, the recruiters at our O’Grady-Peyton International brand, including those located in the United Kingdom, Australia, Canada, New Zealand and South Africa, assist candidates in preparing for the national nursing examination and subsequently obtaining a U.S. nursing license. These recruiters also assist our international temporary healthcare professionals to obtain petitions to become lawful permanent residents or to obtain work visas prior to their arrival in the United States.

      Throughout the typical 13-week assignment, the recruiter will work with the temporary healthcare professional to review their progress and to determine whether the person would like to extend the length of the current assignment, or move to a new hospital or healthcare facility at the end of the assignment term. Our international temporary healthcare professionals are typically placed on longer-term, 18-month assignments as a result of our substantial investment in bringing them to work in the United States. Near completion of the 18-month assignment, our recruiters will work with these temporary healthcare professionals to explore their options for new assignments, including our more traditional 13-week arrangements.

      We share orders among our various brands to increase placement opportunities for our temporary healthcare professionals. Our growth in placement volume has been driven by enabling our recruiters at all of our brands to offer more open assignment orders to their temporary healthcare professionals.

  Housing

      We offer substantially all of our temporary healthcare professionals free or subsidized housing while on assignment. Our housing department is primarily consolidated and managed at our San Diego corporate headquarters. Our housing department facilitates the leasing of all apartments and furniture, manages utilities, and arranges all housing and roommate assignments for the thousands of temporary healthcare professionals that we place each year. We generally offer our temporary healthcare professionals a free two-bedroom apartment to share with another temporary healthcare professional. If a temporary healthcare professional desires to have a private, one-bedroom apartment, they typically pay a housing fee to us to cover the incremental costs. If a temporary healthcare professional chooses not to accept housing provided by us, they receive a monthly housing stipend in lieu of an apartment. Generally, our international temporary healthcare professionals are provided with increased travel reimbursements and assistance with immigration costs in lieu of free or subsidized housing. We currently lease over 4,500 apartments nationwide with a monthly housing expense of over $4.5 million.

      Housing expenses are typically included in the hourly or weekly fees that we charge to our hospital and healthcare facility clients. Based on the contracted billing rate and gross profit for each hospital or healthcare facility client, we estimate a budget for our housing coordinators to utilize when locating apartments for each assignment. We carefully monitor performance of actual housing costs incurred to the housing costs budgeted for each placement. If housing costs rise in a particular city or region, our housing department tracks these trends and communicates with our regional client service directors to obtain increased billing rates to cover these costs. In the past, we generally have been successful in obtaining rate increases from our hospital and healthcare facility clients to cover the increased housing costs. We also negotiate contracts with national property management and furniture rental companies to leverage our size and obtain more favorable pricing and terms.

  Temporary Healthcare Professional Payroll

      For the first three months of 2002, approximately 96% of our working temporary healthcare professionals were on our payroll, while approximately 4% were paid directly by the hospital or healthcare facility client. Providing payroll services is a value-added and convenient service that hospitals and healthcare facilities increasingly expect from their supplemental staffing sources. To provide convenience and flexibility to our hospital and healthcare facility clients, we accommodate several different payroll cycles, and allow the client to choose the cycle that most closely matches that of their permanent staff. This enables our hospital and healthcare facility clients to integrate management of temporary healthcare professional scheduling and overtime with their permanent staff.

      Consistent accuracy and timeliness of making payroll payments is essential to the retention of our temporary healthcare professionals. Our internal payroll service group currently receives and processes timesheets for over 7,000 temporary healthcare professionals. Payroll is typically processed within 72 hours after the completion of each pay period, heightening the importance of having adequately trained and skilled payroll personnel and appropriate operating and information systems. We process our payroll utilizing a leading national payroll processing service that can accommodate our large quantity of transactions and the many federal, state and local withholding and employer taxing requirements across the United States.

      Our payroll service group offers our temporary healthcare professionals several service benefits, including multi-account direct deposit, automatic 401(k) deductions, dependent care and flexible spending account deductions and housing co-pays when the temporary healthcare professional chooses to upgrade to a private one-bedroom apartment, rather than a free shared two-bedroom apartment.

  Temporary Healthcare Professional Benefits

      In our effort to attract and retain highly qualified traveling professionals, we offer a variety of benefits to our temporary healthcare professionals. These benefits include:

•	Completion Bonuses. Many of our assignments offer special completion bonuses, which we pay in a lump sum once the temporary healthcare professional has completed his or her 13-week assignment. When offered, completion bonuses usually range from $500 to $4,000 for a 13-week assignment and are typically billed as a separate cost to the hospital client, with a small markup to cover employer taxes and overhead.

•	Travel Reimbursement. Temporary healthcare professionals receive travel reimbursement for each assignment. Reimbursements are calculated on a “per mile” basis with a cap on the total, and are often billed as a separate cost to the hospital or healthcare facility client.

•	Referral Bonuses. Through our referral bonus program, a temporary healthcare professional receives a bonus if he or she successfully refers a new temporary healthcare professional.

•	401(k) Plan and Dependent Care and Medical Reimbursement. We offer immediate enrollment in our 401(k) plan, including matching employer contributions after 1,000 hours of continued service. In addition, we provide pre-tax deductions for employee dependent care expenses and a medical spending account.

•	Group Medical, Dental and Life Insurance. We pay 100% of premium expenses for medical, dental and life insurance.

•	Professional Development Center. We are a fully accredited provider of continuing education by the American Nurses Credentialing Center. Through our professional development center, our temporary healthcare professionals receive free continuing education courses and seminars. In addition, they can obtain the information needed to apply for licensure in the state where they will travel.

•	24-Hour Management and Clinical Support. It is our goal to always be available to our temporary healthcare professionals. Professionals with emergencies can be connected 24 hours per day with a clinical liaison, recruitment manager or housing manager to help resolve their problem.

  Hospital Billing

      To accommodate the needs of our hospital clients, we offer two types of billing: payroll contracts and flat rate contracts. For the first three months of 2002 we billed approximately 96% of working temporary healthcare professionals based on payroll contracts and approximately 4% based on flat rate contracts.

      Payroll Contracts. Under a payroll contract, the temporary healthcare professional is our employee for payroll and benefits purposes. Under this arrangement, we bill our hospital and healthcare facility clients at an hourly rate which effectively includes reimbursement for recruitment fees, wages and benefits for the temporary healthcare professional, employer taxes, and housing expenses. Overtime, shift differential and holiday hours worked are typically billed at a premium rate. We in turn pay the temporary healthcare professional’s wages, housing and travel costs and benefits. Providing payroll services is a value-added and convenient service that hospitals and healthcare facilities increasingly expect from their supplemental staffing sources. Providing these payroll services, which is cash flow intensive, also gives us a competitive edge over smaller staffing firms.

      Flat Rate Contracts. With flat rate billing, the temporary healthcare professional is placed on the hospital or healthcare facility client’s payroll. We bill the hospital a “flat” weekly rate that includes reimbursement for recruitment fees, temporary healthcare professional benefits and typically housing expenses. Generally, if the temporary healthcare professional works overtime, there is not an opportunity for us to receive increased fees under a flat rate contract.

Information Systems

      Our primary management information and communications systems are centralized and controlled in our corporate headquarters and are utilized in each of our staffing offices. Our financial systems are primarily centralized at our corporate headquarters and our operational reporting is standardized at all of our offices. To facilitate payroll for our corporate employees and our temporary healthcare professionals, we utilize a system provided by a national payroll processing service.

      During the past few years, we have developed a proprietary information system called American Mobile Information Exchange, or “AMIE.” AMIE is a Windows-based, interactive system that is an important tool in maximizing our productivity and accommodating our multi-brand recruiting strategy. The system was custom-designed for our business model, including integrated processes for temporary healthcare professional and healthcare facility contract management, matching of temporary healthcare professionals to available assignments, temporary healthcare professional file submissions for placements, quality management tracking, controlling compensation packages and managing healthcare facility contract and billing terms. AMIE provides our staff with fast, detailed information regarding individual temporary healthcare professionals and hospital and healthcare facility clients. AMIE also provides a platform for interacting and transacting with temporary healthcare professionals and hospital and healthcare facility clients via the Internet.

Risk Management

      We have developed an integrated risk management program that focuses on loss analysis, education and assessment in an effort to reduce our operational costs and risk exposure. We continually analyze our losses on professional liability claims and workers compensation claims to identify trends. This allows us to focus our resources on those areas that may have the greatest impact on us. We have also developed educational materials for distribution to our temporary healthcare professionals that are targeted to address specific work-injury risks. In addition, we have compiled a universal safety manual that every temporary healthcare professional receives each year.

      In addition to our proactive measures, we engage in a peer review process of any incidents involving our temporary healthcare professionals. Upon notification of a temporary healthcare professional’s involvement in an incident that may result in liability for us, a team of registered nurses reviews the temporary healthcare professional’s actions. Our peer review committee makes a prompt determination regarding whether the temporary healthcare professional will continue the assignment and whether we will place the temporary healthcare professional on future assignments.

Competition

      The healthcare staffing industry is highly competitive. We compete with both national firms and local and regional firms. In addition, some of our hospital and healthcare facility clients maintain their own national staffing organizations that provide staffing services to their member hospitals. We compete with these firms to attract nurses and other healthcare professionals as temporary healthcare professionals and to attract hospital and healthcare facility clients. We compete for temporary healthcare professionals on the basis of customer service and expertise, the quantity, diversity and quality of assignments available, compensation packages, and the benefits that we provide to a temporary healthcare professional while they are on an assignment. We compete for hospital and healthcare facility clients on the basis of the quality of our temporary healthcare professionals, the timely availability of our professionals with requisite skills, the quality, scope and price of our services, our recruitment expertise and the geographic reach of our services.

      We believe that larger, nationally established firms enjoy distinct competitive advantages over smaller, local and regional competitors in the travel healthcare staffing industry. Continuing nursing shortages and factors driving the demand for nurses over the past several years have made it increasingly difficult for hospitals to meet their staffing needs. More established firms have a critical mass of available nursing candidates, substantial word-of-mouth referral networks and established brand names, enabling them to attract a consistent flow of new applicants. Larger firms can also more easily provide payroll services billing, which is cash flow intensive, to healthcare providers. As a result, sizable and established firms such as ours have had a significant advantage over smaller participants.

      Some of our competitors in the temporary healthcare staffing sector include Cross Country, InteliStaf, Medical Staffing Network, On Assignment and RehabCare Group.

Government Regulation

      The healthcare industry is subject to extensive and complex federal and state laws and regulations related to professional licensure, conduct of operations, payment for services and payment for referrals. Our business, however, is not directly impacted by or subject to the extensive and complex laws and regulations that generally govern the healthcare industry. The laws and regulations which are applicable to our hospital and healthcare facility clients could indirectly impact our business to a certain extent, but because we provide services on a contract basis and are paid directly by our hospital and healthcare facility clients, we do not have any direct Medicare or managed care reimbursement risk.

      Some states require state licensure for businesses that employ and/or assign healthcare personnel to provide healthcare services on-site at hospitals and other healthcare facilities. We are currently licensed in all eleven states that require such licenses.

      Most of the temporary healthcare professionals that we employ are required to be individually licensed or certified under applicable state laws. We take reasonable steps to ensure that our employees possess all necessary licenses and certifications in all material respects.

      We recruit some temporary healthcare professionals from Canada for placement in the United States. Canadian healthcare professionals can come to the United States on TN Visas under the North American Free Trade Agreement. TN Visas are renewable, one-year temporary work visas, which generally allow immediate entrance into the United States provided the healthcare professional presents at the border proof of waiting employment in the United States and evidence of the necessary healthcare practice licenses.

      With respect to our recruitment of international temporary healthcare professionals through our O’Grady-Peyton International brand, we must comply with certain United States immigration law requirements, including the Illegal Immigration Reform and Immigrant Responsibility Act of 1996. We primarily bring temporary healthcare professionals to the United States as immigrants, or lawful permanent residents (commonly referred to as “green card” holders). We screen foreign temporary healthcare professionals and assist them in preparing for the national nursing examination and subsequently obtaining a U.S. nursing license. We file petitions with the Immigration and Naturalization Service for a temporary healthcare professional to become a permanent resident of the United States or obtain necessary visas. Generally, such petitions are accompanied by proof that the temporary healthcare professional has either passed the Commission on Graduates of Foreign Nursing Schools Examination or holds a full and unrestricted state license to practice professional nursing as well as a contract between us and the temporary healthcare professional demonstrating that there is a bona fide job offer.

Legal Proceedings

      We are subject to various claims and legal actions in the ordinary course of our business. Some of these matters include professional liability, employee-related matters and inquiries and investigations by governmental agencies regarding our employment practices. We are not aware of any pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on us.

      Our hospital and healthcare facility clients may also become subject to claims, governmental inquiries and investigations and legal actions to which we may become a party relating to services provided by our professionals. From time to time, and depending upon the particular facts and circumstances, we may be subject to indemnification obligations under our contracts with our hospital and healthcare facility clients relating to these matters. At this time, we are not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse effect on us.

Employees

      As of March 31, 2002, we had 840 full-time corporate employees. We believe that our employee relations are good. The following chart shows our number of full-time corporate employees by department:

Recruitment	225
Regional Directors and Hospital Account Managers	42
Housing, Quality Management and Traveler Services	218
Customer Accounting and Payroll	218
MIS, Support Services, HR, Marketing and Facilities Staff	116
Corporate and Subsidiary Management	21

Total Corporate Employees	840

      During the first quarter of 2002, we had over 7,300 temporary healthcare professionals working on assignment.

Properties

      We believe that our properties are adequate for our current needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. We recently signed a lease for approximately fifteen years beginning in August 2003 for a new, approximately 172,000 square foot headquarters building in San Diego, California. We currently lease office space in twelve locations, as identified in the chart below:

Square
Location	Feet

San Diego, California (corporate headquarters)	95,677
Ft. Lauderdale, Florida	32,138
Louisville, Colorado	19,427
Huntersville, North Carolina	15,600
Davidson, North Carolina	6,080
Savannah, Georgia	5,656
Cape Town (South Africa)	1,399
Birmingham (United Kingdom)	988
Canning Vale (Australia)	958
Phoenix, Arizona	767
Toronto (Canada)	150
Sydney (Australia)	129

Total	178,969

MANAGEMENT

      The following tables show certain information concerning our current directors, executive officers and other senior officers.

Name	Age	Position(s)

Directors and Executive Officers
Robert Haas	54	Chairman of the Board and Director
Steven Francis	47	Director, President and Chief Executive Officer
William Miller III	52	Director
Douglas Wheat	51	Director
Michael Gallagher	56	Director
Andrew Stern	53	Director
Susan Nowakowski	37	Executive Vice President, Chief Operating Officer and Secretary
Donald Myll	44	Chief Financial Officer and Treasurer

Other Senior Officers
Marcia Faller	42	Senior Vice President, Nursing and Traveler Services
Beth Machado	40	Senior Vice President, Recruitment
Diane Stumph	52	Senior Vice President, Finance
Stephen Wehn	41	Senior Vice President, Client Services
Denise Jackson	37	General Counsel and Vice President
Bruce Carothers	41	Chief Technology Officer and Vice President

      Information with respect to the business experience and affiliations of our directors, executive officers and other senior officers is set forth below.

      Robert Haas has been our Chairman of the Board of Directors and a director since November 1999. Mr. Haas has been actively involved in private business investments since 1978, specializing in leveraged buyouts. He has served as Chairman of the Board of Directors and Chief Executive Officer of Haas Wheat & Partners, L.P., a private investment firm specializing in leveraged acquisitions, since 1992. Mr. Haas serves as Chairman and a director of Playtex Products, Inc., Nebraska Book Company, Inc. and NBC Acquisition Corp.

      Steven Francis co-founded our predecessor company, AMN Healthcare, Inc., in 1985. He has been an executive officer and director since 1985 and our President and Chief Executive Officer since June 1990. Prior to 1985, Mr. Francis served in several management positions in the hospitality industry. In addition, he served in the Nevada State Assembly from 1983 to 1987 and was elected as the Majority Leader from 1985 to 1987. In addition, he serves as a board member of Father Joe’s Villages, one of the largest private homeless shelter organizations in the United States.

      William Miller III has been a director since November 1999. Mr. Miller is currently Chairman, Chief Executive Officer and a director of Health Management Systems, Inc., a healthcare information technology company. From 1983 to 1999, Mr. Miller served as President and Chief Operating Officer of Emcare Holdings, an emergency medical services company. Prior to joining Emcare, Mr. Miller held financial and management positions in the healthcare industry, including positions as chief executive officer and chief financial officer of various hospitals, and administrator/director of operations of a multi-specialty physician group practice. Mr. Miller also serves as a director of Lincare Holdings, Inc.

      Douglas Wheat has been a director since November 1999. Mr. Wheat has served as President of Haas Wheat & Partners, L.P., a private investment firm specializing in leveraged acquisitions, since 1992. He also serves as a director of Playtex Products, Inc., Smarte Carte Corporation, Nebraska Book Company, Inc. and NBC Acquisition Corp.

      Michael Gallagher has been a director since our initial public offering in November 2001. Mr. Gallagher has served as Chief Executive Officer of Playtex Products, Inc. since 1995. Previously, Mr. Gallagher was Chief Executive Officer/ North America for Reckitt & Coleman PLC, President and Executive Officer of

Eastman Kodak’s subsidiary, L&F Products, and President of the Lehn & Fink Consumer Products Division of Sterling Drug. Mr. Gallagher previously was Corporate Vice President and General Manager of the Clorox Company and began his career with the Procter and Gamble Company. He also serves as a director of Playtex Products, Inc., Allergan, Inc., Grocery Manufacturers Association, the Association of Sales and Marketing Companies, the Haas School of Business at the University of California (Berkeley) and the Board of Trustees of St. Luke’s School.

      Andrew Stern has been a director since our initial public offering in November 2001. Mr. Stern has served as Chairman of the Board and Chief Executive Officer of Sunwest Communications, Inc., a public relations firm, since 1983. Mr. Stern also serves as a director of Dallas National Bank and as an advisory director of NeoSpire, Inc. In addition, he serves as Chairman of the Medical City Dallas Hospital.

      Susan Nowakowski joined us in 1990 and has been our Chief Operating Officer since December 2000, our Secretary since October 2001 and our Executive Vice President since January 2002. Ms. Nowakowski served as our Senior Vice President of Business Development from September 1998 to December 2000. Following our acquisition of Medical Express, she was additionally appointed President of Medical Express in April 1999. She also served as our Chief Financial Officer and Vice President of Business Development from 1990 to 1993 and 1993 to 1998, respectively. Prior to joining us, Ms. Nowakowski worked as a financial analyst at a subsidiary of Eli Lilly & Co. and as the finance manager of BioVest Partners, a venture capital firm. Ms. Nowakowski also serves as a director of Playtex Products, Inc.

      Donald Myll has been our Chief Financial Officer and Treasurer since May 2001. From September 1999 through October 2000, he served as Executive Vice President and Chief Financial Officer of Daou Systems, Inc. a publicly-traded technology services company in the healthcare industry. From September 1998 to September 1999, Mr. Myll served as President, Chief Executive Officer and a director of Hearing Science, Inc., a multi-state provider of hearing care services. From March 1997 to September 1998, Mr. Myll was a consultant to TheraTx, Inc., a publicly-traded national healthcare provider of rehabilitation, post acute and long-term care services, as well as other venture capital and entrepreneurial organizations in the healthcare industry. From June 1990 to March 1997, Mr. Myll served as Executive Vice President and Chief Financial Officer of TheraTx, Inc.

      Marcia Faller, RN, joined us in 1989 and has been our Senior Vice President of Nursing and Traveler Services since July 1997, with responsibility for quality management and professional education, housing and other office support. Ms. Faller served as one of our Vice Presidents from July 1989 until July 1997, with various responsibilities in recruiting, operations and information technologies. Prior to joining us, Ms. Faller worked for Sharp Memorial Hospital, where she was responsible for nurse recruitment operations. Previously, she was a staff nurse and manager in intensive and coronary care.

      Beth Machado joined us in 1988 and has been our Senior Vice President of Recruitment since May 1999, with responsibility for temporary healthcare professional recruitment, placement and retention, as well as order growth and management with our hospital and healthcare facility clients. Ms. Machado served as our Vice President of Recruitment from March 1996 until May 1999. Prior to joining us, Ms. Machado was a national commodities broker at Multivest, Inc.

      Diane Stumph, CPA, joined us in 1991 and has been our Senior Vice President of Finance since July 1997, with responsibility for accounting, payroll and finance operations and cash and tax management. Ms. Stumph served as Vice President of Finance from January 1995 until July 1997 and as our Chief Financial Officer from January 1995 until May 2001. In addition, Ms. Stumph served as our Controller from August 1991 until January 1995. Prior to joining us, Ms. Stumph worked for Exxon Company, USA for 11 years in a variety of audit, finance and accounting management roles.

      Stephen Wehn joined us in 1993 and has been our Senior Vice President of Client Services since December 2000, with responsibility for hospital and healthcare facility client marketing, contracting and service. Mr. Wehn served as our Vice President of Client Services from July 1997 until December 2000 and as our National Director of Client Services from October 1993 until July 1997. Prior to joining us, Mr. Wehn worked for Manpower, Inc., serving first as a manager for a healthcare staffing division and then as a district manager for two of Manpower’s largest multi-office franchises.

      Denise Jackson has been our General Counsel and Vice President of Administration since October 2000, with responsibility for legal, risk management, facilities, temporary healthcare professional benefits and corporate human resource functions. From 1995 to September 2000, Ms. Jackson worked for The Mills Corporation, a publicly traded real estate investment trust, serving as Vice President and Senior Counsel from 1998 to 2000.

      Bruce Carothers has been our Chief Technology Officer and Vice President since November 2001, with responsibility for all information technology functions. Prior to joining us, Mr. Carothers worked for Alitum, Inc. as Chief Technology Officer from March 2000 to October 2001 and as a consultant to various technology firms from October 1999 to March 2000. Mr. Carothers also served as Chief Executive Officer and Executive Vice President of Business Development at Motive Software Inc. from January 1995 to October 1999.

Term of Executive Officers and Directors

      Each director serves for a term of one year. Directors hold office until the annual meeting of stockholders and until their successors have been duly elected and qualified. Executive officers are appointed by the board and serve at the discretion of the board.

Committees of Our Board of Directors

      Our board has established an audit committee, the members of which are Messrs. Miller, Gallagher and Stern, a compensation committee, the members of which are Messrs. Miller and Gallagher, an executive committee, the members of which are Messrs. Haas, Wheat and Francis, and a stock plan committee, the members of which are Messrs. Miller and Gallagher. Each of the decisions of our compensation and stock plan committees are subject to approval by our board. The audit committee oversees actions taken by our independent auditors and reviews our internal controls and procedures. The compensation committee reviews and approves the compensation of our officers and management personnel and administers our employee benefit plans. The executive committee exercises the authority of our board in the interval between meetings of the board. The stock plan committee administers our stock-based and certain other incentive compensation plans.

Compensation Committee Interlocks and Insider Participation

      One of our directors, Michael Gallagher, serves as the Chief Executive Officer of Playtex Products, Inc. and serves as a member of our compensation committee. Our Executive Vice President, Chief Operating Officer and Secretary, Susan Nowakowski, also serves as a director of Playtex Products, Inc.

Directors’ Compensation

      Directors who are not executive officers will receive an annual fee of $10,000, $2,500 for each board meeting they attend and $1,000 for each committee meeting they attend which is not held on the same day as a board meeting. Directors will be reimbursed for out-of-pocket expenses incurred in connection with attending meetings of the board and its committees. We also have granted stock options to some of our directors as compensation for their services as members of our board. See “— Stock Option Plans — Recent Stock Options Award.”

Compensation of Executive Officers

      The following table sets forth information concerning the annual and long-term compensation for services in all capacities to us during 2000 and 2001 of (i) Steven Francis, our Chief Executive Officer, and

(ii) Susan Nowakowski and Donald Myll, our two other most highly-compensated executive officers, as of December 31, 2001.

					Long-Term
	Annual Compensation				Compensation Awards

						Number of
						Securities
				All Other	Restricted	Underlying
Name and Principal Positions	Year	Salary	Bonus	Compensation(1)	Stock Awards	Options

Steven Francis	2001	$410,577	$300,000	$6,514	—	—
President and Chief	2000	304,875	200,000	1,950	—	746,493
Executive Officer
Susan Nowakowski	2001	292,308	91,000	6,485	—	—
Executive Vice President,	2000	181,496	67,412	1,950	—	321,456
Chief Operating Officer and Secretary
Donald Myll(2)	2001	135,573	—	—	—	458,804
Chief Financial Officer and Treasurer

(1)	Amounts consist of employer matching contributions to our 401(k) plan.

(2)	Mr. Myll’s salary has been prorated to reflect his employment with us since May 2001.

Options Grants During 2001

      The following were the only stock option awards that we granted to directors or named executive officers in 2001. We have never issued any stock appreciation rights.

Potential Realizable Value
at Assumed Annual Rates
of Stock Price Appreciation
	Individual Grants				for Option Term(2)

Percentage
	Number of	of Total
	Securities	Options
	Underlying	Granted to	Exercise
	Options	Employees	Price	Expiration
Name	Granted	in 2001	(per share)(1)	Date	5%	10%

Donald Myll	458,804	72.5%	$9.09	July 24, 2011	$2,622,823	$6,646,748

(1)	The exercise price for each option was equal to the fair market value of our common stock as determined by our Board of Directors on the date of grant. In determining the fair market value of the common stock on the date of grant, our Board of Directors considered many factors including:

•	the fact that option grants involved illiquid securities in a non-reporting company;

•	the fact that the securities underlying the option grants represented a minority interest in the common stock;

•	our performance and operating results at the time of grant; and

•	our stage of development and business strategy.

(2)	These amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5.0% and 10.0% compounded annually from the date the options were granted to the expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock.

Aggregated Option Exercises in 2001 and Year-End Option Values

      The following table sets forth the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2001. The table also reports values for “in-the-money” options that represent the positive spread between the exercise prices of such options and $27.40 per share, the closing sale price of our common stock on the New York Stock Exchange on December 31, 2001.

	Number of		Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options at
	Acquired		Options at December 31, 2001		December 31, 2001
	on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven Francis	—	—	—	2,766,449	—	$63,138,297
Susan Nowakowski	—	—	—	660,804	—	15,250,967
Donald Myll	—	—	—	458,804	—	8,400,701

Management Compensation Incentive Plans

      Our Senior Management Bonus Plan provides incentives and rewards to some of our senior members of management for achievement of annual financial goals. The bonus plan is administered by our Compensation Committee. Our board may resolve to administer the plan, thereby assuming all the functions of the compensation committee under the plan. Under the bonus plan, subject to our board’s approval, the compensation committee designates for each “performance period” (which is the period during which performance is measured to determine the level of attainment of an award) which participants are eligible for an award, the performance criteria for the performance period and the maximum award. This information is communicated to each participant prior to or during the performance period. The performance criteria for 2002 has been established in a Senior Management Bonus Plan for 2002 and the bonuses under our bonus plan are earned based upon a pre-established level of EBITDA (as defined in the bonus plan for 2002) achieved during the year, and are calculated for each participating member of senior management based upon a specific percentage of the individual’s salary at targeted levels of EBITDA achievement. Our board has the power to amend the plan at any time and may amend any outstanding award granted under the plan, subject to grantee consent in appropriate instances. Adopting and maintaining this bonus plan does not preclude our board from making compensation or award arrangements outside of the plan.

Stock Option Plans

  1999 Stock Option Plans

      In November, 1999, we adopted our 1999 Performance Stock Option Plan and our 1999 Super-Performance Stock Option Plan. Both of our 1999 stock option plans allow us to:

•	attract, motivate and retain executive personnel of outstanding ability;

•	focus the attention of executive management on achievement of sustained long-term results;

•	foster management’s attention on overall corporate performance and thereby promote cooperation and teamwork among management of the operating units; and

•	provide executives with a direct economic interest in the attainment of demanding long-term business objectives.

      Administration. Our stock plan committee administers our 1999 stock option plans. The board may resolve to administer the plan, thereby assuming all of the functions of the stock plan committee under the plan. Subject to board approval, the stock plan committee has the authority to construe, interpret and implement our 1999 stock option plans and any agreements evidencing any options granted under our 1999 stock option plans, and to prescribe, amend and rescind rules and regulations relating to our 1999 stock option plans.

      Stock Options. The stock plan committee is authorized to grant options to purchase shares of common stock that are either “qualified,” which include those options that satisfy the requirements of Section 422 of the Internal Revenue Code for incentive stock options, or “nonqualified,” which include those options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code. These options will be subject to the terms and conditions established by the stock plan committee (after consultation with our Chief Executive Officer). Under the terms of our 1999 stock option plans, the exercise price of the initial grant of options was the “initial founder’s price” (as defined in the 1999 stock option plans). The exercise price of all subsequent grants of options is not less than the fair market value of our common stock at the time of grant.

      Eligibility. Any members of our senior management (including directors, officers or employees) selected by the stock plan committee are eligible for grants of options under our 1999 stock option plans.

      Shares Subject to Our 1999 Stock Option Plans. The number of shares of our common stock authorized for issuance under our 1999 Performance Stock Option Plan is 3,688,617, and under our 1999 Super-Performance Stock Option Plan is 1,844,306. If the shares subject to an option under our 1999 stock option plans expire, terminate, or are canceled for any reason without cash consideration paid, the shares will again be available for future award. If there is any recapitalization, or any acquisition, divestiture or any other corporate transaction of any kind involving us that the committee in its discretion deems of a kind appropriate to require an amendment or adjustment to our 1999 stock option plans or to the options issued under these plans, the stock plan committee will make appropriate adjustments to the type and number of shares covered by options then outstanding, the exercise price of outstanding options and the shares that remain available for award under our 1999 stock option plans.

      Term and Vesting. The options already granted generally will terminate on December 31, 2009, unless terminated earlier because of a participant’s termination of employment, and will vest and become exercisable at such times and subject to such conditions as the stock plan committee determines.

      All options outstanding under the 1999 stock option plans are fully vested. At least 25% of each holder’s options becomes exercisable during May 2002 with the remainder generally becoming exercisable at 25% per year.

      Under the terms of our 1999 stock option plans and unless a particular stock option agreement provides otherwise, if a participant’s employment is terminated prior to the expiration of the options granted under our 1999 stock option plans for any reason other than death or disability, then any vested and non-exercisable portion of an option shall become exercisable at a rate of 25% per year for the four years following the period that ends no earlier than three years following our initial public offering, provided, however, that if a participant terminates employment due to death or disability, vested and exercisable options shall remain exercisable for one year following termination of employment, or the original expiration date of the option, if earlier.

      The stock plan committee may permit a participant to deliver shares of common stock to exercise an option, provided that the common stock has been owned by the participant for at least six months. Otherwise, an option may be exercised by delivery of a certified or official bank check or, with the stock plan committee’s consent, by personal check.

      Nontransferability of Options. Options awarded under our 1999 stock option plans will generally not be assignable or transferable other than by will or by the laws of descent and distribution. The stock plan committee may provide in a particular stock option agreement that an option may be transferred for estate planning purposes to a family trust or family partnership for the benefit of immediate members of the participant’s family.

      Status of Participants. A participant will have no rights as a stockholder with respect to any shares covered by any option until the exercise of that option.

      Tax Withholding. Whenever shares of common stock are to be delivered pursuant to an option, the stock plan committee may require as a condition of delivery that the participant pay in cash or in stock an amount sufficient to satisfy all related federal, state and other withholding tax requirements.

      Term and Amendment. Our 1999 stock option plans have ten year terms. Our board may at any time amend, suspend or discontinue our 1999 stock option plans. The expiration of the term of our 1999 stock option plans, or any amendment, suspension or discontinuation will not adversely impair the rights under any outstanding option held by a participant without the consent of that participant, nor will any amendment for which stockholder approval would be required be effective without receiving the necessary stockholder approval.

      Change of Control. Under the terms of our 1999 stock option plans, if there is a change of control (as defined in our 1999 stock option plans), or in the event that our board shall propose that we enter into a transaction that would result in a change of control, the stock plan committee may in its discretion, by written notice to a participant provide that the participant’s options will be terminated unless exercised within a specified period. The stock plan committee also may in its discretion, by written notice to a participant, provide that the participant’s options shall be fully exercisable as to all or some of the shares of common stock covered by that participant’s options or that some or all of the restrictions on any of that participant’s options may lapse in the event of a change of control.

  2001 Stock Option Plan

      In connection with our initial public offering, we adopted our 2001 stock option plan for grants to be made to participants in anticipation of, and following, our initial public offering. The purpose of our 2001 stock option plan is to provide a means through which we may attract able persons to enter and remain in the employ of our company and to provide a means whereby employees, directors and consultants can acquire and maintain common stock ownership, thereby strengthening their commitment to the welfare of our company and promoting an identity of interest between stockholders and these employees.

      Administration. The stock plan committee administers our 2001 stock option plan. The board may resolve to administer the plan, thereby assuming all of the functions of the stock plan committee under the plan. Subject to board approval, the stock plan committee has the authority to interpret, administer, reconcile any inconsistency and correct any default in our 2001 stock option plan and any agreements evidencing any options granted under our 2001 stock option plan, and to establish, amend, suspend or waive rules and regulations relating to our 2001 stock option plan.

      Stock Options. The stock plan committee is authorized to grant options to purchase shares of common stock that are “nonqualified,” which are options that are not intended to satisfy the requirements of Section 422 of the Internal Revenue Code. These options will be subject to such terms and conditions as the stock plan committee shall determine. Under the terms of our 2001 stock option plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant.

      Eligibility. Any of our employees, directors or consultants designated by the stock plan committee are eligible for grants of options under our 2001 stock option plan.

      Shares Subject to Our 2001 Stock Option Plan. The number of shares of our common stock authorized for issuance under our 2001 stock option plan is 2,178,013 shares. No participant may be granted options to purchase more than 544,503 shares of common stock in any one year. If the shares subject to an option under our 2001 stock option plan expire, terminate, are surrendered or forfeited for any reason, the shares will again be available for new grants under our 2001 stock option plan. If there is any change in the outstanding stock or in the capital structure of our company by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization, or if there is any change in applicable laws or any change in circumstances that results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants, the stock plan committee in its sole discretion will make appropriate adjustments to the number of shares covered by options then outstanding under our 2001 stock option plan, the exercise price of outstanding options and the maximum number of shares and the per-person maximum number of shares available for grant under our 2001 stock option plan.

      Term and Vesting. The options granted will generally terminate on the tenth anniversary of their grant, unless terminated earlier because of a participant’s termination of employment, and will generally vest and become exercisable in increments of 25% on each of the first four anniversaries of the date of grant.

      An option generally will be exercised by delivery of cash in an amount equal to the exercise price of that option. The stock plan committee may permit a participant to deliver shares of common stock to exercise an option, provided the common stock delivered has been owned by the participant for at least six months or was previously acquired by the participant on the open market. The stock plan committee may also allow the option price to be paid in other property or by brokered exercise.

      Under the terms of our 2001 stock option plan and unless a particular stock option agreement provides otherwise, if a participant’s employment is terminated prior to the expiration of the option granted under our 2001 stock option plan, unvested portions of the option expire immediately and vested portions of the option generally remain exercisable for three months.

      The stock plan committee may permit the voluntary surrender of all or any portion of any nonqualified stock option granted under our 2001 stock option plan to be conditioned upon the granting to the participant of a new option for the same or different number of shares as the option surrendered, or require voluntary surrender before a grant of a new option to the participant. The new option will be exercisable at a price and during a period in accordance with any other terms or conditions specified by the stock plan committee at the time the new option is granted, all determined in accordance with the provisions of the 2001 stock option plan without regard to the terms and conditions of the nonqualified stock option surrendered.

      Nontransferability of Options. Options awarded under our 2001 stock option plan are generally not assignable or transferable other than by will or by the laws of descent and distribution. The stock plan committee may provide in a particular stock option agreement that an option may be transferred for estate planning purposes to a family trust or family partnership for the benefit of immediate members of the participant’s family.

      Tax Withholding. A participant may be required to pay to us and we shall have the right and are authorized to withhold from any shares of stock or other property deliverable under any option or from any compensation or other amounts owing to a participant the amount (in cash, stock or other property) of any required tax withholding and payroll taxes in respect of an option, its exercise, or any payment or transfer under an option or under our 2001 stock option plan, and to take such other action as may be necessary in our opinion to satisfy all obligations for the payment of these taxes.

      If so provided in a stock option agreement, a participant may satisfy, in whole or in part, withholding liability (but no more than the minimum required withholding liability) by delivery of shares of stock owned by the participant (which are not subject to any pledge or other security interest and which have been owned by the participant for at least six months or purchased on the open market) with a fair market value equal to the withholding liability or by having us withhold from the number of shares of stock otherwise issuable pursuant to the exercise of the option a number of shares with a fair market value equal to the withholding liability.

      Term and Amendment. Our 2001 stock option plan has a term of ten years. Our board may at any time amend, alter, suspend, discontinue or terminate our 2001 stock option plan. No amendment, suspension, discontinuation or termination will impair the rights of any participant or any holder or beneficiary of any option without the consent of the participant, holder, or beneficiary, nor will any amendment for which stockholder approval would be required be effective without receiving the necessary stockholder approval.

      Change of Control. Under the terms of our 2001 stock option plan, and unless a particular stock option agreement provides otherwise, if there is a change of control (as defined in our 2001 stock option plan), a participant’s options will become fully exercisable as to all the shares of common stock covered by that participant’s options. Alternatively, in the event of a change of control, the stock plan committee may in its discretion, by written notice to the participant, provide that the participant’s options will be terminated unless exercised within 10 days, in exchange for a payment in cash or stock of the value of that participant’s options based upon the per-share value to be received by other shareholders pursuant to the transaction.

  Recent Stock Options Awarded

      In January 2002, we granted options to some of our directors and employees for an aggregate of 629,500 shares of common stock at an exercise price equal to $22.98 per share, including options to purchase 200,000 shares granted to Steven Francis, 60,000 shares granted to Susan Nowakowski, 50,000 shares granted to Donald Myll and 9,000 shares granted to each of Michael Gallagher, William Miller and Andrew Stern. The first 25% of the options granted to Mr. Francis, Ms. Nowakowski and Mr. Myll are expected to vest on the first anniversary of the date of their grant, and the first 20% of the options granted to Messrs. Gallagher, Miller and Stern are expected to vest on the first anniversary of the date of their grant.

Executive Nonqualified Excess Plan

      Our subsidiary, AMN Healthcare, Inc., adopted an Executive Nonqualified Excess Plan in January 2002 in order to assist certain management employees to elect to defer some compensation. The Executive Nonqualified Excess Plan is not intended to be tax qualified and is an unfunded plan. This plan is primarily composed of deferred amounts of income kept on our records. Each participant is fully vested in his salary deferral credits and all income and losses attributable thereto. We make a discretionary matching contribution to the plan that vests incrementally so that the employee is fully vested in the match following five years of service with us.

      The compensation committee appointed Steven Francis, Donald Myll and Denise Jackson as members of the Committee to be the administrators of the Executive Nonqualified Excess Plan.

Employment and Severance Agreements

      We are party to an employment agreement with Steven Francis which provides that Mr. Francis will serve as our President and Chief Executive Officer and as a member of our board until December 31, 2003 (and thereafter automatically for additional one-year periods unless either party gives prior written notice of its intent to terminate the agreement) or until we terminate his employment or he resigns, if earlier. The agreement provides that Mr. Francis will receive a base salary of $300,000 per year (increased annually at the discretion of our board), an annual bonus opportunity subject to meeting certain performance based criteria, participation in our stock option plans, eligibility in our employee benefit plans and other benefits provided in the same manner and to the same extent as to our other senior management.

      Mr. Francis’s employment agreement provides that he will receive severance benefits if we voluntarily terminate his employment for any reason other than “cause” (as defined in the agreement), in the event of his disability or death or if he terminates his employment for “good reason” (as defined in the agreement). In the event of such termination, Mr. Francis or his estate, as applicable, will be entitled to any earned but unpaid base salary, an immediate lump sum severance payment of two years of base salary, plus his bonus for the year of termination. In addition, Mr. Francis has the right to resign for any reason or no reason within 90 days following a “change of control” (as defined in the agreement) and have such resignation be treated as “good reason.”

      Under some circumstances, amounts payable under Mr. Francis’s employment agreement are subject to a full “gross-up” payment to make Mr. Francis whole in the event that he is deemed to have received “excess parachute payments” under Section 280G and 4999 of the Internal Revenue Code.

      Mr. Francis’s employment agreement also contains a confidentiality agreement and a covenant not to solicit during its term and for a period of two years thereafter.

      We also entered into executive severance agreements with two of our executive officers, Susan Nowakowski and Donald Myll, in November 1999 and May 2001, respectively. These executives’ severance agreements provide that they will receive severance benefits if their at-will employment is terminated by us without cause (as defined in the agreements). Such benefits include cash payments over a 12-month period equal to their annual salary plus reimbursement for the COBRA costs for their health insurance for that 12-month period (or until the executive becomes eligible for comparable coverage under another employer’s health plans, if earlier). Each executive severance agreement contains a requirement that the executive execute our standard covenant not to solicit and general release of all claims form as a condition to receiving the severance payments.

RELATED PARTY TRANSACTIONS

Transactions with the HWP Stockholders

      AMN Acquisition Corp. was formerly our controlling stockholder and was owned by the HWP stockholders. Robert Haas and Douglas Wheat, two of our directors, are affiliates of the HWP stockholders and have indirect equity interests in the HWP stockholders.

      In June 2000, we issued shares to AMN Acquisition Corp. as consideration for an aggregate capital contribution of $10.1 million in connection with our acquisition of NursesRx. In addition, in November 2000, we issued shares to AMN Acquisition Corp. as consideration for an aggregate capital contribution of $35.6 million in connection with our acquisition of Preferred Healthcare Staffing.

      In connection with our acquisition of Preferred Healthcare Staffing, Inc., we paid $1.5 million to AMN Acquisition Corp. in exchange for advisory services. In addition, in November 1999, we paid $3.7 million to AMN Acquisition Corp. to reimburse it for expenses incurred in our 1999 recapitalization.

      During 2000 and 2001, we paid an affiliate of the HWP stockholders a fee for management advisory services provided to us in the amounts of $150,000 and $113,000, respectively. At the completion of our initial public offering in November 2001, we paid fees and expenses to this affiliate of approximately $2.1 million and the agreement governing these fees terminated.

      In April 2002, we paid an affiliate of the HWP stockholders $139,000 for advisory services in connection with our acquisition of Health Resource Management Corporation.

Transactions with BancAmerica Capital Investors

      BancAmerica Capital Investors SBIC I, L.P., currently beneficially owns 6.8% of our common stock and will beneficially own approximately 4.7% of our common stock following this offering. We issued senior subordinated notes to BancAmerica Capital Investors on November 19, 1999 in connection with our recapitalization. The senior subordinated notes had an aggregate outstanding amount of $25.3 million (including accrued interest) at November 16, 2001 and were repaid in connection with our initial public offering (along with an additional $997,346 of related pre-payment penalties). Affiliates of BancAmerica Capital Investors are acting as an underwriter of this offering and as a lender under our existing credit facility. In addition, an affiliate of BancAmerica Capital Investors acted as an underwriter of our initial public offering in November 2001. For more information, see “Underwriting.”

      In June 2000, we issued shares to BancAmerica Capital Investors as consideration for an aggregate capital contribution of $1.3 million in connection with our acquisition of NursesRx. In addition, in November 2000, we issued shares to BancAmerica Capital Investors as consideration for an aggregate capital contribution of $4.4 million in connection with our acquisition of Preferred Healthcare Staffing. Prior to our initial public offering, BancAmerica Capital Investors exercised an outstanding warrant for 1,954,755 shares of common stock.

Transactions with Olympus Partners

      In connection with our 1999 recapitalization, we paid $1.5 million in advisory fees and $32,000 in out-of-pocket expenses to our then majority stockholder, Olympus Partners.

Transactions with Directors

      In connection with our 1999 recapitalization, we paid $100,000 in advisory fees to one of our minority stockholders and directors, William Miller. Prior to our initial public offering, we paid Mr. Miller an annual fee of $25,000 to serve as a director (in addition to the fees described under “Management — Directors’ Compensation”).

      Steven Francis, our President and Chief Executive Officer, a director and stockholder, owned a minority interest in AMN Healthcare, Inc., our primary operating subsidiary, until October 1999. Prior to our

November 1999 recapitalization, Steven Francis exchanged his shares of our subsidiary for shares of our common stock, eliminating this minority ownership interest.

      In June 2000, we issued shares to an affiliate of Steven Francis as consideration for an aggregate capital contribution of $0.6 million in connection with our acquisition of NursesRx.

Registration Rights

      In consideration for approving amendments to our certificate of incorporation and by-laws necessary to complete our initial public offering and amending their existing registration rights so that we may have a uniform set of registration rights, we entered into a registration rights agreement with the HWP stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust upon the completion of our initial public offering. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the HWP stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at certain times, and BancAmerica Capital Investors may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after one year following our initial public offering. The HWP stockholders may demand five registrations and BancAmerica Capital Investors may demand one registration, in each case so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the HWP stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. BancAmerica Capital Investors, Steven Francis and the Francis Family Trust are entitled to piggyback registration rights with respect to any registration request made by the HWP stockholders, and the HWP Stockholders, Steven Francis and the Francis Family Trust are entitled to piggyback registration rights with respect to the registration request made by BancAmerica Capital Investors. If the registration requested by the HWP stockholders or BancAmerica Capital Investors is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the HWP stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by stockholders other than the HWP stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by the Company.

      In addition, upon our initial public offering the HWP stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust were granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the Company for its own account and (ii) second, shares offered by the stockholders (pro rata, based on their respective ownership of our common equity). We are filing a registration statement, of which this prospectus is a part, in response to a demand registration request made by the HWP stockholders. BancAmerica Capital Investors, Steven Francis and the Francis Family Trust are exercising their rights to piggyback on the HWP stockholders’ demand registration in connection with this offering.

      In connection with this offering, and the other registrations described above, we will agree to indemnify the HWP stockholders, BancAmerica Capital Investors, Steven Francis and the Francis Family Trust. In addition, in this offering we will bear all fees, costs and expenses (except for selling stockholder legal fees and underwriting discounts and selling commissions) of these and the other selling stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table summarizes certain information as of May 10, 2002 as to the beneficial ownership of our outstanding common stock by:

•	each person or group known to us to be the beneficial owner of more than 5% of our common stock;

•	our chief executive officer;

•	each of our other executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each other selling stockholder participating in this offering.

      Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options, but are not deemed outstanding for computing the percentage of any other person. Applicable percentage ownership in the following table is based on 42,637,554 shares of common stock outstanding. Unless otherwise indicated, the address of each of the named individuals is c/o AMN Healthcare Services, Inc., 12235 El Camino Real, Suite 200, San Diego, CA 92130.

				Percentage of
				Outstanding Shares

	Number of Shares		Number of Shares	Before
	Beneficially Owned	Shares	Beneficially Owned	the	After the
Name	Prior to Offering	Offered	After the Offering	Offering	Offering

Robert Haas (1)	26,427,048	—	18,249,087	62.0%	42.8%
HWH Capital Partners, L.P.	12,286,696	3,802,169	8,484,527	28.8%	19.9%
HWH Nightingale Partners, L.P.	9,418,313	2,914,537	6,503,776	22.1%	15.3%
HWP Nightingale Partners II, L.P.	3,395,621	1,050,789	2,344,832	8.0%	5.5%
HWP Capital Partners II, L.P.	1,326,418	410,466	915,952	3.1%	2.1%
BancAmerica Capital Investors SBIC I, L.P. (2)	2,885,403	892,900	1,992,503	6.8%	4.7%
Steven Francis (3)	2,413,532	—	1,913,532	5.5%	4.4%
The Francis Family Trust dated May 24, 1996, as amended (4)	1,214,422	500,000	714,422	2.8%	1.7%
William Miller III (5)	262,897	81,355	181,542	*	*
Douglas Wheat (6)	—	—	—	—	—
Michael Gallagher (7)	—	—	—	—	—
Andrew Stern (8)	—	—	—	—	—
Susan Nowakowski (9)	300,840	82,600	218,240	*	*
Donald Myll (10)	117,801	45,880	71,921	*	*
Marcia Faller (11)	199,536	57,351	142,185	*	*
Beth Machado (12)	199,536	57,351	142,185	*	*
Diane Stumph (13)	200,136	57,351	142,785	*	*
Stephen Wehn (14)	159,542	47,251	112,391	*	*
All directors and executive officers as a group (15)	29,522,118	8,887,796	20,634,322	66.9%	46.8%

*	Less than 1%

(1)	Represents shares held by the following entities:

•	12,286,696 shares held by HWH Capital Partners, L.P.

•	9,418,313 shares held by HWH Nightingale Partners, L.P.

•	3,395,621 shares held by HWP Nightingale Partners II, L.P.

•	1,326,418 shares held by HWP Capital Partners II, L.P.

The ultimate general partner of each of these limited partnerships is either a limited liability company or a corporation, in each case controlled by Mr. Haas. By virtue of his control over each such limited liability company and corporation, Mr. Haas has sole voting and dispositive power over these 26,427,048 shares. HWH Capital Partners, L.P., HWH Nightingale Partners, L.P., HWP Nightingale Partners II, L.P. and HWP Capital Partners II, L.P. have granted to the underwriters an option to purchase an additional 270,954, 207,699, 74,883 and 29,251 shares of common stock, respectively. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, HWH Capital Partners, L.P., HWH Nightingale Partners, L.P., HWP Nightingale Partners II, L.P., HWP Capital Partners II, L.P. and Mr. Haas will beneficially own approximately 19.1%, 14.6%, 5.3%, 2.1% and 41.1% of our common stock after the offering, respectively. The address of Mr. Haas and each of the limited partnerships listed above is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

(2)	BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership, holds 2,885,403 shares of our common stock. BancAmerica Capital Investors SBIC I, L.P. has granted to the underwriters an option to purchase an additional 63,631 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, BancAmerica Capital Investors SBIC I, L.P. will beneficially own approximately 4.5% of our common stock after the offering. The address of BancAmerica Capital Investors SBIC I, L.P. is 100 North Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

(3)	Includes 1,214,422 shares owned by the Francis Family Trust dated May 24, 1996, as amended, of which Mr. Francis and his wife, Gayle Francis, are each Trustees, and 2,400 shares held in the aggregate by the children of Mr. Francis in custodial accounts under the control of Mr. Francis and Gayle Francis. As a result, he has investment power over these shares and is therefore deemed to have beneficial ownership of these shares. Also includes 1,196,610 shares deemed to be beneficially owned by reason of Mr. Francis’ right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding stock options.

(4)	The Francis Family Trust dated May 24, 1996, as amended, has granted to the underwriters an option to purchase an additional 500,000 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, it and Steven Francis will beneficially own less than 1% and 3.2% of our common stock after the offering, respectively.

(5)	Mr. Miller has granted to the underwriters an option to purchase an additional 5,798 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, he will beneficially own less than 1% of our common stock after the offering. Mr. Miller’s address is c/o Health Management Systems, Inc., 2100 McKinney, Suite 1801, Dallas, Texas 75201.

(6)	Mr. Wheat’s address is c/o Haas Wheat & Partners, L.P., 300 Crescent Court, Suite 1700, Dallas, Texas 75201.

(7)	Mr. Gallagher’s address is c/o Playtex Products, Inc., 300 Nyala Farms Road, Westport, Connecticut 06880.

(8)	Mr. Stern’s address is c/o Sunwest Communications, Inc., 5956 Sherry Lane, Dallas, Texas 75225.

(9)	Includes 300,540 shares deemed to be beneficially owned by Ms. Nowakowski by reason of her right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding stock options, of which 82,600 options are assumed to be exercised for the purposes of this prospectus. Ms. Nowakowski has granted to the underwriters an option to purchase an additional 82,600 shares of common stock. If the underwriters’ overallotment option is exercised in full with respect to all selling stockholders, Ms. Nowakowski will beneficially own less than 1% of our common stock after the offering.

(10)	Includes 114,701 shares deemed to be beneficially owned by Mr. Myll by reason of his right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding stock options, of which 45,880 options are assumed to be exercised for purposes of this prospectus. Mr. Myll has granted to the underwriters an option to purchase an additional 45,880 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, he will beneficially own less than 1% of our common stock after the offering.

(11)	Includes 199,536 shares deemed to be beneficially owned by Ms. Faller by reason of her right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding stock options, of which 57,351 options are assumed to be exercised for purposes of this prospectus. Ms. Faller has granted to the underwriters an option to purchase an additional 57,351 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Ms. Faller will beneficially own less than 1% of our common stock after the offering.

(12)	Includes 199,536 shares deemed to be beneficially owned by Ms. Machado by reason of her right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding stock options, of which 57,351 options are assumed to be exercised for purposes of this prospectus. Ms. Machado has granted to the underwriters an option to purchase an additional 57,351 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Ms. Machado will beneficially own less than 1% of our common stock after the offering.

(13)	Includes 199,536 shares deemed to be beneficially owned by Ms. Stumph by reason of her right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding options, of which 57,351 options are assumed to be exercised for purposes of this prospectus. Ms. Stumph has granted to the underwriters an option to purchase an additional 57,351 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Ms. Stumph will beneficially own less than 1% of our common stock after the offering.

(14)	Includes 400 shares held in the aggregate by the children of Mr. Wehn in custodial accounts under his control. Includes 159,142 shares deemed to be beneficially owned by Mr. Wehn by reason of his right to acquire such shares within 60 days of May 10, 2002 through the exercise of outstanding options, of which 47,251 options are deemed to be exercised for purposes of this prospectus. Mr. Wehn has granted to the underwriters an option to purchase an additional 47,251 shares of common stock. If the underwriters’ over-allotment option is exercised in full with respect to all selling stockholders, Mr. Wehn will beneficially own less than 1% of our common stock after the offering.

(15)	The percentage of outstanding shares owned includes 26,427,048 shares owned by the HWP stockholders, 1,214,422 shares owned by the Francis Family Trust dated May 24, 1996, as amended, and 1,611,850 shares of common stock deemed to be beneficially owned by our executive officers by reason of their right to acquire such shares within 60 days of May 10, 2002.

     In the event that the underwriters do not fully exercise the over-allotment option granted to them by the selling stockholders, the shares of common stock to be sold in the over-allotment shall include: first, the shares of common stock to be sold by Francis Family Trust dated May 24, 1996, as amended, as set forth in note (4) above; next, the shares of common stock to be sold by Ms. Nowakowski, Mr. Myll, Ms. Faller, Ms. Machado, Mr. Stumph and Mr. Wehn, as set forth in notes (9), (10), (11), (12), (13) and (14) above, pro rata among these stockholders; and last, the shares of common stock to be sold by the each of the HWP stockholders, BancAmerica Capital Investors SBIC I, L.P. and William Miller III, as set forth in notes (1), (2) and (5) above, pro rata among these stockholders.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock currently consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. After consummation of this offering, we expect to have 42,637,554 shares of common stock and no shares of preferred stock outstanding.

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which may be issued in the future.

Preferred Stock

      Our preferred stock may be issued from time to time in one or more series. Our board is authorized to fix the dividend rights, dividend rates, any conversion rights or right of exchange, any voting rights, rights and terms of redemption, the redemption price or prices, the payments in the event of liquidation, and any other rights, preferences, privileges, and restrictions of any series of preferred stock and the number of shares constituting such series and their designation. We have no present plans to issue any shares of preferred stock.

      Depending upon the rights of such preferred stock, the issuance of preferred stock could have an adverse effect on holders of our common stock by delaying or preventing a change in control, adversely affecting the voting power of the holders of common stock, including the loss of voting control to others, making removal of the present management more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of common stock. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

      The provisions of our certificate of incorporation and by-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

  Directors’ Liability; Indemnification of Directors and Officers

      Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

      This provision does not limit or eliminate our rights or those of any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws provide that we indemnify each director and the officers, employees, and agents determined by our board to the fullest extent provided by the laws of the State of Delaware.

  Special Meetings of Stockholders

      Our by-laws provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

  Advance Notice Requirements For Stockholder Proposals and Director Nominations

      Our by-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics at stockholders’ meetings.

      Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or the directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 60 days nor more than 130 days prior to the first anniversary of the date on which we mailed our proxy materials for the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 30 days, from the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be received not earlier than the 130th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 130 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

  Anti-Takeover Provisions of Delaware Law

      In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our certificate of incorporation, we have opted out of the provisions of Section 203.

Transfer Agent And Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

CERTAIN U.S. FEDERAL TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

      The following discussion sets forth the opinion of Paul, Weiss, Rifkind, Wharton & Garrison with respect to the expected material United States federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” We assume in this discussion that you will hold our common stock issued in this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as currently amended. This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not address the tax treatment of special classes of non-U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding our common stock as part of a hedging or conversion transaction or as part of a “straddle,” or U.S. expatriates. Our discussion is based on current provisions of the Internal Revenue Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Furthermore, this discussion does not give a detailed discussion of any state, local or foreign tax considerations. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

      For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If dividends are paid on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty and we have received proper certification of the application of such income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

      A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common stock or (ii) the 5-year period ending on the date you dispose of our common stock and, assuming that our common stock is regularly traded on an established securities market for tax purposes, the non-U.S. holder held, directly or indirectly, at any time within the five-year period preceding such disposition more than 5% of such regularly traded common stock.

      We believe that we are not currently and do not anticipate becoming a USRPHC. However, since the determination of USRPHC status in the future will be based upon the composition of our assets from time to time and there are uncertainties in the application of certain relevant rules, there can be no assurance that we will not become a USRPHC in the future.

      Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed. In addition, if any such gain is taxable because we are or were a USRPHC, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. Federal Estate Taxes

      Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

      A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person as described above in order to avoid backup withholding tax requirements with respect to our payments of dividends on our common stock. Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has certain enumerated connections with the U.S., the proceeds from such disposition generally will be reported to the IRS (but not reduced by backup withholding) unless certain conditions are met.

      Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

      The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

SHARES ELIGIBLE FOR FUTURE SALE

      We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a sale of our securities.

Sale of Restricted Shares

      As of May 10, 2002, we had an aggregate of 42,637,554 outstanding shares of common stock, excluding 6,095,891 shares underlying outstanding options. Of these shares, the 11,500,000 shares sold in our initial public offering and the 10,000,000 shares sold in this offering (or 11,500,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately 19,150,951 of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k) or any other applicable exemption under the Securities Act.

      In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. Any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Lock-Up Agreements

      The selling stockholders and our executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of common stock or any security convertible into or exchangeable for common stock for a period of 180 days from the date of this prospectus without the prior written consent of Banc of America Securities LLC, subject to certain exceptions. Immediately following this offering, stockholders subject to lockup agreements will hold 21,144,454 shares, representing approximately 50% of the then outstanding shares of common stock, or approximately 47% if the underwriters’ over-allotment option is exercised in full.

      We have agreed not to issue, sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus. We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing stock option plans and we may issue or sell common stock in connection with an acquisition or business combination as long as the acquiror of such common stock agrees in writing to be bound by the obligations and restrictions of our lock-up agreement.

Stock Options

      As of May 10, 2002, options to purchase 6,095,891 shares of common stock granted to some of our directors and employees will be outstanding, of which 2,021,817 are currently exercisable or exercisable within 60 days of May 10, 2002. Of the shares underlying these outstanding options, 5,722,665 are subject to the lock-up agreements described above restricting their sale for a period of 180 days after the date of this prospectus. In November 2001 in connection with our initial public offering, we filed a registration statement under the Securities Act to register shares of common stock issuable upon the exercise of stock options granted under our stock option plans. Except as limited by the lock-up agreements described above and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market.

Registration Rights

      We have granted registration rights to certain of our stockholders who, after this offering, will hold approximately 23,922,561 shares in the aggregate (including shares issuable upon the exercise of outstanding options). Under certain circumstances, some of these stockholders can require us to file registration statements that permit them to re-sell their shares. For more information, see “Related Party Transactions — Registration Rights Agreements.”

UNDERWRITING

      The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, J.P. Morgan Securities Inc., UBS Warburg LLC, SunTrust Capital Markets, Inc. and Wells Fargo Securities, LLC are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriter	Shares

Banc of America Securities LLC
J.P. Morgan Securities Inc.
UBS Warburg LLC
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC

Total	10,000,000

      The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $     per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $     per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the right to reject orders in whole or in part.

      The underwriters have an option to buy up to 1,500,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling
Stockholders

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      We and the selling stockholders have entered into lock-up agreements with the underwriters. Under those agreements, we and those persons may not dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock unless permitted to do so by Banc of America Securities LLC. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

      We and the selling stockholders will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

      In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

      The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter-market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by this prospectus.

      Some of the underwriters or their affiliates have from time to time provided investment banking, financial advisory and lending services to us and our affiliates in the ordinary course of business for which they have received customary fees, and they may continue to do so.

      Banc of America Securities LLC is an affiliate of Bank of America, N.A., which is the agent and a lender under our existing credit facility, and BancAmerica Capital Investors SBIC I, L.P., one of the selling stockholders. Following this offering, BancAmerica Capital Investors will own approximately 4.7% of our common stock. BancAmerica Capital Investors is also party to a registration rights agreement with us. See “Related Party Transactions.” In addition, affiliates of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC hold limited partnership interests in certain HWP stockholders.

LEGAL MATTERS

      Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York will pass on the validity of the common stock offered by this prospectus for us. Latham & Watkins, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison has represented the HWP stockholders from time to time and Latham & Watkins has represented us and our senior management from time to time.

EXPERTS

      The consolidated financial statements and schedule of AMN Healthcare Services, Inc. and subsidiaries as of December 31, 1999, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Preferred Healthcare Staffing, Inc. as of December 31, 1999 and November 30, 2000 and for the years ended December 31, 1998 and 1999 and the eleven months ended November 30, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of O’Grady-Peyton International (USA), Inc. as of December 31, 1999 and 2000 and for each of the years in the two-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Healthcare Resource Management Corporation as of December 31, 2000 and 2001 and for each of the years in the two-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGE OF ACCOUNTANTS

      In February 2000, in connection with our recapitalization, our board of directors elected to change our independent auditors from Deloitte & Touche LLP to KPMG LLP. In connection with Deloitte & Touche LLP’s audit of the financial statements for the year ended December 31, 1998, there were no disagreements with Deloitte & Touche LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, nor any reportable events. Deloitte & Touche LLP’s report on our financial statements for the year ended December 31, 1998 contained no adverse opinions or disclaimers of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles. We have provided Deloitte & Touche LLP with a copy of the disclosure contained in this section of the prospectus. Prior to retaining KPMG LLP, we did not consult with KPMG LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act and in accordance therewith file reports and other information with the Securities and Exchange Commission. We have filed a Registration Statement on Form S-1 with the Commission relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information.

References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the Commission at the Commission’s public reference room in Washington, D.C. and at the Commission’s regional offices. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the Commission. The website’s address is www.sec.gov.

AMN HEALTHCARE SERVICES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2000 and 2001 and March 31, 2002 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
PREFERRED HEALTHCARE STAFFING, INC.
Independent Auditors’ Report	F-27
Balance Sheets as of December 31, 1999 and November 30, 2000	F-28
Statements of Operations for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000	F-29
Statements of Shareholder’s Equity for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000	F-30
Consolidated Statements of Cash Flows for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000	F-31
Notes to Financial Statements	F-32
O’GRADY-PEYTON INTERNATIONAL (USA), INC.
Independent Auditors’ Report	F-38
Consolidated Balance Sheets as of December 31, 1999 and 2000 and March 31, 2001 (unaudited)	F-39
Consolidated Statements of Income for the years ended December 31, 1999 and 2000 and three months ended March 31, 2000 and 2001 (unaudited)	F-40
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 1999 and 2000 and three months ended March 31, 2001 (unaudited)	F-41
Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 2000 and three months ended March 31, 2000 and 2001 (unaudited)	F-42
Notes to Consolidated Financial Statements	F-43
HEALTHCARE RESOURCE MANAGEMENT CORPORATION
Independent Auditors’ Report	F-47
Balance Sheets as of December 31, 2000 and 2001 and March 31, 2002 (unaudited)	F-48
Statements of Income for the years ended December 31, 2000 and 2001 and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-49
Statements of Stockholders’ Equity for the years ended December 31, 2000 and 2001 and for the three months ended March 31, 2002 (unaudited)	F-50
Statements of Cash Flows for the years ended December 31, 2000 and 2001 and for the three months ended March 31, 2001 (unaudited) and 2002 (unaudited)	F-51
Notes to Consolidated Financial Statements	F-52

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

AMN Healthcare Services, Inc.:

      We have audited the accompanying consolidated balance sheets of AMN Healthcare Services, Inc. and subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMN Healthcare Services, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Diego, California

February 12, 2002, except
as to Note 13, which is
as of April 23, 2002

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	December 31,	December 31,	March 31,
	2000	2001	2002

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$546	$15,654	$25,288
Short-term held-to-maturity investments	—	16,314	12,166
Accounts receivable, net	63,401	105,416	125,517
Income taxes receivable	—	4,803	—
Prepaid expenses	2,973	7,810	8,493
Other current assets	1,839	1,943	2,327

Total current assets	68,759	151,940	173,791
Fixed assets, net	5,006	7,713	7,996
Deferred income taxes, net	10,565	19,406	19,385
Deposits	102	617	306
Goodwill, net	118,423	127,752	127,752
Other intangibles, net	6,555	1,501	1,391

Total assets	$209,410	$308,929	$330,621

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$556	$1,643	$3,069
Accounts payable and accrued expenses	2,431	5,625	7,373
Accrued compensation and benefits	11,017	23,965	28,632
Income taxes payable	1,745	—	2,473
Due to former shareholder	342	—	—
Current portion of notes payable	7,500	—	—
Other current liabilities	1,019	4,229	4,229

Total current liabilities	24,610	35,462	45,776
Notes payable, less current portion	115,389	—	—
Other long-term liabilities	2,341	1,562	1,608

Total liabilities	142,340	37,024	47,384

Stockholders’ equity:
Common stock, $.01 par value; 200,000 shares authorized; 28,835, 42,290, and 42,290 shares issued and outstanding at December 31, 2000 and 2001, and March 31, 2002 (unaudited), respectively	288	423	423
Additional paid-in capital	136,735	345,821	345,976
Accumulated deficit	(69,953)	(74,339)	(63,162)

Total stockholders’ equity	67,070	271,905	283,237

Commitments and contingencies
Total liabilities and stockholders’ equity	$209,410	$308,929	$330,621

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

				Three Months Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Revenue	$146,514	$230,766	$517,794	$103,048	$173,956
Cost of revenue	111,784	170,608	388,284	77,919	131,753

Gross profit	34,730	60,158	129,510	25,129	42,203

Expenses:
Selling, general and administrative, excluding non-cash stock-based compensation	20,677	30,728	71,483	13,813	22,725
Non-cash stock-based compensation	—	22,379	31,881	4,365	218
Amortization	1,721	2,387	5,562	1,306	82
Depreciation	325	916	2,151	413	691
Transaction costs	12,404	1,500	1,955	—	—

Total expenses	35,127	57,910	113,032	19,897	23,716

Income (loss) from operations	(397)	2,248	16,478	5,232	18,487
Interest (income) expense, net	4,030	10,006	13,933	4,325	(142)

Income (loss) before minority interest, income taxes, and extraordinary item	(4,427)	(7,758)	2,545	907	18,629
Minority interest in earnings of subsidiary	(1,325)	—	—	—	—
Income tax expense (benefit)	(872)	(2,560)	1,476	471	7,452

Income (loss) before extraordinary item	(4,880)	(5,198)	1,069	436	11,177
Extraordinary loss on extinguishment of debt, net of income tax benefit of $427, $0 and $2,810, respectively	(730)	—	(5,455)	—	—

Net income (loss)	$(5,610)	$(5,198)	$(4,386)	$436	$11,177

Basic net income (loss) per common share:
Income (loss) before extraordinary item	$(0.23)	$(0.23)	$0.04	$0.02	$0.26
Extraordinary loss	(0.03)	—	(0.18)	—	—

Basic net income (loss) per common share	$(0.26)	$(0.23)	$(0.14)	$0.02	$0.26

Diluted net income (loss) per common share:
Income (loss) before extraordinary item	$(0.23)	$(0.23)	$0.04	$0.01	$0.24
Extraordinary loss	(0.03)	—	(0.18)	—	—

Diluted net income (loss) per common share	$(0.26)	$(0.23)	$(0.14)	$0.01	$0.24

Weighted average common shares outstanding:
Basic	21,715	22,497	30,641	28,835	42,290

Diluted	21,715	22,497	30,641	31,431	46,991

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 1999, 2000 and 2001 and
for the three months ended March 31, 2002 (unaudited)
(In thousands)

				Retained	Accumulated
	Common Stock		Additional	Earnings	Other
			Paid-in	(Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit)	Income (Loss)	Total

Balance, December 31, 1998	21,451	$214	$17,684	$1,579	$—	$19,477
Repurchase of common stock	(21,187)	(212)	(19,143)	(62,915)	—	(82,270)
Issuance of common stock in exchange for minority interest	4,464	45	1,537	2,191	—	3,773
Issuance of common stock	15,647	157	59,362	—	—	59,519
Issuance of warrants	—	—	3,000	—	—	3,000
Net loss	—	—	—	(5,610)	—	(5,610)

Balance, December 31, 1999	20,375	204	62,440	(64,755)	—	(2,111)
Issuance of common stock	8,460	84	51,916	—	—	52,000
Stock-based compensation	—	—	22,379	—	—	22,379
Net loss	—	—	—	(5,198)	—	(5,198)

Balance, December 31, 2000	28,835	288	136,735	(69,953)	—	67,070
Stock-based compensation	—	—	31,881	—	—	31,881
Issuance of common stock for cash, net of issuance costs	11,500	115	177,225	—	—	177,340
Cashless exercise of warrants	1,955	20	(20)	—	—	—
Comprehensive income (loss):
SFAS No. 133 (derivatives) transition adjustment	—	—	—	—	(589)	(589)
Amortization of SFAS No. 133 transition adjustment	—	—	—	—	123	123
Realized loss for termination of derivative instruments	—	—	—	—	466	466
Net loss	—	—	—	(4,386)	—	(4,386)

Total comprehensive loss						(4,386)

Balance, December 31, 2001	42,290	423	345,821	(74,339)	—	271,905
Costs of issuance of initial public offering (unaudited)	—	—	(63)	—	—	(63)
Non-cash stock-based compensation (unaudited)	—	—	218	—	—	218
Net income (unaudited)	—	—	—	11,177	—	11,177

Balance, March 31, 2002 (unaudited)	42,290	$423	$345,976	$(63,162)	$—	$283,237

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Three Months
				Ended
	Years Ended December 31,			March 31,

	1999	2000	2001	2001	2002

				(unaudited)
Cash flows from operating activities:

Net income (loss)	$(5,610)	$(5,198)	$(4,386)	$436	$11,177
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,046	3,303	7,713	1,719	773
Minority interest in earnings of subsidiary	1,325	—	—	—	—
Extraordinary loss on extinguishment of debt	1,157	—	6,996	—	—
Provision for bad debts	260	435	2,906	520	865
Noncash interest expense	633	4,188	4,381	648	86
Deferred income taxes	(1,196)	(9,727)	(8,649)	(2,408)	21
Non-cash stock-based compensation	—	22,379	31,881	4,365	218
Loss (gain) on disposal or sale of fixed assets	1	17	(2)	—	—
Changes in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(7,847)	(23,572)	(39,482)	(5,386)	(20,966)
Income taxes receivable and other current assets	(2,976)	1,921	(4,668)	(1,101)	3,736
Deposits	(36)	(63)	(515)	(10)	311
Accounts payable and accrued expenses	(232)	68	2,652	1,442	1,748
Accrued compensation and benefits	1,195	3,772	11,700	1,812	4,667
Income taxes payable	—	1,745	(7,548)	1,242	2,473
Due to former shareholder	1,676	(1,334)	(342)	(342)	—
Other liabilities	42	480	(958)	15	9

Net cash provided by (used in) operating activities	(9,562)	(1,586)	1,679	2,952	5,118

Cash flows from investing activities:
Purchase of short-term held-to-maturity investments	—	—	(16,314)	—	4,148
Purchase of fixed assets	(1,656)	(2,350)	(4,497)	(1,019)	(948)
Acquisitions, including acquisition costs	—	(91,793)	(12,971)

Net cash provided by (used in) investing activities	(1,656)	(94,143)	(33,782)	(1,019)	3,200

Cash flows from financing activities:
Capital lease repayments	—	(18)	(94)	(13)	(30)
Proceeds from issuance of notes payable	76,675	48,180	18,000	—	—
Payment of financing costs	(5,338)	(1,405)	(1,261)	—	(17)
Payments on notes payable	(37,596)	(2,500)	(147,861)	(2,029)	—
Repurchase of common stock	(82,270)	—	—	—	—
Proceeds from issuance of common stock, net of issuance costs	59,519	52,000	177,340	—	(63)
Change in bank overdraft, net of effects of acquisitions	(157)	(485)	1,087	1,094	1,426

Net cash provided by (used in) financing activities	10,833	95,772	47,211	(948)	1,316

Net increase (decrease) in cash and cash equivalents	(385)	43	15,108	985	9,634
Cash and cash equivalents at beginning of period	888	503	546	546	15,654

Cash and cash equivalents at end of period	$503	$546	$15,654	$1,531	$25,288

Supplemental disclosures of cash flow information:
Cash paid for interest (net of $36, $58, $69 capitalized in 1999, 2000 and 2001, respectively and $21 and $0 capitalized in the first three months of 2001 and 2002, respectively)	$3,269	$5,853	$10,149	2,462	62

Cash paid for income taxes	$2,723	$4,640	$14,054	$1,638	$326

Supplemental disclosures of noncash investing and financing activities:
Common stock issued in exchange for minority interest	$3,773	$—	$—	$—	$—

Accrued interest on notes payable converted to notes payable	$273	$2,544	$2,116	$685	$—

Fixed assets obtained through capital leases	$—	$109	$142	$0	$26

Fair value of assets acquired in acquisitions, net of cash received	$—	$16,644	$6,120	$—	$—
Goodwill	—	81,315	14,579	—	—
Noncompete covenants	—	1,036	200	—	—
Liabilities assumed	—	(4,693)	(4,787)	—	—
Earnout provision accrual	—	—	(3,141)	—	—
Present value of deferred purchase payments	—	(2,509)	—	—	—

Net cash paid for acquisitions	$—	$91,793	$12,971	$—	$—

See accompanying notes to consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999, 2000, and 2001

(1) Summary of Significant Accounting Policies

  (a) General

      On April 19, 2001, AMN Holdings, Inc. changed its name to AMN Healthcare Services, Inc. (Services). Services was incorporated in Delaware on November 10, 1997. On December 4, 1997, Services acquired 80% of the outstanding common stock of AMN Healthcare, Inc. (AMN). On November 18, 1998, AMN purchased 100% of Medical Express, Inc. (MedEx). Pursuant to a share exchange completed on October 18, 1999, AMN became a wholly owned subsidiary of Services. On June 28, 2000, AMN purchased 100% of Nurses RX, Inc. (NRx). On November 28, 2000, AMN purchased 100% of Preferred Healthcare Staffing, Inc. (PHS). On May 1, 2001, AMN purchased 100% of O’Grady-Peyton International (USA), Inc. (OGP). On July 1, 2001, MedEx and PHS were collapsed into AMN. Also on July 1, 2001, NRx changed its name to Worldview Healthcare, Inc. (Worldview). Services, AMN, Worldview and OGP collectively are referred to herein as the Company. The Company recruits nurses and allied health professionals and places them on temporary assignments at hospitals and other healthcare facilities throughout the United States.

  (b) Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of Services, AMN, Worldview and OGP. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Interim Financial Information (unaudited)

      The interim financial statements of the Company as of March 31, 2002 and for the three months ended March 31, 2001 and March 31, 2002 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). The unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited statements reflect all adjustments necessary to present fairly the results of its operations and its cash flows for the three months ended March 31, 2001 and March 31, 2002.

  (d) Minority Interest

      On October 18, 1999, the minority stockholder of AMN exchanged its shares of AMN for shares of Services resulting in the elimination of the minority interest in AMN and the consolidation of all of the AMN shareholder interests in the Services shareholder group. Services’ only asset was its investment in AMN, and no other assets or consideration was exchanged in this transaction. The relative ownership interests in Services and AMN before and after this event remained the same. Following this exchange, AMN became a wholly owned subsidiary. The exchange of shares was accounted for at historical cost and purchase accounting was not applied. The assets, liabilities and earnings of AMN and its subsidiary, MedEx, are consolidated in the accompanying financial statements, and the ownership interests of the minority stockholder of AMN is reported as minority interest through October 18, 1999.

  (e) Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include currency on hand, deposits with financial institutions and highly liquid investments. At December 31, 2000 and 2001, the Company had $434,000 and $6,785,000,

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respectively, in deposits with major financial institutions that exceeded the federally insured limit of $100,000.

  (f) Short-Term Held-to-Maturity Investments

      The Company invests in highly liquid instruments with strong credit ratings. Investments with a maturity greater than three months, but less than one year, at the time of purchase are considered to be short-term investments. All short-term investments are classified as held-to-maturity because the Company has the ability and intent to hold the securities until maturity. Held-to-maturity securities are stated at amortized cost. Premiums and discounts are amortized or accreted over the life of the related held to maturity investment as adjustments to yield using the effective interest rate method.

  (g) Fixed Assets

      Furniture, equipment, leasehold improvements and software are stated at cost. Equipment acquired under capital leases are stated at the present value of the future minimum lease payments. Additions and improvements are capitalized and maintenance and repairs are expensed when incurred. Depreciation on furniture, equipment and software is calculated using the straight-line method based on the estimated useful lives of the related assets (generally three to five years). Leasehold improvements and equipment obtained under capital leases are amortized over the shorter of the term of the lease or the useful life. Amortization of equipment obtained under capital leases is included in depreciation in the accompanying consolidated financial statements.

  (h) Goodwill

      The excess of purchase price over the fair value of the net assets of entities acquired is recorded as goodwill. Prior to the adoption of Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets, the Company amortized goodwill on a straight-line basis over the estimated period of future benefit of 25 years. The Company assessed the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life could be recovered through future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, was measured based on the projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. On January 1, 2002, the Company adopted SFAS No. 142 and ceased amortization of goodwill (see Note 1(u)).

  (i) Other Intangibles

      Other intangibles consist of debt issuance costs related to notes payable and the Company’s credit facility, and to non-compete covenants. Debt issuance costs are deferred and amortized to interest expense using the effective interest method over the respective term of the notes and credit facility. Non-compete covenants were recorded as a result of acquisitions and are amortized over the life of the related agreements.

  (j) Concentration of Credit Risk

      The majority of the Company’s business activity is with hospitals located throughout the United States. Credit is extended based on the evaluation of each entity’s financial condition and collateral is generally not required. Credit losses have been within management’s expectations.

  (k) Revenue Recognition

      Revenue is recognized in the period in which services are provided. Provisions for discounts to customers and other adjustments are provided for in the period the related revenue is recorded.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (l) Advertising Expenses

      Advertising costs are expensed as incurred.

  (m) Income Taxes

      The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

  (n) Impairment of Long-Lived Assets

      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (o) Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, short-term held-to-maturity investments, accounts receivable, income taxes receivable, other current assets, deposits, bank overdraft, accounts payable and accrued expenses, accrued compensation and benefits and other current liabilities approximates their respective fair values due to the short-term nature and liquidity of these financial instruments.

  (p) Common Stock Split

      On November 19, 1999, the Company effected a 200-for-1 stock split of its common stock. On October 18, 2001, the Company effected a 43.10849-for-1 stock split of its common stock. All references in the consolidated financial statements to number of shares outstanding, price per share and per share amounts related to Services have been retroactively restated to reflect the stock splits for all periods presented.

  (q) Stock-Based Compensation

      The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 to account for its stock option plans. Under this method, compensation expense for fixed plans is measured on the date of grant only if the then current market price of the underlying stock exceeded the exercise price and is recorded on a straight-line basis over the applicable vesting period. Compensation expense for variable plans is recorded at the end of each reporting period until the related performance criteria is met in accordance with FIN No. 28, and is measured based on the excess of the then current market price of the underlying stock over the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

  (r) Net Income (Loss) per Common Share

      Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities (common stock options and warrants). Net income (loss) and weighted average shares used to compute net income (loss) per share are presented below (in thousands, except per share amounts):

				Three months
	Years ended December 31,			ended March 31,

	1999	2000	2001	2001	2002

				(unaudited)	(unaudited)
Net income (loss)	$(5,610)	$(5,198)	(4,386)	$436	$11,177

Weighted average shares, basic	21,715	22,497	30,641	28,835	42,290
Dilutive effect of stock options	—	—	—	716	4,701
Dilutive effect of warrants	—	—	—	1,880	—

Weighted average shares, dilutive	21,715	22,497	30,641	31,431	46,991

Basic net income (loss) per share	$(0.26)	$(0.23)	$(0.14)	$.02	$.26

Diluted net income (loss) per share	$(0.26)	$(0.23)	$(0.14)	$.01	$0.24

      Options to purchase 5,182,000 and 5,815,000 shares of common stock at December 31, 2000 and 2001, respectively, and warrants to purchase 2,518,000 shares of common stock at December 31, 1999 and 2000 and during the year ended December 31, 2001 were not included in the calculation of diluted net loss per common share because the effect of these instruments was anti-dilutive. There were no outstanding warrants at December 31, 2001.

  (s) Other Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income, establishes rules for the reporting of comprehensive income and its components. The Company’s net income (loss) is the same as total comprehensive income (loss) for the years ended December 31, 1999, 2000 and 2001, and for the three months ended March 31, 2002. Comprehensive loss for the three months ended March 31, 2001 included a $552,000 (unaudited) unrealized loss on derivative instruments.

  (t) Derivative Instruments

      The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending upon the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative instruments to manage the fluctuations in cash flows resulting from interest rate risk on variable-rate debt financing. These instruments include interest swap and cap agreements. The Company does not hold or issue derivative financial instruments for trading purposes. Prior to the adoption of SFAS 133, net gains or losses were recorded monthly on the date earned and were included in interest expense in the consolidated statements of operations. As the Company did not meet the extensive documentation and administration requirements of SFAS 133, the Company determined it did not qualify for hedge accounting treatment on its existing derivatives.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Although the Company’s interest rate swap and cap agreements were designated as cash flow hedges, the Company did not apply hedge accounting treatment. As SFAS 133 requires that all unrealized gains and losses on derivatives not qualifying for hedge accounting be recognized currently through earnings, the Company accounted for all of its interest rate swap and cap agreements in this manner. Upon adoption of SFAS 133 on January 1, 2001, the Company recorded a transition adjustment in the amount of $589,000 to accumulated other comprehensive loss per SFAS 133 transition guidelines, and began amortizing the transition adjustment to interest expense over the term of the related agreements of four years. Of the $589,000 transition adjustment, $123,000 and $37,000 (unaudited) were amortized to interest expense during the year ended December 31, 2001, and during the three months ended March 31, 2001, respectively.

      In November 2001, the Company paid $896,000 to terminate all derivative instrument agreements. The unamortized value of the transition adjustment at the time the derivative instrument agreements were terminated of $466,000 was reclassified from other comprehensive loss to interest expense. The Company recorded a net gain of $140,000 and a net loss of $740,000 (unaudited), through interest expense, on the change in fair value of its interest rate swap and cap contracts during the year ended December 31, 2001 and during the three months ended March 31, 2001, respectively.

  (u) New Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method for all business combinations initiated after June 30, 2001 and provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired.

      The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. Upon adoption of SFAS No. 142, the Company ceased amortization of goodwill and performed the two-step transitional impairment test. SFAS No. 142 requires the impairment test be applied to the relevant “reporting unit” which may differ from the specific entities acquired from which the goodwill arose. Due to the integrated nature of the Company’s operations and lack of differing economic characteristics between the Company’s subsidiaries, the entire Company was determined to be one single reporting unit. Under the provisions of SFAS No. 142, the Company performed the transitional goodwill impairment assessment which resulted in no impairment to the carrying value of goodwill as of January 1, 2002. As of the date of adoption of SFAS No. 142, January 1, 2002, the Company had unamortized goodwill in the amount of $127,752,000 and unamortized identifiable intangible assets acquired in business combinations in the amount of $871,000, and ceased amortizing

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill. The following reconciliation adjusts net income for amortization expense related to goodwill that is no longer amortized under SFAS No. 142, net of tax (in thousands except per share data):

	March 31,

	2001	2002

	(unaudited)
Net income	$436	$11,177
Goodwill amortization, net of tax	593	—

Adjusted net income	$1,029	$11,177

Basic net income per common share:
Net income per common share	$0.02	$0.26
Goodwill amortization per common share	0.02	—

Adjusted net income per common share	$0.04	$0.26

Diluted net income per common share:
Diluted net income per common share	$0.01	$0.24
Diluted goodwill amortization per common share	0.02	—

Adjusted diluted net income per common share	$0.03	$0.24

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. The standard applies to tangible long-lived assets that have a legal obligation associated with their retirement that results from the acquisition, construction or development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the remaining life of the asset. The liability is accreted at the end of each period through charges to operating expense. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not anticipate that the financial impact of this statement will have a material effect on our consolidated financial statements.

      In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS No. 121, including the recognition and measurement of the impairment of long-lived assets to be held and used, and the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion (APB) No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in APB No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not anticipate that the financial impact of this statement will have a material effect on our consolidated financial statements.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (v) Segment Information

      SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. This statement allows aggregation of similar operating segments into a single operating segment if the businesses are considered similar under the criteria of this statement. For all periods presented, the Company believes it operated in a single segment, temporary healthcare staffing.

  (w) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (x) Reclassifications

      Certain amounts in the prior periods’ consolidated financial statements have been reclassified to conform to the current period presentation.

(2) Common Stock Offering

      In November 2001, the Company issued 11,500,000 shares of its common stock (common stock offering) in an initial public offering and raised proceeds of $177,340,000, net of issuance costs. In connection with the common stock offering, the underwriters exercised their over-allotment option representing 1,500,000 shares of the issued common stock. The Company used the net proceeds from the common stock offering for general corporate purposes and included the repayment of indebtedness of $145,182,000 in November 2001 (see Note 7).

(3) Leveraged Recapitalization

      On November 19, 1999, Services consummated a leveraged recapitalization (the 1999 Recapitalization) pursuant to which the Company’s outstanding debt and capital stock were restructured. As part of the 1999 Recapitalization, the Company obtained $70.0 million in new and senior debt financing and $20.0 million in new debt financing through the issuance of senior subordinated notes. The Company also sold 15,647,000 shares to AMN Acquisition Corp. (Acquisition), a newly-formed entity created by the new majority stockholder to effect the 1999 Recapitalization, for cash consideration of $59.5 million. Acquisition acquired an additional 3,413,000 shares directly from existing shareholders for cash consideration of $13.0 million. After the reorganization, Acquisition held 19,060,000 shares of Services, representing a 93.5% ownership interest. Existing stockholders retained shares representing the remaining 6.5% ownership interest in Services. Proceeds from the equity and debt financing were used to retire existing debt, repurchase stock of existing stockholders and pay fees and expenses incurred in connection with the recapitalization. These transactions were recognized as capital and debt transactions with no change to recorded amounts for existing assets and liabilities. On March 29, 2001, AMN Acquisition Corp. was merged into AMN Healthcare Services, Inc.

      In conjunction with the 1999 Recapitalization, the Company incurred the following charges which are included in the 1999 results of operations: (i) an extraordinary loss of $730,000 (net of tax benefit of

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$427,000) from the retirement of debt outstanding prior to the 1999 Recapitalization; and (ii) transaction costs of $12,404,000 comprised of bonus payments and option buyouts of $6,503,000, a warrant buyout of $1,077,000 and professional service fees of $4,824,000 (including the payment of $2,587,000 to the majority stockholder of Services). In addition, the Company incurred $5,050,000 in financing costs, which were recorded as deferred financing costs and amortized over the term of the related debt.

(4) Acquisitions

  (a) AMN

      On December 4, 1997, Services acquired 80% of the outstanding common stock of AMN for total consideration of $33,513,000. The transaction has been accounted for in the accompanying consolidated financial statements using the purchase method of accounting, and the assets and liabilities of AMN were recorded at fair value as of the acquisition date. In connection with this transaction, the Company recorded goodwill of $26,985,000, which is being amortized over 25 years. Also in connection with this transaction, the Company borrowed $25,151,000 from a bank and incurred deferred financing costs totaling $1,084,000, which were being amortized over the life of the loans until the 1999 Recapitalization when they were written off.

      On November 18, 1998, in connection with the acquisition of MedEx, Services acquired an additional 2.77% of AMN for $2,050,000.

  (b) MedEx

      On November 18, 1998, Services acquired 100% of the issued and outstanding stock of MedEx in exchange for 2,638,000 shares of Services common stock valued at $3,448,000 and cash of $16,362,000, for a total purchase price of $19,809,000. The transaction was accounted for using the purchase method of accounting, and the assets and liabilities of MedEx were recorded at fair value as of the acquisition date. In connection with this transaction, the Company recorded goodwill of $15,332,000.

  (c) NRx

      On June 28, 2000, AMN acquired 100% of the issued and outstanding stock of NRx. The acquisition was recorded using the purchase method of accounting. Thus, the results of operations from the acquired assets are included in the Company’s consolidated financial statements from the acquisition date. The purchase price to the former shareholders of NRx included a payment of $16,181,000 in cash and $3,000,000 to be paid in three equal installments of $1,000,000 each on June 29, 2001, June 28, 2002, and June 30, 2003, provided that the terms of the agreement are met. Since the deferred payment in the amount of $3,000,000 is not interest bearing, AMN recorded the present value of the future payments on the date of the acquisition utilizing an interest rate of 9.5%. In June 2001, the Company paid the first installment of $1,000,000. As of December 31, 2001, the present value of the amount due on June 29, 2002 is $955,000 and is included in other current liabilities. As of December 31, 2001, the present value of the amounts due on June 30, 2003 is $876,000 and is included in other long-term liabilities.

      AMN acquired NRx’s assets of $4,239,000, assumed its liabilities of $1,610,000, and recorded goodwill in the amount of $15,484,000. AMN allocated $836,000 of the purchase price to the noncompete covenant, which is being amortized over the four-year life of the covenant. As of December 31, 2000 and 2001, the unamortized cost of the covenant was $730,000 and $521,000, respectively.

  (d) PHS

      On November 28, 2000, AMN acquired 100% of the issued and outstanding stock of PHS. The acquisition was recorded using the purchase method of accounting. Thus, the results of operations from the

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquired assets are included in the Company’s consolidated financial statements from the acquisition date. The purchase price to the former stockholders of PHS included a payment of $75,041,000 in cash (net of cash received), of which $4,000,000 was delivered to an escrow agent on the acquisition date in accordance with the purchase agreement. The funds held in escrow were released to the former shareholder in the amount of $2,000,000 on May 31, 2001 and $2,000,000 on December 31, 2001.

      AMN acquired PHS’s assets of $12,405,000 (net of cash received), assumed its liabilities of $3,083,000, and recorded goodwill in the amount of $65,831,000. AMN allocated $200,000 to the noncompete covenant, which is being amortized over the four-year life of the covenant. As of December 31, 2000 and 2001, the unamortized cost of this covenant was $195,000 and $145,000, respectively.

  (e) OGP

      On May 1, 2001, AMN acquired 100% of the issued and outstanding stock of OGP, a healthcare staffing company specializing in the recruitment of nurses domestically and from English-speaking foreign countries. The acquisition was recorded using the purchase method of accounting. Thus, the results of operations from the acquired assets are included in the Company’s consolidated financial statements from the acquisition date. The purchase price paid to the former stockholders of OGP included a payment of $12,971,000 in cash (net of cash received), and $800,000 which was delivered to an escrow agent on the acquisition date in accordance with the purchase agreement. The funds held in escrow are to be released to the former shareholders on November 1, 2002, provided that terms of the agreement are met. The OGP acquisition was financed by an $18,000,000 term loan bearing interest at a rate of either the higher of (i) the federal funds rate plus 0.5%, (ii) the prime rate plus 2% or (iii) LIBOR plus 3.75%, depending on the composition of the loan. This loan was paid in full in November 2001 with the proceeds from the common stock offering (see Note 7).

      Included in the asset purchase agreement is an earn-out provision whereby AMN agreed to pay the OGP selling stockholders additional consideration contingent on certain annual revenue results of OGP. The Company accrued $3,141,000 for this earn-out provision and has recorded this amount as additional goodwill and other current liabilities as of December 31, 2001. Earn-out payments, if earned, are capped at $5,340,000 and are to be paid in April 2002. There is also additional contingent consideration of up to $2,369,000 dependent upon collection of an outstanding receivable from a customer if received prior to May 2002.

      AMN acquired OGP’s assets of $6,120,000 (net of cash received), assumed its liabilities of $4,787,000, and recorded goodwill in the amount of $14,579,000, including the $3,141,000 earn-out provision accrual. AMN allocated $200,000 of the purchase price to the noncompete agreement, which is being amortized over the four-year life of the agreement. As of December 31, 2001, the unamortized cost of this covenant was $171,000.

  (f) Pro Forma Consolidated Results of Operations

      The following summary presents pro forma consolidated results of operations for the years ended December 31, 1999, 2000, and 2001 as if the NRx, PHS and OGP acquisitions described above had occurred on January 1, 1999. The following unaudited pro forma financial information gives effect to certain adjustments, including the amortization of intangible assets and interest expense on acquisition debt and depreciation on fixed assets. The pro forma financial information is not necessarily indicative of the operating

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results that would have occurred had the acquisitions been consummated as of the dates indicated, nor are they necessarily indicative of future operating results (in thousands, except per share amounts).

	Pro Forma

	Years Ended December 31,

	1999	2000	2001

Revenue	$229,864	$326,355	$528,376
Income from operations	$235	$8,492	$17,547
Income (loss) before extraordinary loss	$(7,822)	$(4,221)	$1,315
Net loss	$(8,553)	$(4,221)	$(4,141)

Loss per share — basic and diluted	$(0.39)	$(0.19)	$(0.14)

Weighted average shares — basic and diluted	21,715	22,497	30,641

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5) Balance Sheet Details

      The consolidated balance sheets detail is as follows as of December 31, 2000 and 2001 (in thousands):

	December 31,

	2000	2001

Accounts receivable, net:
Accounts receivable	$64,331	$108,658
Allowance for doubtful accounts	(930)	(3,242)

Accounts receivable, net	$63,401	$105,416

Fixed assets, net:
Furniture and equipment	$3,538	$6,025
Software	2,798	4,974
Leasehold improvements	432	621

	6,768	11,620
Accumulated depreciation and amortization	(1,762)	(3,907)

Fixed assets, net	$5,006	$7,713

Goodwill, net:
Goodwill	$123,622	$138,204
Accumulated amortization	(5,199)	(10,452)

Goodwill, net	$118,423	$127,752

Other intangibles, net:
Debt issuance costs	$6,742	$633
Non-compete covenants	1,136	1,336

	7,878	1,969
Accumulated amortization	(1,323)	(468)

Other intangibles, net	$6,555	$1,501

Accrued compensation and benefits:
Accrued payroll	$6,915	$11,517
Accrued bonuses	1,285	4,857
Accrued health insurance	767	3,352
Accrued workers compensation	475	2,132
Other	1,575	2,107

Accrued compensation and benefits	$11,017	$23,965

      Included in fixed assets is equipment acquired through capital leases in the amount of $109,000 and $251,000 as of December 31, 2000 and 2001, respectively. Accumulated amortization on these capital leases is $48,000 and $85,000 as of December 31, 2000 and 2001, respectively.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6) Income Taxes

      The provision (benefit) for income taxes for the years ended December 31, 1999, 2000, and 2001 consists of the following (in thousands):

	December 31,

	1999	2000	2001

Current income taxes:
Federal	$(103)	$5,954	$6,032
State	—	1,213	1,475

Total	(103)	7,167	7,507

Deferred income taxes:
Federal	(925)	(8,550)	(7,566)
State	(271)	(1,177)	(1,275)

Total	(1,196)	(9,727)	(8,841)

Provision (benefit) for income taxes, including tax benefit of $427, $0 and $2,810 on extraordinary loss in 1999, 2000 and 2001, respectively	$(1,299)	$(2,560)	$(1,334)

      The Company’s income tax expense (benefit) differs from the amount that would have resulted from applying the federal statutory rate of 35% to pretax income (loss) because of the effect of the following items during the years ended December 31, 1999, 2000, and 2001 (in thousands):

	December 31,

	1999	2000	2001

Tax benefit at federal statutory rate	$(2,418)	$(2,715)	$(2,002)
State taxes, net of federal benefit	(210)	24	130
Nondeductible transaction costs	730	—	—
Minority interest	464	—	—
Interest	—	171	168
Nondeductible amortization	—	—	127
Other, net	135	(40)	243

Income tax benefit	$(1,299)	$(2,560)	$(1,334)

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below as of December 31, 2000, and 2001 (in thousands):

	December 31,

	2000	2001

Deferred tax assets:
Stock compensation	$8,453	$20,402
Debt issuance costs	1,454	—
Interest and warrants	1,026	—
Accrued expenses	461	815
State taxes	425	421
Allowance for doubtful accounts	314	1,221
Other	506	433

Total deferred tax assets	12,639	23,292

Deferred tax liabilities:
Intangibles	(1,232)	(2,601)
Fixed assets, net	(633)	(447)
Other	(209)	(838)

Total deferred tax liabilities	(2,074)	(3,886)

Net deferred tax assets	$10,565	$19,406

      Management believes it is more likely than not that the results of the future operations will generate sufficient taxable income to realize the deferred tax assets and, accordingly, has not provided a valuation allowance.

(7) Notes Payable and Related Derivative Instruments and Credit Agreement

  (a) Notes Payable and Related Derivative Instruments

      All outstanding debt at December 31, 2000 was repaid in full in fiscal 2001. Of the $147,861,000 of payments made on notes payable during fiscal 2001, $145,182,000 was paid with proceeds from the November 2001 common stock offering. In connection with the pay-off of these notes, the Company wrote off the following: $2,054,000 of unamortized discount on senior subordinated notes, $4,894,000 of loans fees and $320,000 of deferred financing costs. The Company also incurred a pre-payment penalty of $997,000 in connection with the extinguishment of debt. These items have been reflected net of tax in the accompanying consolidated statement of operations as an extraordinary loss on extinguishment of debt. The Company had no outstanding debt at December 31, 2001.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Notes payable consisted of the following:

	December 31,

	2000	2001

	(in thousands)
12% Senior subordinated notes issued with attached warrants (see Note 9(b)) due November 19, 2005. Interest payable in cash or through issuance of additional notes	$20,000	$—
12% Senior subordinated notes issued for conversion of accrued interest to notes payable due November 19, 2005.	2,818	—
$20,000,000 Revolver due November 19, 2004 with variable interest rates based on LIBOR, federal funds or the prime lending rate ranging from 8.5% to 11.25%. An unused fee of .5% per annum is due quarterly on the unused Revolver commitment	15,045	—
$50,000,000 Term Loan due in 18 consecutive quarterly installments beginning with a principal payment of $1,250,000 on September 30, 2000.
The quarterly principal payment escalates to $2,500,000 on March 31, 2002 and to $3,750,000 and $4,375,000 on March 31 in the succeeding years, maturing on November 19, 2004. Interest is paid quarterly and varies based on LIBOR plus 2.5% to 3.25%	47,500	—
$32,500,000 Tranche A Acquisition Loan due March 31, 2005, with interest at LIBOR plus 3%. Principal is due in 17 consecutive quarterly installments beginning with a payment of $625,000 on March 31, 2001. The quarterly payment escalates to $1,250,000 on March 31, 2002 until December 31, 2004, with a full payment of $15,000,000 at the maturity date Interest is paid quarterly	32,500	—
$7,500,000 Tranche B Acquisition Loan due March 31, 2005, with interest at LIBOR plus 2.5%. Principal is due at maturity and interest is paid quarterly	7,500	—

Total notes payable	125,363	—
Unamortized discount on senior subordinated notes (See Note 9(b))	(2,474)	—

	122,889	—
Less current portion of notes payable	(7,500)	—

Long-term portion of notes payable	$115,389	$—

      The Company’s outstanding debt instruments at December 31, 2000 were secured by all assets of the Company and the common stock of its subsidiaries.

      During 2000, the Company entered into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. In addition, the Company’s credit agreement required that the Company maintain protection against fluctuations in interest rates providing coverage in an aggregate notional amount equal to $25,000,000. At December 31, 2000, the Company had three interest rate swaps outstanding with major financial institutions that effectively converted variable-rate debt to fixed rate. Two swaps had notional amounts of $25,000,000 each, whereby the Company paid fixed rates of 6.585% and 6.57%, respectively, and received a floating three-month LIBOR. The third swap had a notional amount of $40,000,000, which decreased by $325,000 at the end of each three-month period beginning December 29, 2000. Under this agreement, the Company paid a fixed rate of 6.5% and received a floating three-month LIBOR. All agreements were to expire in December 2001 and no initial investments were made to enter into these agreements. These agreements were terminated in November 2001.

      Effective December 6, 1999, the Company entered into a three-year interest rate cap agreement. The agreement applied to $25,000,000, which was 50% of the term loan outstanding on that date. The agreement provided a 7% interest rate cap on the three-month LIBOR rate. The cost of the agreement of $289,000 was

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in deferred financing costs, and was amortized over the three-year term of the agreement. This agreement was terminated in November 2001.

      In conjunction with the 1999 Recapitalization, $37,412,000 of notes payable were repaid in 1999 with proceeds from the new borrowings. In connection with the early pay-off of these notes, debt issuance costs of $1,157,000 were written off and are reflected net of tax in the accompanying consolidated statements of operations for the year ended December 31, 1999 as an extraordinary loss on extinguishment of debt.

      On January 26, 1998, the Company entered into an interest rate collar agreement with a bank to reduce the impact of changes in interest rates on its floating rate long-term debt. The agreement required the Company to make payments to the bank for the difference between the selected interest rate, based on a three-month LIBOR, and the floor rate as specified in the agreement. In addition, the agreement entitled the Company to receive payments from the bank for the difference between the selected interest rate, based on three-month LIBOR, and the cap rate as specified in the agreement. On November 19, 1999, the Company paid $25,000 to terminate this agreement.

  (b) Credit Agreement

      In November 2001, the Company entered into the Amended and Restated Credit Agreement (Credit Agreement) with various lenders. This credit agreement provides for borrowings up to $50 million under a revolving credit agreement, which includes up to $10 million of borrowings under letter of credit obligations and up to $10 million of borrowings under swingline loans. Borrowings are secured by the Company’s pledged assets of facilities and properties owned or leased and the Company’s capital stock. The revolving credit agreement provides for various interest rates depending on the type of borrowing (5.25%-5.5% at December 31, 2001) and is due quarterly. The revolving credit agreement carries an unused fee of .5% per annum. The letter of credit obligations provides for various interest rates depending on when the type of borrowing is paid off (6.25%-6.5% at December 31, 2001) and is due annually. The swingline loans provides for interest at a base rate (4.75%-5% at December 31, 2001) and is due quarterly. The Company’s amended and restated credit agreement contains a minimum fixed charge coverage ratio, a maximum leverage ratio and other customary covenants. At December 31, 2001, the Company had no borrowings under the credit agreement. The credit agreement expires on November 16, 2004.

(8) Retirement Plans

      The Company maintains the AMN Healthcare Retirement Savings Plan (the AMN Plan), a profit sharing plan that complies with the Internal Revenue Code Section (IRC) 401(k) provisions. The AMN Plan covers substantially all employees that meet certain age and other eligibility requirements. An annual discretionary matching contribution is determined by the Board of Directors each year and may be up to a maximum 6% of eligible compensation paid to all participants during the plan year. The amount of the employer contributions was $213,000, $422,000 and $1,139,000 for the years ended December 31, 1999, 2000 and 2001, respectively. Employees of PHS became eligible under the AMN Plan at the date of acquisition.

      NRx maintained a separate profit sharing plan and OGP maintained a separate salary deferral plan. Both plans complied with the Internal Revenue Code Section 401(k) provisions and covered substantially all employees that met certain age and service requirements. No matches were provided under this plan. Effective January 1, 2001, NRx employees were eligible to participate in the AMN Plan and the NRx plan was terminated. Effective January 1, 2002, OGP employees were eligible to participate in the AMN Plan and the OGP plan was terminated.

      In January 2002, the Company established The Executive Nonqualified Excess Plan of AMN Healthcare, Inc. (the Executive Plan), a deferred compensation plan that replaces the AMN Plan for certain executives and which complies with the IRC 401(k) provisions. The Executive Plan covers employees that meet certain

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

eligibility requirements. An annual discretionary matching contribution will be determined by the Board of Directors each year.

(9)  Stockholders’ Equity

  (a) Stock Option Plans

      In July 2001, the 2001 stock option plan (2001 Plan) was established to provide a means to attract and retain employees. The maximum number of options to be granted under the plan is 2,178,000. Unless the plan is otherwise modified, a maximum of 544,500 options may be granted in any calendar year. Exercise prices will be determined at the time of grant and will be no less than fair market value. The options shall vest and become exercisable in increments of 25% on each of the first four anniversaries of the date of grant. The plan expires on the tenth anniversary of the effective date. At December 31, 2001, 1,545,000 shares of common stock were reserved for future grants related to the 2001 Plan.

      In November 1999, Services established two performance stock option plans (the 1999 Plans) to provide for the grant of options to upper management of AMN. Options for a maximum of 4,040,000 shares of common stock were authorized at an exercise price of $3.80 per option for grants within 120 days of the 1999 Recapitalization and not less than the fair market value in the case of subsequent grants. Options under the plan vest 25% per year beginning in 2000 if certain earnings performance criteria are met and the grantee remains an employee. If the Company does not meet the performance criteria for the particular year, that portion of the option, which was eligible to become vested, will terminate. Options that vest expire in nine to ten years from the grant date. During 2000, options for an additional 1,493,000 shares were reserved under the 1999 Plans. At December 31, 2000 and 2001, 351,000 shares of common stock were reserved for future grants related to the 1999 Plans. Pursuant to the amended provisions of the 1999 Plans, all options previously granted under the 1999 Plans became fully vested upon the November 2001 common stock offering and are exercisable over a four-year term.

      In December 1997, AMN established a stock incentive plan to provide an equity-based incentive plan to certain officers and key employees. Options for a maximum of 10,400,000 shares of common stock were authorized. In conjunction with the 1999 Recapitalization, all options previously granted related to this plan were repurchased by the Company for $3,953,000, which is included in transaction costs for the year ended December 31, 1999 in the accompanying consolidated statements of operations.

      In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion No. 25 and related interpretations in accounting for its 1999 Plans and 2001 Plan. Accordingly, because the 1999 Plans were performance based and certain grants under the 2001 Plan were granted at less than fair market value, the Company recorded compensation expense of $22,379,000 and $31,881,000 in 2000 and 2001, respectively.

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of stock option activity under the 1999 Plans and the 2001 Plan are as follows:

	1999 Plans		2001 Plan

		Weighted-		Weighted-
	Options	Average	Options	Average
	Outstanding	Exercise Price	Outstanding	Exercise Price

Outstanding at December 31, 1998	—	$—	—	$—
Granted	3,636,000	3.80	—	—
Exercised	—	—	—	—
Canceled	—	—	—	—

Outstanding at December 31, 1999	3,636,000	3.80	—	—
Granted	1,546,000	6.30	—	—
Exercised	—	—	—	—
Canceled	—	—	—	—

Outstanding at December 31, 2000	5,182,000	4.55	—	—
Granted	—	—	633,000	9.46
Exercised	—	—	—	—
Canceled	—	—	—	—

Outstanding at December 31, 2001	5,182,000	$4.55	633,000	$9.46

Exercisable at December 31, 2001	—	$—	—	$—

      The following table summarizes options outstanding and exercisable as of December 31, 2001:

		Options Outstanding			Options Exercisable

			Weighted-			Weighted-
			Average	Weighted-		Average	Weighted-
			Remaining	Average		Remaining	Average
	Exercise	Number	Contractual	Exercise	Number	Contractual	Exercise
	Price	Outstanding	Life (Years)	Price	Outstanding	Life (Years)	Price

1999 Plans	$3.80	3,838,000	8	$3.80	—	—	—
	6.68	1,344,000	8	6.68	—	—	—

		5,182,000			—

2001 Plan	$9.09	547,000	9	$9.09	—	—	—
	11.92	86,000	10	11.92	—	—	—

		633,000			—

      Under SFAS No. 123, the weighted average per share fair value of the options granted during 1999, 2000 and 2001 was $0.97, $1.83 and $9.90, respectively, on the date of grant. Fair value under SFAS No. 123 is determined using the Black-Scholes option-pricing model with the following assumptions:

	1999	2000	2001

Expected life	5	5	5
Risk-free interest rate	5.95%	5.30%	4.39%
Volatility	60%	60%	60%
Dividend yield	0%	0%	0%

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Had compensation expense been recognized for stock-based compensation plans in accordance with SFAS No. 123, the Company would have recorded the following net loss and net loss per share amounts (in thousands, except per share amounts):

	1999	2000	2001

Pro forma net loss	$(5,610)	$(4,992)	$(6,645)
Pro forma loss per common share:
Basic and diluted	$(0.26)	$(0.22)	$(0.22)

  (b) Common Stock Warrants

      On November 19, 1999, in connection with the issuance of its $20,000,000 senior subordinated notes, Services issued warrants to purchase 2,518,000 shares of its common stock at $3.80 per share. These warrants were exercisable upon issuance and were to expire at the earlier of a qualified public stock offering, as defined, or November 19, 2009. The fair value of the warrants of $3,000,000 was based upon a third-party valuation and was recorded as a discount to the related senior subordinated notes payable. This discount was amortized to interest expense over the term of the notes using the effective interest method. Discount amortization was $58,000, $468,000 and $420,000 in 1999, 2000 and 2001, respectively. In conjunction with the November 2001 common stock offering, these warrants were converted into 1,955,000 shares of common stock. The warrants were converted using the market value of the stock at the first date of the common stock offering of $17 per share and 563,000 warrants were forfeited in this cashless exercise.

      On December 5, 1997, AMN granted warrants to purchase 19,000 shares of AMN’s common stock, at $12.45 per share, to a bank in connection with certain loans. The warrants were immediately exercisable and were to expire ten years from the date of issuance. In conjunction with the 1999 Recapitalization, these warrants were repurchased by the Company for $1,077,000, which is included in transaction costs for the year ended December 31, 1999 in the accompanying consolidated statements of operations.

  (c) Stockholders’ Agreement

      The stockholders of Services entered into various stockholders’ agreements and a registration rights agreement conferring certain rights and restrictions, including among others: restrictions on transfers of shares, “tag along” and “drag along” rights, rights to acquire shares, and piggyback registration rights, as defined in the agreement. These agreements each terminated upon the November 2001 common stock offering pursuant to the terms of such agreements and were replaced with a single registration rights agreement with similar terms among the same parties.

(10) Related Party Transactions

  (a) Majority stockholder

      During 2000 and 2001, the Company paid an affiliate of the majority stockholders a fee for management advisory services provided to the Company in the amounts of $150,000 and $113,000, respectively, which is included in selling, general and administrative expenses. At the completion of the Company’s common stock offering in November 2001, the Company paid a fee to this affiliate of $1,955,000 and the agreement governing these fees was then terminated. This advisory fee is included as transaction costs for the year ended December 31, 2001 in the accompanying consolidated statement of operations.

      In June 2000, the Company issued shares to a controlling stockholder as consideration for an aggregate capital contribution of $10,061,000 in connection with the Company’s acquisition of NRx. In November 2000, the Company issued shares to this same stockholder as consideration for an aggregate capital contribution of $35,600,000 in connection with the Company’s acquisition of PHS. Also in connection with

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the acquisition of PHS, the Company paid $1,500,000 to an affiliate of the controlling stockholder in exchange for advisory services. This advisory fee is included as transaction costs for the year ended December 31, 2000 in the accompanying consolidated statement of operations.

      In November 1999, the Company paid $3,700,000 to a controlling stockholder to reimburse it for expenses incurred in the Company’s 1999 recapitalization. Also in connection with the Company’s 1999 recapitalization, the Company paid $1,500,000 in advisory fees and $32,000 in out-of-pocket expenses to its previous majority stockholder. These costs are included as transaction costs for the year ended December 31, 1999 in the accompanying consolidated statement of operations.

  (b) Minority stockholders

      In June 2000, the Company issued shares to two minority stockholders as consideration for aggregate capital contributions of $1,320,000 and $619,000 in connection with the acquisition of NRx. In November 2000, the Company issued shares to one of the minority stockholders as consideration for an aggregate capital contribution of $4,400,000 in connection with the acquisition of PHS.

      In connection with the Company’s 1999 recapitalization, the Company paid $100,000 in advisory fees to a minority stockholder.

      The Company received services from an advertising agency which was 30% owned by a minority stockholder during 1999, 2000 and 2001. The Company incurred expenses of $31,000, $40,000 and $39,000 in 1999, 2000 and 2001, respectively related to these services.

(11) Commitments and Contingencies

  (a) Legal

      The Company is party to legal actions in the normal course of business. In the opinion of management and legal counsel, the outcome of legal actions will not have a material impact on the financial position or results of operations of the Company.

  (b) Leases

      The Company leases certain office facilities and equipment under various operating and capital leases that expire over the next five years. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2001 are as follows (in thousands):

	Capital	Operating
	Leases	Leases

Years ending December 31:
2002	$141	$4,139
2003	89	2,817
2004	16	1,613
2005	3	741

Total minimum lease payments	249	$9,310

Less amount representing interest (at rates ranging from 5.5% to 11.25%)	(12)

Present value of minimum lease payments	237
Less current installments of obligations under capital leases	(133)

Obligations under capital leases, excluding current installments	$104

AMN HEALTHCARE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Obligations under capital leases are included in other current and other long-term liabilities, respectively, in the accompanying financial statements. Rent expense was $1,077,000, $1,810,000 and $3,282,000 for the years ended December 31, 1999, 2000, and 2001, respectively.

(12) Quarterly Financial Data (Unaudited)

	Year Ended December 31, 2001

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter(a)	Total Year

	(in thousands, except per share data)
Revenue	$103,048	$116,124	$137,936	$160,686	$517,794
Gross profit	$25,129	$30,020	$34,626	$39,735	$129,510
Income (loss) before extraordinary item	$436	$1,393	$2,749	$(3,509)	$1,069
Net income (loss)	$436	$1,393	$2,749	$(8,964)	$(4,386)
Basic income (loss) per share:
Income (loss) before extraordinary item	$0.02	$0.05	$0.10	$(0.10)	$0.04
Net income (loss)	$0.02	$0.05	$0.10	$(0.25)	$(0.14)
Diluted income (loss) per share:
Income (loss) before extraordinary item	$0.01	$0.04	$0.09	$(0.09)	$0.04
Net income (loss)	$0.01	$0.04	$0.09	$(0.23)	$(0.14)

	Year Ended December 31, 2000

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total Year

	(in thousands, except per share data)
Revenue	$44,951	$46,045	$60,717	$79,053	$230,766
Gross profit	$11,381	$11,137	$16,466	$21,174	$60,158
Income (loss) before extraordinary item	$(1,546)	$(2,560)	$194	$(1,286)	$(5,198)
Net income (loss)	$(1,546)	$(2,560)	$194	$(1,286)	$(5,198)
Basic income (loss) per share:
Income (loss) before extraordinary item	$(0.08)	$(0.12)	$0.01	$(0.06)	$(0.23)
Net income (loss)	$(0.08)	$(0.12)	$0.01	$(0.06)	$(0.23)
Diluted income (loss) per share:
Income (loss) before extraordinary item	$(0.08)	$(0.12)	$0.01	$(0.06)	$(0.23)
Net income (loss)	$(0.08)	$(0.12)	$0.01	$(0.06)	$(0.23)

(a)	Fourth quarter 2001 net loss includes an after-tax extraordinary charge of $5.5 million ($0.15 per share) for the early extinguishment of debt.

(13) Subsequent Events

      On April 2, 2002, the Company signed a 15-year lease for a new corporate headquarters in San Diego, California commencing in August 2003. As a result, the Company has future minimum lease payments of approximately $123 million to be paid over the next 15 years under this lease.

      On April 23, 2002, the Company acquired all of the outstanding stock of Healthcare Resource Management Corporation, a temporary healthcare staffing company located in Charlotte, North Carolina, for $9.3 million in cash. Healthcare Resource Management Corporation recruits and places temporary healthcare professionals in the United States under the brand name “HRMC.”

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Preferred Healthcare Staffing, Inc.:

      We have audited the accompanying balance sheets of Preferred Healthcare Staffing, Inc. (a wholly owned subsidiary of Preferred Employers Holdings, Inc.) as of December 31, 1999 and November 30, 2000, and the related statements of operations, shareholder’s equity and cash flows for the years ended December 31, 1998 and 1999 and the eleven months ended November 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Healthcare Staffing, Inc. as of December 31, 1999 and November 30, 2000, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1999 and the eleven months ended November 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Miami, Florida

April 4, 2001

PREFERRED HEALTHCARE STAFFING, INC.

(A Wholly Owned Subsidiary of Preferred Employers Holdings, Inc.)

BALANCE SHEETS

December 31, 1999 and November 30, 2000

ASSETS

	1999	2000

Current assets:
Cash	$240,957	$147,062
Accounts receivable, net	6,921,417	10,980,481
Prepaid and other current assets	974,392	1,016,658
Deferred tax asset	62,063	—

Total current assets	8,198,829	12,144,201
Property and equipment, net	635,044	886,229
Goodwill, net	4,707,657	4,489,361

Total assets	$13,541,530	$17,519,791

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable and accrued expenses	$1,977,582	$3,196,460
Due to Parent	1,445,960	—

Total current liabilities	3,423,542	3,196,460
Deferred tax liability	65,950	46,122

Total liabilities	3,489,492	3,242,582

Shareholder’s equity:
Common stock, no par value, $1 per share assigned value, 15,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	7,470,437	7,470,437
Retained earnings	2,571,601	6,796,772

Total shareholder’s equity	10,052,038	14,277,209
Commitments and contingencies

Total liabilities and shareholder’s equity	$13,541,530	$17,519,791

See accompanying notes to financial statements.

PREFERRED HEALTHCARE STAFFING, INC.

(A Wholly Owned Subsidiary of Preferred Employers Holdings, Inc.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 1998 and 1999 and
for the Eleven Months Ended November 30, 2000

	1998	1999	2000

Staffing revenue, net	$34,461,735	$46,358,045	$57,162,456
Cost of revenue	27,140,355	35,775,512	44,567,866

Gross profit	7,321,380	10,582,533	12,594,590

Expenses:
Selling, general and administrative expenses	4,587,357	6,295,793	6,616,595
Depreciation and amortization	277,209	391,301	417,006

Total expenses	4,864,566	6,687,094	7,033,601

Income from operations	2,456,814	3,895,439	5,560,989

Non-operating income (expenses):
Interest income (expense), net	(494,191)	(78,232)	43,654
Other (expenses) income	299	(4,867)	(19,864)

Total non-operating income (expenses)	(493,892)	(83,099)	23,790

Income before income tax expense	1,962,922	3,812,340	5,584,779
Income tax expense	561,155	1,465,509	807,325

Net income	$1,401,767	$2,346,831	$4,777,454

Pro forma information:
Historical income before income tax	$1,962,922	$—	$5,584,779
Pro forma income tax expense	814,058	—	2,042,743
Pro forma net income	1,148,864	—	3,542,036

See accompanying notes to financial statements.

PREFERRED HEALTHCARE STAFFING, INC.

(A Wholly Owned Subsidiary of Preferred Employers Holdings, Inc.)

STATEMENTS OF SHAREHOLDER’S EQUITY

Years Ended December 31, 1998 and 1999 and
for the Eleven Months Ended November 30, 2000

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance as of December 31, 1997	10,000	$10,000	$—	$(1,176,997)	$(1,166,997)
Net income	—	—	—	1,401,767	1,401,767
Capital contribution	—	—	7,470,437	—	7,470,437

Balance as of December 31, 1998	10,000	10,000	7,470,437	224,770	7,705,207
Net income	—	—	—	2,346,831	2,346,831

Balance as of December 31, 1999	10,000	10,000	7,470,437	2,571,601	10,052,038
Net income	—	—	—	4,777,454	4,777,454
Forgiveness of receivable from parent company	—	—	—	(552,283)	(552,283)

Balance as of November 30, 2000	10,000	$10,000	$7,470,437	$6,796,772	$14,277,209

See accompanying notes to financial statements.

PREFERRED HEALTHCARE STAFFING, INC.

(A Wholly Owned Subsidiary of Preferred Employers Holdings, Inc.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 1998 and 1999 and
for the Eleven Months Ended November 30, 2000

	1998	1999	2000

Cash flows from operating activities:
Net income	$1,401,767	$2,346,831	$4,777,454
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	82,769	149,151	198,710
Amortization of goodwill	194,440	242,150	218,296
Loss on retirement of property and equipment	—	—	20,179
Provision for doubtful accounts receivable	96,054	64,706	61,009
Deferred taxes	11,030	40,032	42,235
Changes in other assets and liabilities:
Accounts receivable	(4,500,264)	(455,694)	(4,120,073)
Prepaid and other current assets	(540,088)	(363,630)	(42,266)
Accounts payable and accrued expenses	255,627	460,049	1,218,878

Net cash provided by (used in) operating activities	(2,998,665)	2,483,595	2,374,422

Cash flows from investing activities:
Purchase of property and equipment	(317,583)	(346,524)	(470,074)
Purchase of HSSI Travel Nurse Operations, Inc.	(5,000,000)	—	—

Net cash used in investing activities	(5,317,583)	(346,524)	(470,074)

Cash flows from financing activities:
Proceeds from line of credit	2,000,000	—	—
Repayment of lines of credit	(2,590,000)	(1,850,000)	—
Repayment of capital lease	(17,559)	(500)	—
Bank overdraft	420,969	(459,296)	—
Capital contribution	7,470,437	—	—
Net advances and receipts from parent company	1,050,026	395,933	(1,998,243)

Net cash (used in) provided by financing activities	8,333,873	(1,913,863)	(1,998,243)

Net (decrease) increase in cash	17,625	223,208	(93,895)
Cash, at beginning of period	124	17,749	240,957

Cash, at end of period	$17,749	$240,957	$147,062

Supplemental disclosure:
Cash paid for taxes	$—	$85,545	$209,649

Cash paid for interest	$398,244	$78,706	$—

Supplemental disclosure of noncash financing activities — forgiveness of receivable from parent company	$—	$—	$552,283

See accompanying notes to financial statements.

PREFERRED HEALTHCARE STAFFING, INC.

(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS

December 31, 1998, December 31, 1999 and November 30, 2000

(1) Summary of Significant Accounting Policies and Practices

  (a) Description of Business

      Preferred Healthcare Staffing, Inc. (the “Company”) was incorporated in 1997 under the laws of the state of Delaware as a wholly owned subsidiary of Preferred Employers Holdings, Inc. (“PEHI”). The Company is in the business of providing health care professionals to health care organizations throughout the United States, its territories and possessions. The Company negotiates and enters into contracts with health care organizations on behalf of its network of health care professionals who render medical services to patients affiliated with those facilities.

      In March 1998, the Company purchased certain of the assets of HSSI Travel Nurse Operations, Inc. (“Travel Nurse”), which was formerly a wholly owned subsidiary of Hospital Staffing Services, Inc., for $5 million in cash. Based in Fort Lauderdale, Florida since 1981, Travel Nurse has provided registered nurses and other professional medical personnel, often referred to as “temporary healthcare professionals,” primarily to client hospitals in the United States and the Caribbean on a contractual basis for periods generally averaging 13 weeks in duration. In August 1998, PEHI issued 517,085 shares of common stock in exchange for all the outstanding common stock of National Explorers and Travelers Healthcare, Inc. (“NET Healthcare”), an employee staffing company and provider of temporary registered nurses and other professional medical personnel primarily to client hospitals, and combined its operations with Travel Nurse. This business combination was accounted for as a pooling-of-interests combination and, accordingly, the Company’s financial statements for applicable periods prior to the combination include the accounts and results of operations of NET Healthcare.

      On November 28, 2000, AMN Healthcare, Inc. acquired 100 percent of the issued and outstanding stock of the Company. The purchase price to the former shareholder of the Company included a payment of $75,041,267 in cash (net of cash received), $4,000,000 of which was delivered to an escrow agent on the acquisition date in accordance with the purchase agreement. The funds held in escrow are to be released to the former shareholder in the amount of $2,000,000 on May 31, 2001 and $2,000,000 on December 31, 2001, provided that terms of the agreement are not violated.

  (b) Basis of Presentation

      These financial statements have been prepared to reflect the historical results prior to the change in control, as discussed above, although the period presented for this purpose was November 30, 2000. Certain transactions with AMN Healthcare, Inc. subsequent to the purchase have been excluded.

  (c) Revenue Recognition

      Revenue is recognized as staffing services are rendered. Provisions for discounts to customers and other adjustments are provided for in the period the related revenue is recorded.

  (d) Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is calculated on the straight-line basis over the estimated useful lives of the related assets which ranges from five to seven years. Leasehold improvements are amortized using the straight-line basis over the lesser of the lease term or estimated useful life of the related improvements. Software and software development costs are depreciated over the estimated useful life which has been established as three years.

PREFERRED HEALTHCARE STAFFING, INC.
(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  (e) Goodwill

      Goodwill was established as a result of the purchase during March 1998 of certain of the assets of Travel Nurse which was formerly a wholly owned subsidiary of Hospital Staffing Services, Inc. The goodwill is being amortized on a straight-line basis over the expected future periods to be benefited, estimated at approximately 20 years. Amortization of goodwill for the year ended December 31, 1999 and the eleven-month period ended November 30, 2000 was $242,150 and $218,296, respectively, resulting in accumulated amortization of $436,590 and $654,885 as of December 31 1999 and November 30, 2000, respectively.

      The Company assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining estimated life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  (f) Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of

      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (g) Income Taxes

      The Company filed a consolidated U.S. federal and state income tax return with its parent, PEHI, for the years ended December 31, 1999 and 1998. Accordingly, all income-tax-related balances are included as due to parent in the accompanying financial statements.

      On June 28, 2000, International Insurance Group, Inc. (“IIG”), an S corporation, merged with Preferred Employers Holdings, Inc., the parent corporation of the Company, and IIG was the surviving entity. On June 29, 2000, IIG elected to treat the Company as a Qualified Subchapter S Subsidiary (“QSSS”) as provided under Internal Revenue Code section 1361(b)(3). A corporation which is a QSSS for federal income tax purposes is not treated as a separate corporation. All of the assets, liabilities, and items of income and expense of the QSSS are treated as items of the S corporation, in this case items of IIG. No provision has been made for income taxes subsequent to June 28, 2000 since the Company is not directly subject to income taxes and the results of operations for the period are includable in the tax returns of the shareholders of IIG.

      In August of 1998, the Company merged with NET Healthcare, an S corporation, under a business combination accounted for under the pooling-of-interests method. As a result of the business combination, Net Healthcare’s tax status cease to exist. No provision has been made for income taxes prior to the date of the business combination since NET Healthcare was not subject to income tax and the results of operations for the period were included in the tax returns of the shareholders of NET Healthcare.

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities for the periods prior to the conversion to a QSSS are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. For the period subsequent to the conversion, the Company follows the built-in gain system of recognizing income taxes. Deferred tax liabilities are recognized on taxable temporary differences for the excess of the current financial statement carrying

PREFERRED HEALTHCARE STAFFING, INC.
(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

amount over the tax basis at conversion. Deferred tax assets would be recognized only for the tax benefits of deductible temporary differences and carryforwards that are expected to be realized by offsetting taxable amounts under the provisions of the tax law. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Pro forma income taxes presented for 2000 and 1998 represents the total of historical income tax that would have been reported had the respective entities been taxable C corporations for each of the periods presented.

  (h) Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as the general economic conditions in their respective geographical regions. Consequently, a change in those factors could affect the Company’s estimate of its allowance for doubtful accounts.

  (i) Concentration of Credit Risk

      Most of the Company’s business activity is with healthcare organizations located throughout the United States and the Caribbean. Credit is extended based on the evaluation of each entity’s financial condition and collateral is generally not required.

  (j) Reclassifications

      Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

  (k) Pro Forma Net Income

      Pro forma net income represents the results of operations for the eleven months ended November 30, 2000 and the year ended December 31, 1998, adjusted to reflect a provision for income tax on historical income before income taxes as if the respective entities had been a taxable C corporation.

(2) Accounts Receivable

      Accounts receivable consist of the following as of December 31, 1999 and November 30, 2000.

	1999	2000

Accounts receivable billed	$5,086,231	$9,272,543
Unbilled accounts receivable	2,000,116	1,997,430

	7,086,347	11,269,973
Less allowance for doubtful accounts	(164,930)	(289,492)

Accounts receivable, net	$6,921,417	$10,980,481

PREFERRED HEALTHCARE STAFFING, INC.
(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

(3) Property and Equipment

      Property and equipment consists of the following as of December 31, 1999 and November 30, 2000:

	1999	2000

Leasehold improvements	$30,118	$77,460
Office and computer equipment	340,383	479,332
Software and software development	355,717	528,551
Furniture and fixtures	151,490	197,271

	877,708	1,282,614
Less accumulated depreciation and amortization	(242,664)	(396,385)

Property and equipment, net	$635,044	$886,229

(4) Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consist of the following as of December 31, 1999 and November 30, 2000:

	1999	2000

Accounts payable	$1,023,680	$874,985
Accrued payroll and payroll taxes	822,080	2,029,561
Other accrued expenses	131,822	291,914

Accounts payable and accrued expenses	$1,977,582	$3,196,460

(5) Line of Credit

      In May 1998, the Company entered into a $3,000,000 unsecured revolving line of credit with a bank, unconditionally guaranteed by PEHI. The Company paid the outstanding balance during 1999 and eliminated the facility. The rate of interest on the line of credit floated with the prime lending rate. Interest expense related to the line of credit for the eleven months ended November 30, 2000 and for the years ended December 31, 1999 and 1998 amounted to approximately $0, $56,000 and $107,000, respectively.

(6) Income Taxes

      Income tax expense for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000 consists of the following:

	1998

	Current	Deferred	Total

U.S. federal	$469,967	$9,967	$479,934
State and local	80,158	1,063	81,221

Total	$550,125	$11,030	$561,155

PREFERRED HEALTHCARE STAFFING, INC.
(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	1999

	Current	Deferred	Total

U.S. federal	$1,216,882	$36,170	$1,253,052
State and local	208,595	3,862	212,457

Total	$1,425,477	$40,032	$1,465,509

	2000

	Current	Deferred	Total

U.S. federal	$690,292	$38,743	$729,035
State and local	74,798	3,492	78,290

Total	$765,090	$42,235	$807,325

      Income tax expense and for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000 differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income as a result of the following:

	1998	1999	2000

Computed “expected” tax expense	$667,393	$1,296,195	$1,898,825
Increase (reduction) in income taxes resulting from:
State and local income taxes, net of federal income tax benefit	54,146	96,948	52,892
S corporation earnings of Net Healthcare prior to merger	(252,903)	—	—
Meals and entertainment	92,697	27,829	1,029
Other, net	(178)	44,537	2,056
Change in tax status	—	—	69,123
Income during QSSS status	—	—	(1,216,600)

	$561,155	$1,465,509	$807,325

      As of December 31, 1999 and November 30, 2000, the Company has a net deferred tax liability of $3,887 and $46,122, respectively. The tax effects of temporary differences between financial statement carrying amounts and tax basis of assets and liabilities that give rise to the deferred tax assets and liabilities are as follows:

	1999	2000

Deferred tax assets:
Allowance for doubtful accounts	$31,518	$—
Allowance for billing adjustments	30,545	—

Total deferred tax assets	62,063	—
Deferred tax liabilities — depreciation and amortization	65,950	46,122

Net deferred tax liability	$3,887	$46,122

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax

PREFERRED HEALTHCARE STAFFING, INC.
(A Wholly Owned Subsidiary of Preferred Employer’s Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS — (Continued)

liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

(7) Leases

      The Company has several noncancelable operating leases, primarily for office space, a telephone system and a copy machine. Approximate future minimum annual lease payments under the noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of November 30, 2000 are as follows:

Years ending November 30,	Total

2001.	$399,000
2002	409,000
2003	415,000
2004	345,000
2005	264,000

$1,832,000

      Rent expenses for operating leases was $241,635, $415,325 and $397,629 for the years ended December 31, 1998 and 1999 and for the eleven months ended November 30, 2000, respectively.

(8) Commitments and Contingencies

  Self-Insurance

      Beginning in 1999, the Company became self-insured for its group health insurance up to predetermined specific and aggregate amounts with stop-loss limits above such amount for which third-party insurance applies. The Company has a recorded liability of approximately $198,000 and $70,000 as of December 31, 1998 and 1999, respectively, for such amounts under this agreement. No amounts were recorded as of November 30, 2000.

  Legal Proceedings

      The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

(9) Fair Value of Financial Instruments

      The carrying value of the Company’s financial instruments approximates fair value due to the short-term maturity and/or liquidity of these instruments.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

O’Grady-Peyton International (USA), Inc.:

      We have audited the consolidated balance sheets of O’Grady-Peyton International (USA), Inc. and subsidiary as of December 31, 1999 and 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O’Grady-Peyton International (USA), Inc. and subsidiary as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia

May 11, 2001

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			March 31,
	1999	2000	2001

			(unaudited)
ASSETS
Cash and cash equivalents	$14,915	$754,703	$1,121,778
Trade accounts receivable including unbilled amounts of $92,000, $563,000, and $1,273,000, and net of allowance for doubtful accounts of $384,000, $275,000, and $151,000 in 1999, 2000, and 2001 (unaudited), respectively	3,333,597	4,958,960	5,855,614
Prepaid expenses and other assets	207,171	92,352	208,249
Deferred taxes	126,317	152,543	152,543

	3,682,000	5,958,558	7,338,184
Equipment and furniture, net	47,784	150,638	178,934

Total assets	$3,729,784	$6,109,196	$7,517,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Borrowings under line of credit	$1,500,000	$1,510,654	$2,000,000
Current installments of long-term debt	99,996	—	—
Notes payable to related party	—	300,000	300,000
Accounts payable	509,746	282,247	128,334
Accrued expenses	457,955	1,129,179	595,928
Accrued payroll and payroll taxes	346,206	642,031	1,109,915
Income taxes payable	—	611,498	1,057,478

Total current liabilities	2,913,903	4,475,609	5,191,655
Long-term debt	391,671	—	—
Notes payable to related party	300,000	—	—

Total liabilities	3,605,574	4,475,609	5,191,655

Shareholders’ equity:
Common stock — authorized 12,500 shares of no par value; 5,000 shares issued and outstanding	4,125	4,125	4,125
Retained earnings	120,085	1,629,462	2,321,338

Total shareholders’ equity	124,210	1,633,587	2,325,463
Commitments

Total liabilities and shareholders’ equity	$3,729,784	$6,109,196	$7,517,118

See accompanying notes to consolidated financial statements.

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years ended		Three months ended
	December 31,		March 31,

	1999	2000	2000	2001

			(Unaudited)
Revenue	$14,541,030	$24,548,075	$5,121,693	$7,774,735
Cost of revenue	11,344,779	17,228,208	3,581,210	5,432,611

Gross profit	3,196,251	7,319,867	1,540,483	2,342,124
General and administrative expenses	3,852,565	4,709,212	1,328,695	1,199,594

(Loss) income from operations	(656,314)	2,610,655	211,788	1,142,530
Interest expense, net	91,264	162,006	82,470	25,449

(Loss) income before income taxes	(747,578)	2,448,649	129,318	1,117,081
Income tax (benefit) expense	(280,724)	939,272	55,067	425,205

Net (loss) income	$(466,854)	$1,509,377	$74,251	$691,876

See accompanying notes to consolidated financial statements.

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 1999 and 2000 and
Three Months ended March 31, 2001 (Unaudited)

	Common	Retained
	stock	earnings	Total

Balances, December 31, 1998	$4,125	$586,939	$591,064
Net loss	—	(466,854)	(466,854)

Balances, December 31, 1999	4,125	120,085	124,210
Net income	—	1,509,377	1,509,377

Balances, December 31, 2000	4,125	1,629,462	1,633,587
Net income (unaudited)	—	691,876	691,876

Balances, March 31, 2001	$4,125	$2,321,338	$2,325,463

See accompanying notes to consolidated financial statements.

O’GRADY-PEYTON INTERNATIONAL, INC. (USA) AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended		Three months ended
	December 31,		March 31,

	1999	2000	2000	2001

			(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(466,854)	$1,509,377	$74,251	$691,876
Adjustments to reconcile net (loss) income to cash (used in) provided by operating activities:
Depreciation	129,394	36,545	6,522	18,016
Deferred tax benefit	(280,724)	(26,226)	—	—
Changes in:
Accounts receivable	(1,119,883)	(1,625,363)	473,999	(896,654)
Prepaid expenses and other assets	185,297	114,819	(191,784)	(115,897)
Accounts payable and accrued expenses	594,263	739,550	239,286	(219,280)
Income taxes payable	—	611,498	105,444	445,980

Cash (used in) provided by operating activities	(958,507)	1,360,200	707,718	(75,959)

Cash flows used in investing activities — acquisition of equipment and furniture	(44,844)	(139,399)	(9,506)	(46,312)

Cash flows from financing activities:
Net borrowings under line of credit	1,100,000	10,654	—	489,346
Proceeds from long-term debt	500,000	—	—	—
Payments on notes payable to related parties	(603,955)	—	—	—
Repayment of long-term debt	(8,332)	(491,667)	(25,000)	—

Net cash provided by (used in) financing activities	987,713	(481,013)	(25,000)	489,346

Net (decrease) increase in cash and cash equivalents	(15,638)	739,788	673,212	367,075
Cash and cash equivalents at beginning of year	30,553	14,915	14,915	754,703

Cash and cash equivalents at end of year	$14,915	$754,703	$688,127	$1,121,778

Supplemental cash flows information — cash paid during the year for:
Interest	$85,028	$219,000	$86,280	$32,043

Income taxes	$24,011	$354,000	$—	$3,580

See accompanying notes to consolidated financial statements.

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999 and 2000 and March 31, 2001 (Unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

      O’Grady-Peyton International (USA), Inc. (the “Company”), employs registered nurses and contracts their services to hospitals and health care facilities throughout the United States. The Company extends credit to its customers on an unsecured basis. The Company recruits many of its nurses from the United States, Ireland, United Kingdom, South Africa, Australia, New Zealand, Philippines, and Canada.

      The accompanying consolidated interim financial statements (including notes to financial statements) of the Company as of March 31, 2001 and for the three months ended March 31, 2000 and 2001, are unaudited. In the opinion of management, the accompanying unaudited consolidated interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2001, and the results of its operations and its cash flows for the three months ended March 31, 2000 and 2001.

      The following is a summary of the more significant accounting policies and practices of the Company.

  (a) Consolidation

      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

  (b) Revenue Recognition

      The Company recognizes revenue when services are performed.

  (c) Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

  (d) Equipment and Furniture

      Equipment and furniture are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Equipment	3 – 5 years
Furniture	5 years

  (e) Self-Insurance

      The Company provides a self-insured medical reimbursement program covering substantially all full-time employees whereby it assumes limited liabilities with the excess liability assumed by the insurance company. Provision for claims under the self-insured program is recorded based on the Company’s experience.

  (f) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  (g) Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

  (h) Fair Value of Financial Instruments

      The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. The Company believes that the fair value of financial instruments, including cash and cash equivalents, trade accounts receivable, and accounts payable and accrued expenses, approximates their recorded values due primarily to the short-term nature of their maturities. The carrying amounts of long-term debt is considered to be reasonable estimates of their fair values, as the borrowings have variable rates that reflect currently available terms and conditions for similar debt. The carrying amounts of notes payable to related party are impractical to determine due to their related party nature.

(2) Property and Equipment

      Property and equipment consists of the following:

	December 31,

	1999	2000

Equipment	$307,271	$422,489
Furniture	65,271	93,582

	372,542	516,071
Less accumulated depreciation	324,758	365,433

Property and equipment, net	$47,784	$150,638

      Depreciation expense charged to operations was approximately $129,000, $37,000, $7,000 and $18,000 for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2000 and 2001 (unaudited), respectively.

(3) Line of Credit

      The Company has a $2,000,000 line of credit facility with a commercial bank. Interest on outstanding borrowings is payable monthly at rates ranging from the prime rate less .25% to prime plus .5% (10% at December 31, 2000), depending on the Company’s debt-to-net worth ratio. Borrowings under the facility are secured by substantially all assets of the Company. The line of credit agreement contains provisions which place limitations on indebtedness and the disposition of assets. At December 31, 2000, the Company was in compliance with these covenants. The facility matures on June 30, 2001.

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4) Long-Term Debt

      Long-term debt consists of the following:

	December 31,

	1999	2000

Installment note payable in monthly principal payments of $8,333 plus interest at the prime rate through November 2004; secured by substantially all assets of the Company	$491,667	$—
Less current installments	99,996	—

	$391,671	$—

(5) Retirement Plan

      The Company sponsors a salary deferral plan that covers all full-time employees who have met certain age and service requirements. Contributions to the plan are at the discretion of the Board of Directors. The Company made no contributions to the plan in 1999 and 2000.

(6) Income Tax

      Income tax (benefit) expense consists of:

	Current	Deferred	Total

Year ended December 31, 1999:
U.S. Federal	$—	$(251,174)	$(251,174)
State and local	—	(29,550)	(29,550)

	$—	$(280,724)	$(280,724)

Year ended December 31, 2000:
U.S. Federal	$812,890	$(23,465)	$789,425
State and local	152,608	(2,761)	149,847

	$965,498	$(26,226)	$939,272

      Income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to (loss) income before taxes as a result of the following:

	1999	2000

Computed “expected” tax expense (benefit)	$(254,176)	$832,540
Increase (reduction) in income taxes resulting from:
Meals and entertainment	3,002	8,497
State and local income taxes, net of Federal income tax benefit	(19,503)	98,899
Other, net	(10,047)	(664)

	$(280,724)	$939,272

O’GRADY-PEYTON INTERNATIONAL (USA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 2000 are presented below:

	1999	2000

Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$—	$104,500
Depreciation	9,514	—
Accrued expenses	—	42,650
Net operating loss carryforwards	115,929	—
Other	874	5,393

Total gross deferred tax asset	$126,317	$152,543

      Management believes that it is more likely than not that the results of the future operations will generate sufficient taxable income to realize the deferred tax assets and, accordingly, has not provided a valuation allowance.

(7) Commitments

      The Company leases office space under noncancelable leases. Minimum annual rentals are as follows:

Years ending December 31,	Amount

2001	$165,000
2002	156,000
2003	56,000

$377,000

      Total rent expense amounted to $179,339 and $139,254 in 1999 and 2000 and $49,560 and $42,376 for the three months ended March 31, 2000 and 2001 (unaudited), respectively.

(8) Related Party Transactions

      The Company has a $300,000 note payable to a party related to the shareholders of the Company. The note is unsecured, bears interest at 8%, and is due June 2001. Interest paid on the note amounted to $24,000 in 1999 and 2000.

      The Company pays recruiting expenses to various companies under common management control. Recruiting costs include approximately $1,561,000 and $1,500,000 paid to these related companies in 1999 and 2000, respectively. In addition, the Company pays a management fee to a company under common management control. The fee in 2000 was $800,000. Accrued expenses includes approximately $692,000 owed to a related company.

(9) Subsequent Event

      Effective May 1, 2001, the Company was acquired by AMN Healthcare Services, Inc.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Healthcare Resource Management Corporation:

      We have audited the accompanying balance sheets of Healthcare Resource Management Corporation, (the Company), as of December 31, 2000 and 2001, and the related statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Resource Management Corporation as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Charlotte, North Carolina

April 5, 2002, except as to
     Note 7, which is
     as of April 23, 2002

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

BALANCE SHEETS

	As of December 31,		As of March 31,

	2000	2001	2002

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$105,573	$305,282	$317,372
Accounts receivable	1,201,568	1,577,323	1,628,660
Receivables from officer	21,577	6,047	203
Other receivables	—	3,830	30,188
Refundable deposits	32,844	43,092	44,657
Prepaid expenses	17,074	109,904	145,641

Total current assets	1,378,636	2,045,478	2,166,721
Fixed assets, net of accumulated depreciation	104,504	111,857	129,054
Cash surrender value of life insurance	42,488	53,544	55,128
Other assets	86,308	64,435	64,247

Total assets	$1,611,936	$2,275,314	$2,415,150

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$85,427	$95,546	$52,714
Accrued expenses	168,498	357,247	346,108
Secured borrowing	936,870	1,176,937	1,113,836
Current portion of note payable	9,018	7,191	7,976

Total current liabilities	1,199,813	1,636,921	1,520,634

Note payable, less current portion	14,823	7,632	5,049

Total liabilities	1,214,636	1,644,553	1,525,683

Stockholders’ equity:
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 1,610 shares at December 31, 2000 and 2001 and March 31, 2002 (unaudited)	1,610	1,610	1,610
Additional paid-in capital	23,000	23,000	23,000
Retained earnings	372,690	606,151	864,857

Total stockholders’ equity	397,300	630,761	889,467

Commitments and contingencies
Total liabilities and stockholders’ equity	$1,611,936	$2,275,314	$2,415,150

See accompanying notes to financial statements.

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

STATEMENTS OF INCOME

			Three Months Ended
	Year Ended December 31,		March 31,

	2000	2001	2001	2002

			(unaudited)
Revenue	$9,423,426	$13,061,645	$3,156,819	$3,764,420
Cost of revenue	7,073,573	9,569,838	2,289,579	2,743,789

Gross profit	2,349,853	3,491,807	867,240	1,020,631

Expenses:
Selling, general, and administrative	1,599,675	2,012,587	451,701	595,505
Depreciation and amortization	40,004	37,784	9,727	10,554

Total expenses	1,639,679	2,050,371	461,428	606,059

Income from operations	710,174	1,441,436	405,812	414,572
Interest expense, net	206,070	257,459	63,456	59,062

Income before income taxes	504,104	1,183,977	342,356	355,510

State income taxes	1,740	7,056	7,056	13,084

Net income	$502,364	$1,176,921	$335,300	$342,426

See accompanying notes to financial statements.

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2000 and 2001 and Three Months Ended March 31, 2002 (unaudited)

	Common Stock
			Additional
	Shares	Amount	Paid-in Capital	Retained Earnings	Total

Balances, December 31, 1999	1,610	$1,610	$23,000	$328,228	$352,838
Net income	—	—	—	502,364	502,364
Dividends ($284 per share)	—	—	—	(457,902)	(457,902)

Balances, December 31, 2000	1,610	1,610	23,000	372,690	397,300
Net income	—	—	—	1,176,921	1,176,921
Dividends ($586 per share)	—	—	—	(943,460)	(943,460)

Balances, December 31, 2001	1,610	1,610	23,000	606,151	630,761
Net income (unaudited)	—	—	—	342,426	342,426
Dividends ($52 per share) (unaudited)	—	—	—	(83,720)	(83,720)

Balances, March 31, 2002 (unaudited)	1,610	$1,610	$23,000	$864,857	$889,467

See accompanying notes to financial statements

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2000 and 2001 and the Three Months Ended March 31, 2001 (unaudited) and March 31, 2002 (unaudited)

			Three Months Ended
	Year Ended December 31,		March 31,

	2000	2001	2001	2002

			(unaudited)
Cash flows from operating activities:
Net income	$502,364	$1,176,921	$335,300	$342,426
Adjustments to reconcile net income to net cash provided by:
Operating activities:
Depreciation and amortization	40,004	37,784	9,727	10,554
Gain on sale of fixed assets and investments	(25,362)	(32,368)	(38,877)	—
Changes in assets and liabilities:
Accounts receivable	(358,059)	(354,178)	(130,015)	(51,337)
Receivables from officers	35,759	(6,047)	8,964	5,844
Other receivables	—	(3,830)	(13,160)	(26,358)
Refundable deposits	(16,961)	(10,248)	(7,117)	(1,565)
Prepaid expenses	(10,155)	(92,830)	(90,749)	(35,737)
Cash surrender value of life insurance	(5,476)	(11,056)	(1,583)	(1,584)
Other assets	(12,370)	21,119	189	188
Accounts payable	42,066	10,119	(8,658)	(42,832)
Accrued expenses	85,612	188,749	32,505	(11,139)

Net cash provided by operating activities	277,422	924,135	96,526	188,460

Cash flows from investing activities:
Purchase of fixed assets	(26,731)	(44,383)	(8,081)	(27,751)
Cash proceeds on sale of fixed assets and investments	77,474	32,368	50,158	—

Net cash provided by (used in) investing activities	50,743	(12,015)	42,077	(27,751)
Cash flows from financing activities:
Dividend payments	(457,902)	(943,460)	(141,680)	(83,720)
Net cash receipts on secured borrowing	236,188	240,067	63,688	(63,101)
Payments on notes payable	(29,436)	(9,018)	(1,198)	(1,798)

Net cash used in financing activities	(251,150)	(712,411)	(79,190)	(148,619)

Net increase (decrease) in cash and cash equivalents	77,015	199,709	59,413	12,090
Cash and cash equivalents at beginning of period	28,558	105,573	105,573	305,282

Cash and cash equivalents at end of period	$105,573	$305,282	$164,986	317,372

Supplemental disclosures of cash flow information:
Cash paid for interest	$206,425	$267,244	$64,255	$60,550

Cash paid for taxes	$1,740	$7,056	$7,056	$13,084

See accompanying notes to financial statements.

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2000 and 2001

(1) Summary of Significant Accounting Policies

  (a) General

      Healthcare Resource Management Corporation (the Company) recruits nurses and places them on temporary assignments at hospitals and other healthcare facilities throughout the United States.

      The accompanying consolidated interim financial statements (including notes to financial statements) of the Company as of March 31, 2002 and for the three months ended March 31, 2001 and 2002, are unaudited. In the opinion of management, the accompanying unaudited consolidated interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2002, and the results of its operations and its cash flows for the three months ended March 31, 2001 and 2002.

  (b) Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2000 and 2001, and March 31, 2002, the Company had money market accounts of $100,350, $279,463 and $210,951 (unaudited), respectively, included in cash and cash equivalents.

  (c) Fixed Assets

      Furniture and fixtures, equipment, and automobiles are stated at cost. Additions and improvements are capitalized, and maintenance and repairs are expensed when incurred. Depreciation on furniture and fixtures, equipment, and automobiles is calculated using the straight-line method based on the estimated useful lives of the related assets as follows: furniture and fixtures (7 years); equipment (3 to 7 years); and automobiles (5 years).

  (d) Concentration of Credit Risk

      The majority of the Company’s business activity is with hospitals located throughout the United States. Credit is extended based on the evaluation of each entity’s financial condition and credit worthiness.

  (e) Revenue Recognition

      Revenue is recognized in the period in which services are provided.

  (f) Advertising Expenses

      Advertising costs of $364,211 and $420,500 for the years ended December 31, 2000 and 2001, respectively, and $109,406 (unaudited) and $141,934 (unaudited) for the three months ended March 31, 2001 and 2002, respectively, are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying financial statements.

  (g) Impairment of Long-Lived Assets

      Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows, undiscounted and without interest, expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (h) Income Taxes

      The Company has elected to file its federal income tax returns under the S Corporation provisions of the Internal Revenue Code and was granted S Corporation status for North Carolina state tax purposes. In accordance with the federal provisions, corporate earnings flow through and are taxed solely at the shareholder level. Under the provisions of the franchise tax laws in certain states the Company conducts business, S Corporation earnings are assessed a surtax at the corporate level and flow through to the shareholders to be taxed at the individual level. Accordingly, income tax expense for the years ended December 31, 2000 and 2001 aggregated $1,740 and $7,056, respectively.

  (i) Fair Value of Financial Instruments

      The carrying amounts of cash and cash equivalents, accounts receivable, receivables from officers, other receivables, accounts payable, accrued expenses, secured borrowing and note payable approximates their respective fair values due to the short-term nature and liquidity of these financial instruments.

  (j) Derivative Instruments

      The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. The Company does not have any derivative instruments to be accounted for under SFAS 133.

  (k) New Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method for all business combinations initiated after June 30, 2001 and provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS No. 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. The adoption of SFAS No. 142 did not have a material impact on the Company’s financial statements.

      In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 will not have a material impact on the Company’s financial statements.

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

  (l) Sale of Accounts Receivable

      On January 5, 1999, the Company entered into an agreement to sell, on an ongoing basis with full recourse, its trade accounts receivable. The Company is responsible for repurchasing any receivables at fair value which have not been collected 60 days from the date of the invoice. The buyer is responsible for servicing the receivables. The agreement may be terminated by either party with 90 days notice prior to the end of the term of the agreement or terminated at any other time upon mutual agreement of the parties. Upon termination, the Company is required to repurchase all outstanding receivables and pay certain termination fees. During 2000, the receivables were purchased by the buyer net of a 1.45% non-refundable administrative fee. This fee was decreased to 1.25% in 2001 until October 12, 2001 when the fee was further reduced to ..9%. Additionally, the Company is required to pay the purchaser certain finance charge fees based upon the age of outstanding receivables. The Company has accounted for the cash proceeds received from the transfer as a secured borrowing in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The secured borrowing is $936,870, $1,176,937, and $1,113,837 (unaudited) at December 31, 2000 and 2001, and March 31, 2002, respectively. The Company incurred fees on these secured borrowings of $203,608 and $265,984 for the years ended December 31, 2000 and 2001, respectively, and $63,981 (unaudited) and $60,163 (unaudited) for the three months ended March 31, 2001 and 2002, respectively, which are included in interest expense in the accompanying financial statements.

  (m) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  (n) Reclassifications

      Certain amounts in the prior periods financial statements have been reclassified to conform to the current period presentation.

(2) Fixed Assets, net

      Fixed assets, net is comprised of the following at December 31, 2000 and 2001:

	2000	2001

Furniture and fixtures	$42,914	$54,389
Equipment	111,541	144,448
Automobiles	69,464	69,464

	223,919	268,301
Less accumulated depreciation	(119,415)	(156,444)

	$104,504	$111,857

(3) Note Payable

      Note payable consists of a five year note on an automobile purchase with monthly payments of $728 through 2004. This note payable is collateralized by an automobile and has a 8.25% interest rate.

HEALTHCARE RESOURCE MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

(4) Related Party Transactions

      At December 31, 2001 and March 31, 2002, the Company had $6,047 and $203 (unaudited), respectively, due from officers. There were no receivables due from officers at December 31, 2000.

      For the years ended December 31, 2000 and 2001, and the three months ended March 31, 2001 and 2002, the Company’s shareholders received dividend distributions of $457,902, $943,460, $141,680 (unaudited) and $83,720 (unaudited), respectively, principally related to the payments of the shareholders’ personal taxes on the Company’s earnings. Additionally, the Company paid its directors, who are also shareholders, director fees of $12,000, $15,000, $15,000 (unaudited) and $0 (unaudited) for the years ended December 31, 2000 and 2001, and the three months ended March 31, 2001 and 2002 respectively.

(5) Leases

      The Company leases certain office facilities and equipment under various operating leases that expire over the next three years. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2001 are as follows:

Years ending December 31:
2002	$144,848
2003	148,837
2004	77,669

Total minimum lease payments	$371,354

      Rent expense was $106,546 and $127,194 for the years ended December 31, 2000 and 2001, respectively.

      Additionally, the Company leases apartments for nurses on temporary assignments under short-term lease agreements. These lease commitments are not included in the above future minimum lease payments due to their short noncancellable term. The Company is required to pay an up-front deposit on these apartments, which is classified as refundable deposits in the accompanying financial statements.

(6) Employee Benefit Plans

      The Company sponsors a 401(k) defined contribution plan for its full-time employees. The Company, at its discretion, matches 25% of the first 6% contributed by each employee. The Company contributed $24,369 and $32,669 to the 401(k) plan for the years ended December 31, 2000 and 2001, respectively.

(7) Subsequent Event

      On April 23, 2002, the Company was acquired by AMN Healthcare, Inc.

AMN HEALTHCARE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      We acquired O’Grady-Peyton International (USA), Inc., and Healthcare Resource Management Corporation (HRMC) on May 1, 2001 and April 23, 2002, respectively. O’Grady-Peyton’s results of operations for the eight months ended December 31, 2001 are included in our condensed consolidated statement of operations for the year ended December 31, 2001. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2001 and the three months ended March 30, 2001 give effect to the acquisitions of O’Grady-Peyton and HRMC and this offering, as well as our initial public offering in November 2001, as if these events had occurred on January 1, 2001. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2002 gives effect to the acquisition of HRMC and this offering, as well as our initial public offering in November 2001, as if these events had occurred on January 1, 2001. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2002 gives effect to the acquisition of HRMC and this offering, as of such date.

      This pro forma financial information does not purport to represent what our actual results of operations or financial position would have been had the acquisitions occurred on the dates indicated or for any future period or date. The pro forma adjustments give effect to available information and assumptions that we believe are reasonable. You should read our pro forma condensed consolidated financial information in conjunction with our financial statements and the related notes, as well as “Selected Consolidated Financial and Operating Data,” “Summary Consolidated Financial and Operating Data,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

AMN HEALTHCARE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001
(In thousands, except share and per share data)

	Historical (1)

		O’Grady-		Pro Forma		Pro
	AMN	Peyton	HRMC	Adjustments		Forma

Revenue	$517,794	$10,582	$13,062	$—		$541,438
Cost of revenue	388,284	7,373	9,570	—		405,227

Gross profit	129,510	3,209	3,492	—		136,211

Expenses:
Selling, general, and administrative (excluding non-cash stock-based compensation)	71,483	1,818	2,013	—		75,314
Non-cash stock-based compensation	31,881	—	—	—		31,881
Amortization	5,562	—	—	638	(2)	6,200
Depreciation	2,151	25	38	—		2,214
Transaction costs	1,955	—	—	—		1,955

Total expenses	113,032	1,843	2,051	638		117,564

Income from operations	16,478	1,366	1,441	(638)		18,647
Interest expense, net	13,933	43	257	(13,864	)(3)	369

Income before income tax expense (benefit) and extraordinary item	2,545	1,323	1,184	13,226		18,278
Income tax expense (benefit)	1,476	539	7	8,579	(4)	10,601

Income before extraordinary item	$1,069	$784	$1,177	$4,647		$7,677

Net income per common share
Basic						$0.18

Diluted						$0.17

Weighted average common shares
Basic						42,638	(5)

Diluted						46,211	(6)

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

AMN HEALTHCARE SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

(1)	The historical results of operations of AMN includes the results of O’Grady-Peyton commencing May 1, 2001, its date of acquisition by AMN. The historical results of operations of O’Grady-Peyton reflect its results from January 1, 2001 through April 30, 2001. The historical results of operations of HRMC reflect its results for the year ended December 31, 2001.

(2)	The pro forma amortization expense gives effect to additional goodwill amortization of $278,000 and $293,000 in connection with the O’Grady-Peyton and HRMC acquisitions, respectively. It also gives effect to additional non-compete amortization of $17,000 and $50,000 for O’Grady-Peyton and HRMC, respectively.

(3)	The pro forma interest expense, net gives effect to the reduction of interest expense in the amount of $13,864,000 related to the repayment of all of the outstanding debt with the proceeds from our initial public offering.

(4)	The pro forma income tax expense gives effect to the additional tax expense, calculated at our effective tax rate of approximately 58%, related to the pro forma adjustments described above and pre-tax income of O’Grady-Peyton and HRMC.

(5)	Pro forma basic weighted average shares gives effect to the shares issued in our initial public offering, the shares issued upon exercise of warrants at the time of our initial public offering, and shares issued upon the exercise of outstanding options by certain selling stockholders in conjunction with this offering.

(6)	Pro forma diluted weighted average shares gives effect to the stock options outstanding under the 1999 and 2001 stock option plans and options exercised by certain selling stockholders in conjunction with this offering.

AMN HEALTHCARE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002
(In thousands, except share and per share data)

	Historical (1)
			Pro Forma		Pro
	AMN	HRMC	Adjustments		Forma

Revenue	$173,956	$3,764	$—		$177,720
Cost of revenue	131,753	2,744	—		134,497

Gross profit	42,203	1,020	—		43,223

Expenses:
Selling, general, and administrative (excluding non-cash stock-based compensation)	22,725	595	—		23,320
Non-cash stock-based compensation	218	—	—		218
Amortization	82	—	13	(2)	95
Depreciation	691	11	—		702

Total expenses	23,716	606	13		24,335

Income from operations	18,487	414	(13)		18,888
Interest (income) expense, net	(142)	59	(60	)(3)	(143)

Income before income tax expense	18,629	355	47		19,031
Income tax expense	7,452	13	148	(4)	7,613

Net income	$11,177	$342	$(101)		$11,418

Net income per common share
Basic					$0.27

Diluted					$0.24

Weighted average common shares
Basic					42,638	(5)

Diluted					47,053	(6)

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

AMN HEALTHCARE SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2002

(1)	The historical results of operations of HRMC reflect its results for the three months ended March 31, 2002.

(2)	The pro forma amortization expense gives effect to additional non-compete amortization of $13,000 in connection with the HRMC acquisition.

(3)	The pro forma interest expense, net gives effect to the reduction of interest expense in the amount of $60,000 related to the repayment of all of the outstanding debt of HRMC at the time of its acquisition by AMN as required pursuant to the purchase agreement.

(4)	The pro forma income tax expense gives effect to the additional tax expense, calculated at AMN’s effective tax rate of approximately 40%, related to the pro forma adjustments described above and pre-tax income of HRMC.

(5)	Pro forma basic weighted average shares gives effect to the shares issued in our initial public offering, the shares issued upon exercise of warrants at the time of our initial public offering, and shares issued upon the exercise of outstanding options by certain selling stockholders in conjunction with this offering.

(6)	Pro forma diluted weighted average shares gives effect to the stock options outstanding under the 1999 and 2001 stock option plans and options exercised by certain selling stockholders in conjunction with this offering.

AMN HEALTHCARE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2001
(In thousands, except share and per share data)

	Historical(1)

		O’Grady-		Pro Forma		Pro
	AMN	Peyton	HRMC	Adjustments		Forma

Revenue	$103,048	$7,775	$3,157	$—		$113,980
Cost of revenue	77,919	5,433	2,290	—		85,642

Gross profit	25,129	2,342	867	—		28,338

Expenses:
Selling, general, and administrative (excluding non-cash stock-based compensation)	13,813	1,182	452	—		15,447
Non-cash stock-based compensation	4,365	—	—	27,406	(2)	31,771
Amortization	1,306	—	—	245	(3)	1,551
Depreciation	413	18	10	—		441

Total expenses	19,897	1,200	462	27,651		49,210

Income (loss) from operations	5,232	1,142	405	(27,651)		(20,872)
Interest expense, net	4,325	25	63	(4,298	)(4)	115

Income (loss) before income tax expense (benefit) and extraordinary item	907	1,117	342	(23,353)		(20,987)
Income tax expense (benefit)	471	425	7	(11,801	)(5)	(10,898)

Income (loss) before extraordinary item	$436	$692	$335	$(11,552)		$(10,089)

Net income (loss) per common share —
basic and diluted						$(0.24)

Weighted average common shares —
basic and diluted						$42,638 (6)

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

AMN HEALTHCARE SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2001

(1)	The historical results of operations of O’Grady-Peyton and HRMC reflect their results for the three months ended March 31, 2001.

(2)	The pro forma stock-based compensation adjustment gives effect to the vesting of all outstanding stock options under the 1999 stock option plans as if the consummation of our initial public offering had occurred on January 1, 2001. In accordance with the provisions of the 1999 stock option plans, options became fully vested upon the consummation of our initial public offering.

(3)	The pro forma amortization expense gives effect to additional goodwill amortization of $146,000 and $73,000 in connection with the O’Grady-Peyton and HRMC acquisitions, respectively. It also gives effect to additional non-compete amortization of $13,000 and $13,000 for O’Grady-Peyton and HRMC, respectively.

(4)	The pro forma interest expense, net gives effect to the reduction of interest expense in the amount of $4,298,000 related to the repayment of all of the outstanding debt with the proceeds from our initial public offering.

(5)	The pro forma income tax expense gives effect to the additional tax expense, calculated at our effective tax rate of approximately 52%, related to the pro forma adjustments described above and pre-tax income of O’Grady-Peyton and HRMC.

(6)	Pro forma basic and diluted weighted average shares gives effect to the shares issued in our initial public offering, the shares issued upon exercise of warrants at the time of our initial public offering, and shares issued upon the exercise of outstanding options by certain selling stockholders in conjunction with this offering, but does not give effect to stock options outstanding under the 1999 and 2001 stock option plans, as the impact would be anti-dilutive.

AMN HEALTHCARE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

BALANCE SHEET
As of March 31, 2002
(In thousands)

	Historical
			Pro Forma		Pro
	AMN	HRMC	Adjustments		Forma

ASSETS
Current assets:
Cash and cash equivalents	$25,288	$317	$(9,232	)(1)	$16,373
Short-term held-to-maturity investments	12,166	—	—		12,166
Accounts receivable, net	125,517	1,629	—		127,146
Prepaid expenses	8,493	146	—		8,639
Other current assets	2,327	75	—		2,402

Total current assets	173,791	2,167	(9,232)		166,726
Fixed assets, net	7,996	129	—		8,125
Deferred income taxes, net	19,385	—	—		19,385
Deposits and other assets	306	119	—		425
Goodwill, net	127,752	—	7,297	(2)	135,049
Other intangibles, net	1,391	—	200	(3)	1,591

Total assets	$330,621	$2,415	$(1,735)		$331,301

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$3,069	$—	$—		$3,069
Accounts payable and accrued expenses	7,373	53	—		7,426
Accrued compensation and benefits	28,632	346	—		28,978
Income taxes payable	2,473	—	—		2,473
Current portion of notes payable	—	1,122	(1,122	)(4)	—
Other current liabilities	4,229	—	—		4,229

Total current liabilities	45,776	1,521	(1,122)		46,175
Notes payable, less current portion	—	5	(5	)(4)	—
Other long-term liabilities	1,608	—	—		1,608

Total liabilities	47,384	1,526	(1,127)		47,783

Stockholders’ equity:
Common stock	423	1	2	(5)	426
Additional paid-in capital	345,976	23	255	(5)	346,254
Accumulated deficit	(63,162)	865	(865	)(5)	(63,162)

Total stockholders’ equity	283,237	889	(608)		283,518

Commitments and contingencies
Total liabilities and stockholders’ equity	$330,621	$2,415	$(1,735)		$331,301

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet.

AMN HEALTHCARE SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

BALANCE SHEET
As of March 31, 2002

(1)	The pro forma adjustment gives effect to the cash used to acquire HRMC of $9,513,000, estimated expenses associated with this offering of $1,285,000, and proceeds from the exercise of options by certain selling stockholders in conjunction with this offering of $1,566,000.

(2)	The pro forma adjustment gives effect to goodwill recorded in connection with the acquisition of HRMC.

(3)	The pro forma adjustment gives effect to the recording of the non-compete agreement in connection with the HRMC acquisition in the amount of $200,000.

(4)	The pro forma adjustment gives effect to the repayment of all of the outstanding debt of HRMC at the time of its acquisition by AMN.

(5)	The pro forma adjustment gives effect to AMN’s acquisition of HRMC, the capitalization of the estimated costs associated with this offering and the impact of options exercised in conjunction with this offering.

[Art work: A collage of photos (four depicting travel scenes and two depicting clinical scenes), five brand name logos, NurseZone.com logo, NursingJobs.com, rn.com, TravelNursing.com and Registrant’s logo, a listing of Registrant’s offices and a screen map of the world.]

10,000,000 Shares

Prospectus

                        , 2002

Book-Running Lead Manager

Banc of America Securities LLC

Co-Lead Managers

JPMorgan	UBS Warburg

SunTrust Robinson Humphrey	Wells Fargo Securities, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$31,793.00
NASD fee	30,500.00
Printing expenses	300,000
Accounting fees and expenses	250,000
Legal fees and expenses	400,000
Blue Sky fees and expenses	10,000
Transfer agent fees and expenses	4,800
Miscellaneous	272,907

TOTAL	$1,300,000

No portion of the above expenses will be paid by the selling stockholders.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Our amended and restated certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

      In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

      The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.

      Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

      The following is a summary of transactions by us involving sales of our securities that were not registered under the Securities Act during the last three years preceding the date of this registration statement:

(a) On October 18, 1999, we issued 517.8 shares of common stock in exchange for AMN Healthcare, Inc. shares.

(b) On November 19, 1999, we issued 1,814.9 shares of common stock at a price of $32,794.87 per share upon our recapitalization to some of our existing stockholders.

(c) On November 19, 1999, we issued 472,634.9 shares of common stock upon the split of 2,363.17 outstanding shares, on the basis of 200 shares for each outstanding share to our then existing stockholders.

(d) On November 19, 1999, we issued options to purchase an aggregate of 84,343.4 shares of stock to members of management, each at an exercise price of $163.9743 per share.

(e) On June 26, 2000, we issued an aggregate of 73,182.2 shares at a price of $163.9743 per share for capital contributions in connection with our acquisition of Nurses RX, Inc. to some of our existing stockholders.

(f) On November 20, 2000, we issued options to purchase 4,686 shares of stock to a member of management at an exercise price of $163.9743 per share.

(g) On November 28, 2000, we issued an aggregate of 123,077 shares at a price of $325.00 per share for capital contributions in connection with our acquisition of Preferred Healthcare Staffing, Inc. to some of our existing stockholders.

(h) On December 13, 2000, we issued options to purchase an aggregate of 31,170.6 shares of stock to members of management, each at an exercise price of $287.84 per share.

(i) On March 29, 2001, we issued 616,694.9 shares of common stock to the HWP stockholders in connection with the merger of AMN Acquisition Corp. with and into us and the 616,694.9 shares previously held by AMN Acquisition Corp. were canceled.

(j) On July 24, 2001, we issued options to purchase an aggregate of 12,673 shares of stock to members of management, each at an exercise price of $392.04 per share.

(k) On October 18, 2001, we issued 28,835,015 shares of common stock upon the split of 668,894.1 outstanding shares, on the basis of 43.10849 shares for each outstanding share to our existing stockholders.

(l) In connection with the effectiveness of our initial public offering, we issued 1,954,755 shares of common stock to BancAmerica Capital Investors SBIC I, L.P. in connection with the exercise of a warrant.

(m) On January 17, 2002, we issued options to purchase an aggregate of 629,500 shares of common stock to some of our directors and members of management at an exercise price equal to $22.98 per share.

      The issuances listed above are exempt from registration under Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of AMN Healthcare Services, Inc.***
3.2	By-laws of AMN Healthcare Services, Inc.***
4.1	Specimen Stock Certificate.***
4.2	Registration Rights Agreement, dated as of November 16, 2001, among the Registrant, HWH Capital Partners, L.P., HWH Nightingale Partners, L.P., HWP Nightingale Partners II, L.P., HWP Capital Partners II, L.P., BancAmerica Capital Investors SBIC I, L.P., the Francis Family Trust dated May 24, 1996 and Steven Francis.***
5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the shares of common stock.****
8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to certain tax matters.****
10.1	Stock Purchase Agreement, dated as of June 23, 2000, by and between AMN Healthcare, Inc., Suzanne Confoy and George Robert Kraus, Jr.**
10.2	Stock Purchase Agreement, dated as of October 12, 2000, by and between AMN Healthcare, Inc. and Preferred Employers Holdings, Inc.**
10.3	Stock Purchase Agreement, dated as of April 3, 2001, by and between AMN Healthcare, Inc., Joseph O’Grady and Teresa O’Grady-Peyton.**
10.4	AMN Holdings, Inc. 1999 Performance Stock Option Plan, as amended.**
10.5	AMN Holdings, Inc. 1999 Super-Performance Stock Option Plan, as amended.**
10.6	AMN Healthcare Services, Inc. 2001 Stock Option Plan.**
10.7	Employment and Non-Competition Agreement, dated as of November 19, 1999, among AMN Holdings, Inc., AMN Acquisition Corp. and Steven Francis.**
10.8	Executive Severance Agreement, dated as of November 19, 1999, between AMN Healthcare, Inc. and Susan Nowakowski.**
10.9	Executive Severance Agreement, dated as of May 21, 2001, between AMN Healthcare, Inc. and Donald Myll.**
10.10	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.11	Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.12	Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Steven Francis.**

Exhibit
Number	Description

10.13	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.14	Amendment, dated as of December 13, 2000, to the Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.15	Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Steven Francis.**
10.16	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.17	Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.18	Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Susan Nowakowski.**
10.19	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.20	Amendment, dated as of December 13, 2000, to the Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.21	Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Susan Nowakowski.**
10.22	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.23	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.24	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.25	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.26	1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.27	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.28	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.29	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.30	1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.31	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.32	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.33	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**

Exhibit
Number	Description

10.34	2001 Stock Option Plan Stock Option Agreement, dated as of May 21, 2001, between the Registrant and Donald Myll.**
10.35	AMN Healthcare Services, Inc. 2001 Senior Management Bonus Plan.**
10.36	Amended and Restated Financial Advisory Agreement, dated as of November 16, 2001, between the Registrant and Haas Wheat & Partners, L.P.***
10.37	Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc., as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.**
10.38	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Steven Francis.****
10.39	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Susan Nowakowski.****
10.40	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Donald Myll.****
10.41	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Michael Gallagher.****
10.42	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and William Miller.****
10.43	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Andrew Stern.****
10.44	First Amendment, dated as of April 8, 2002, to the Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc. as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.****
10.45	Office Lease, dated as of April 2, 2002, between Kilroy Realty, L.P. and AMN Healthcare, Inc.****
10.46	Stock Purchase Agreement, dated as of April 17, 2002, by and among AMN Healthcare, Inc., Sandra Gilbert, Robert Gilbert, Jr., Suzette Marek, Robert Gilbert III and Benjamin Gilbert.****
10.47	AMN Healthcare, Inc. Executive Nonqualified Excess Plan.****
10.48	Amendment to AMN Healthcare, Inc. Executive Nonqualified Excess Plan, dated as of January 1, 2002.****
10.49	Second Amendment, dated as of May 2, 2002, to the Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc. as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.*
16.1	Letter from Deloitte & Touche LLP regarding change in certifying accountant.***
21.1	Subsidiaries of the Registrant.****
23.1	Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).****
23.2	Independent Auditors’ Report on Schedule and Consent of KPMG LLP with respect to the Registrant.*
23.3	Consent of KPMG LLP with respect to Preferred Healthcare Staffing, Inc.*
23.4	Consent of KPMG LLP with respect to O’Grady-Peyton International (USA), Inc.*
23.5	Consent of KPMG LLP with respect to Healthcare Resource Management Corporation.*
24.1	Power of Attorney.****

*	Filed herewith.

**	Incorporated by reference to the exhibits filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-65168).

***	Incorporated by reference to the exhibits filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

****	Previously Filed.

     b. Financial Statement Schedules

      The following financial statement schedules are included herein:

      Schedule II — Valuation and qualifying accounts

      All other schedules are omitted because they are either not required, not applicable or the required information is included in the financial statements or notes thereto.

Item 17. Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 13, 2002.

AMN HEALTHCARE SERVICES, INC.

By:	/s/ SUSAN NOWAKOWSKI

Name: Susan Nowakowski

Title:	Executive Vice President and

Chief Operating Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the following capacities on the 13th day of May, 2002.

*

Name: Robert Haas
Title: Chairman of the Board and Director

*

Name: Steven Francis
Title: Director, President and Chief Executive Officer

*

Name: Michael Gallagher
Title: Director

*

Name: William Miller III
Title: Director

*

Name: Andrew Stern
Title: Director

*

Name: Douglas Wheat
Title: Director

*

Name: Donald Myll

Title:	Chief Financial Officer and

Treasurer (principal financial and
accounting officer)

*By:	/s/ SUSAN NOWAKOWSKI

Susan Nowakowski
Attorney-in-Fact

SCHEDULE II

AMN HEALTHCARE SERVICES, INC.

VALUATION AND QUALIFYING ACCOUNTS

For Years Ended December 31, 1999, 2000 and 2001

	Balance at the				Balance
	Beginning		Provision from		at End
Allowance for Doubtful Accounts	of Year	Provision	Acquisitions	Deductions(*)	of Year

	(in thousands)
Year ended December 31, 1999	$135	$260	—	$(139)	$256
Year ended December 31, 2000	$256	$435	$441	$(202)	$930
Year ended December 31, 2001	$930	$2,906	$171	$(765)	$3,242

(*)	Accounts written off

See accompanying independent auditors’ report

S-1

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation of AMN Healthcare Services, Inc.***
3.2	By-laws of AMN Healthcare Services, Inc.***
4.1	Specimen Stock Certificate.***
4.2	Registration Rights Agreement, dated as of November 16, 2001, among the Registrant, HWH Capital Partners, L.P., HWH Nightingale Partners, L.P., HWP Nightingale Partners II, L.P., HWP Capital Partners II, L.P., BancAmerica Capital Investors SBIC I, L.P., the Francis Family Trust dated May 24, 1996 and Steven Francis.***
5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to the legality of the shares of common stock.****
8.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison as to certain tax matters.****
10.1	Stock Purchase Agreement, dated as of June 23, 2000, by and between AMN Healthcare, Inc., Suzanne Confoy and George Robert Kraus, Jr.**
10.2	Stock Purchase Agreement, dated as of October 12, 2000, by and between AMN Healthcare, Inc. and Preferred Employers Holdings, Inc.**
10.3	Stock Purchase Agreement, dated as of April 3, 2001, by and between AMN Healthcare, Inc., Joseph O’Grady and Teresa O’Grady-Peyton.**
10.4	AMN Holdings, Inc. 1999 Performance Stock Option Plan, as amended.**
10.5	AMN Holdings, Inc. 1999 Super-Performance Stock Option Plan, as amended.**
10.6	AMN Healthcare Services, Inc. 2001 Stock Option Plan.**
10.7	Employment and Non-Competition Agreement, dated as of November 19, 1999, among AMN Holdings, Inc., AMN Acquisition Corp. and Steven Francis.**
10.8	Executive Severance Agreement, dated as of November 19, 1999, between AMN Healthcare, Inc. and Susan Nowakowski.**
10.9	Executive Severance Agreement, dated as of May 21, 2001, between AMN Healthcare, Inc. and Donald Myll.**
10.10	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.11	Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.12	Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Steven Francis.**
10.13	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.14	Amendment, dated as of December 13, 2000, to the Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Steven Francis.**
10.15	Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Steven Francis.**
10.16	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.17	Amendment, dated as of December 13, 2000, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.18	Amendment No. 2, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Susan Nowakowski.**

Exhibit
Number	Description

10.19	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.20	Amendment, dated as of December 13, 2000, to the Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, between the Registrant and Susan Nowakowski.**
10.21	Amendment No. 2, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 19, 1999, as amended December 13, 2000, between the Registrant and Susan Nowakowski.**
10.22	1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.23	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.24	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.25	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of November 20, 2000, between the Registrant and Susan Nowakowski.**
10.26	1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.27	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.28	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.29	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Steven Francis.**
10.30	1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.31	Amendment, dated as of July 24, 2001, to the 1999 Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.32	1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.33	Amendment, dated as of July 24, 2001, to the 1999 Super-Performance Stock Option Plan Stock Option Agreement, dated as of December 13, 2000, between the Registrant and Susan Nowakowski.**
10.34	2001 Stock Option Plan Stock Option Agreement, dated as of May 21, 2001, between the Registrant and Donald Myll.**
10.35	AMN Healthcare Services, Inc. 2001 Senior Management Bonus Plan.**
10.36	Amended and Restated Financial Advisory Agreement, dated as of November 16, 2001, between the Registrant and Haas Wheat & Partners, L.P.***
10.37	Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc., as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.**
10.38	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Steven Francis.****
10.39	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Susan Nowakowski.****
10.40	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Donald Myll.****
10.41	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Michael Gallagher.****

Exhibit
Number	Description

10.42	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and William Miller.****
10.43	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Registrant and Andrew Stern.****
10.44	First Amendment, dated as of April 8, 2002, to the Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc. as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.****
10.45	Office Lease, dated as of April 2, 2002, between Kilroy Realty, L.P. and AMN Healthcare, Inc.****
10.46	Stock Purchase Agreement, dated as of April 17, 2002, by and among AMN Healthcare, Inc., Sandra Gilbert, Robert Gilbert, Jr., Suzette Marek, Robert Gilbert III and Benjamin Gilbert.****
10.47	AMN Healthcare, Inc. Executive Nonqualified Excess Plan.****
10.48	Amendment to AMN Healthcare, Inc. Executive Nonqualified Excess Plan, dated as of January 1, 2002.****
10.49	Second Amendment, dated as of May 2, 2002, to the Amended and Restated Credit Agreement, dated as of November 16, 2001, by and among AMN Healthcare, Inc. as borrower, the Registrant, Worldview Healthcare, Inc. and O’Grady-Peyton International (USA), Inc., as guarantors, and the lenders party thereto.*
16.1	Letter from Deloitte & Touche LLP regarding change in certifying accountant.***
21.1	Subsidiaries of the Registrant.*****
23.1	Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in Exhibit 5.1).****
23.2	Independent Auditors’ Report on Schedule and Consent of KPMG LLP with respect to the Registrant.*
23.3	Consent of KPMG LLP with respect to Preferred Healthcare Staffing, Inc.*
23.4	Consent of KPMG LLP with respect to O’Grady-Peyton International (USA), Inc.*
23.5	Consent of KPMG LLP with respect to Healthcare Resource Management Corporation.*
24.1	Power of Attorney.****

*	Filed herewith.

**	Incorporated by reference to the exhibits filed with the Registrant’s Registration Statement on Form S-1 (File No. 333-65168).

***	Incorporated by reference to the exhibits filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

****	Previously filed.